

ORLEN

GK/AK/1150.../2005


05007399

<u>*SEC file: 82-5036*</u>

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 19 2005
WASH. D.C.
179
SECTION

SUPPL

Płock, 11 April 2005

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's regulatory announcements from No 1/2005 to 23/2005 plus 4Q2004 figures under PAS (unconsolidated and consolidated) and IFRS and FY2004 under PAS (unconsolidated).

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 56 33 or mobile: +48 605 739 304.

Yours sincerely,

PROCESSED
APR 26 2005
THOMSON
FINANCIAL

Aneta Kiełbasa
Investor Relations Department

4/25

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sell of shares of 2 companies
Released	16:09 07-Apr-05
Number	7914K

Regulatory announcement 23/2005 dated 07 April 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 7 April 2005, on the basis of share transfer agreements, the Company sold shares in 2 maintenance and service companies for a total of PLN 1,980,000:

(1) 6,974 shares in Serwis Mazowsze Sp. z o.o. with a par value of PLN 100 each, representing 88.50% of the initial capital of Serwis Mazowsze and the same number of votes at its shareholders' meeting, for a total price of PLN 700,000.00 to ORLEN Centrum Serwisowe Sp. z o.o.;

(2) 12,608 shares in Serwis Nowa Wies Wielka Sp. z o.o. with a par value of PLN 100 each, representing 99.32% of the initial capital of Serwis Nowa Wies Wielka and the same number of votes at its shareholders' meeting, for a total price of PLN 1,280,000.00 to ORLEN Centrum Serwisowe Sp. z o.o.

Following the above transactions PKN ORLEN will not have any holding in any of the companies. Moreover, PKN ORLEN holds 99.94% of the initial capital of ORLEN Centrum Serwisowe Sp. z o.o.

The above transaction represents a further step in the process of selling PKN ORLEN's non-core businesses. As of the date of the transaction the companies employed 89 people.

Except in respect to the execution of the share transfer agreements referred to in the above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wholesale contract_BP Polska
Released	07:00 04-Jan-05
Number	9509G

Regulatory announcement no 1/2005 dated 3rd January 2005

PKN ORLEN announces Wholesale Contracts

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 3, 2005 wholesale agreement was concluded with BP Polska Spolka z o.o. for the sale of gasoline and diesel oil with an estimated gross value of PLN 2,377,000,000.00 for delivery during 2005.

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wholesale contract_SHELL
Released	07:00 04-Jan-05
Number	9510G

Regulatory announcement no 2/2005 dated 3rd January 2005

PKN ORLEN announces Wholesale Contract

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 3, 2005 wholesale agreement was concluded with SHELL Polska Spolka z o.o. for the sale of gasoline and diesel oil with an estimate gross value of PLN 1,905,000,000.00 for delivery during 2005.

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wholesale contract_PetroCentr
Released	07:00 04-Jan-05
Number	9511G

Regulatory announcement no 3/2005 dated 3rd January 2005

PKN ORLEN announces Wholesale Contract

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 3, 2005 wholesale agreement was concluded with Orlen PetroCentrum Sp. z o.o. for the sale of gasoline and diesel oil with an estimate gross value of PLN 1,173,000,000.00 for delivery during 2005.

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: ORLEN Deutschland
Released	15:50 04-Jan-05
Number	9897G

Regulatory announcement no 4/2005 dated 4th January 2005

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that, on January 3, 2005, ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH, Hamburg for the delivery of fuels for PKN ORLEN's stations in Germany during 2005 with an estimated value of PLN 2,443,000,000.00 (EUR 600 m).

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Merger of ZUD
Released	16:28 04-Jan-05
Number	9947G

Regulatory announcement no 5/2005 dated 4 January 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company informs of the registration on 3 January 2005, by the District Court in Opole, of a merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., headquartered in Opole (transferee company), with the following companies (offeree companies):
-Serwis Katowice Sp. z o.o., headquartered in Katowice,
-Serwis Kedzierzyn - Kozle Sp. z o.o., headquartered in Kedzierzyn - Kozle,
-Serwis Kielce Sp. z o.o., headquartered in Kielce,
-Serwis Lodz Sp. z o.o., headquartered in Lodz,
-Serwis Rzeszow Sp. z o.o., headquartered in Rzeszow.
The merger is effected through the take-over of the total assets of the offeree companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (merger by take-over).

In accordance with the above, the initial capital of Zaklad Urzadzen Dystrybucyjnych was increased by PLN 222,700, from PLN 6,536,500 to PLN 6,759,200 Shares in the increased capital, with a nominal value of PLN 50 each, were taken by the shareholders of the offeree companies according to the following exchange ratio:

- one share in Serwis Katowice Sp. z o.o. for 20.48 new shares of ZUD Sp. z o.o.
- one share in Kedzierzyn - Kozle Sp. z o.o. for 9.33 new shares of ZUD Sp. z o.o.
- one share in Serwis Lodz Sp. z o.o. for 7.24 new shares of ZUD Sp. z o.o.
- one share in Serwis Rzeszow Sp. z o.o. for 10.09 new shares of ZUD Sp. z o.o.

The above mentioned exchange ratios were calculated according to the value of the assets of the offeree companies as at 30 June 2004. Where there are fractional values, the stake of the shareholders of the offeree companies get rounded up, as

long as the total amount is not greater than 10% of the balance value of the new shares. The number of shares given to each shareholder of offeree companies is set in relation to the shares they own, with the use of the above mentioned exchange ratio.

The merger of ZUD Sp. z o.o. and Serwis Kielce Sp. z o.o. was made in accordance with:

a) Article 515 § 1 of The Commercial Code, i.e. without the increase of the initial capital of the offeree company

b) Article 516 § 1 The Commercial Code, i.e.:

— Without giving the shares of the transferee company,

— without defining in the merger plan the relation of the exchange of the shares, the rules of granting shares and defining the date of commencement of giving the shares of transferee company to the shareholders of offeree company.

As a result of this increase of the initial capital in Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. PKN ORLEN's stake decreased from 99.94% to 96.65%.

After the registration of the merger and the increase of initial capital, the total number of shareholder votes of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. amounts to 135,184.

The registration of the merger Zaklad Urzadzen Dytrybucyjnych Sp. z o.o. with the companies: Serwis Katowice Sp. z o.o., Serwis Kedzierzyn - Kozle Sp. z o.o., Serwis Kielce Sp. z o.o., Serwis Lodz Sp. z o.o., Serwis Rzeszow Sp. z o.o., results in the cancellation of those companies from the registry.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Guarantees
Released	15:42 05-Jan-05
Number	0520H

Regulatory announcement 6/2005 dated 5 January 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 4 January 2005 it issued parent company guarantees to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total amounts of EUR 64m and USD 56m and a letter of guarantee to insurance institution Zurich Versicherung AG for the amount of EUR 25m to secure the liabilities of ORLEN Deutschland AG (PKN ORLEN's fuel 100% subsidiary in Germany).

The approximate amount of PLN 533m in liabilities originates from ORLEN Deutschland's fuel trading operations.

The guarantees come into force on 1 February 2005 and extend the period of validity currently binding until 31 January 2005. (see regulatory announcements dated *28 January 2004, 12 February 2004, 20 February 2004, 2 August 2004*).

The guarantees given to Shell Deutschland Oil GmbH are valid till 30 June 2005; the guarantees given to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005.

PKN ORLEN holds a 100% stake in ORLEN Deutschland AG.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	List after EGM
Released	08:29 12-Jan-05
Number	2756H

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 7/2005 dated 12 January 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was originally called on December 30, 2005.

Shareholder	Number of shares owned	Type of shares	Number of votes	Votes (%)
COMMERCIAL UNION OFE BPH CU WBK Al. Jana Pawla II 23 00-854 Warszawa	21,400,000	bearer	21,400,000	8.88%
ING NATIONALE-NEDERLANDEN POLSKA OFE ul. Ludna 2 00-406 Warszawa	15,000,000	bearer	15,000,000	6.22%
NAFTA POLSKA Spolka Akcyjna ul. Jasna 12 00-013 WARSZAWA	74,076,299	bearer	74,076,299	30.73%
SKARB PANSTWA Reprezentowany przez Ministra Skarbu Panstwa ul. Krucza 36 / Wspolna 6 00-522 WARSZAWA	43,633,897	bearer	43,633,897	18.10%
THE BANK OF NEW YORK 101 Barclay Street New York, N.Y. 10286, USA	45,729,066	bearer	45,729,066	18.97%

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wholesale Contract
Released	16:03 12-Jan-05
Number	3118H

Regulatory announcement no 8/2005 dated 12th January 2005

PKN ORLEN announces Wholesale Contract

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 12, 2005 wholesale agreement was concluded with Rafineria Trzebinia S.A. for the sale of gasoline and diesel oil with an estimate gross value of PLN 343,000,000 for delivery during 2005.

PKN ORLEN holds 77.1% stake in Rafineria Trzebinia S.A.

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wholesale contract
Released	17:30 12-Jan-05
Number	3202H

Regulatory announcement no 9/2005 dated 12 January 2005

ORLEN Deutschland signs wholesale contract with Deutsche BP Aktiengesellschaft

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 12 January 2005 PKN ORLEN was informed that on 6 January 2005 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP Aktiengesellschaft for the purchase of gasoline and diesel oil during 2005 with an estimated value of approximately EUR 700m (approximately PLN 2,852.5 m).

ORLEN Deutschland AG is wholly owned by PKN ORLEN.

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PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wholesale Agreement
Released	07:00 14-Jan-05
Number	3708H

Regulatory announcement no 10/2005 dated 13th January 2005

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that PKN ORLEN concluded an agreement with Rafineria Trzebinia S.A. for the sale of gasoline for pyrolysis with an estimate gross value of USD 1,084,257 (approximately PLN 3,369,763). The agreement is binding for the period 11.01.2005 till 31.01.2005.

PKN ORLEN holds 77.1% stake in Rafineria Trzebinia S.A.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Petroval
Released	07:00 21-Jan-05
Number	6373H

Regulatory announcement no 11/2005 dated 20 January 2005

PETROVAL S.A. halts contract implementation

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 19, 2005 it received a notice from PETROVAL S.A. stating that PETROVAL was halting the implementation of a forward contract to supply crude oil (dated December 21, 2002) due to a Force Majeure event which impeded the contract's performance. According to the notice delivered by PETROVAL S.A., the event that qualifies as a Force Majeure event and justifies interruption of the contract's performance is Yukos' inability to deliver crude oil. It is currently impossible to assess how long this situation will persist.

The Management Board of PKN ORLEN declares that the above described situation does not impede supply crude oil continuity thanks to previously undertaken contingencies. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: KPMG Audyt
Released	15:41 21-Jan-05
Number	6756H

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 12/2005 dated 21 January 2005

Polski Koncern Naftowy ORLEN S.A. ('PKN ORLEN'), Central Europe's largest downstream oil company, announces that in compliance with the Company's Articles of Association, PKN ORLEN's Supervisory Board, following its meetings on 21 January 2005, has appointed KPMG Audyt Sp. z o.o., ("KPMG Audyt"), based in Warsaw, to review PKN ORLEN's financial statements, and the Capital Group's consolidated financial statements for 2005, 2006 and 2007, according to the International Accounting Standards. In addition, KPMG will review PKN ORLEN and its Capital Group's unconsolidated and consolidated quarterly and half year financial statements starting from 2Q05 till 4Q07.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Financial calendar for 2005
Released	15:41 27-Jan-05
Number	8938H

Regulatory announcement no 13/2005 dated 27 January 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes its financial calendar for 2005.

Unconsolidated financial reports, produced at quarterly and half-yearly will be published as a section within the consolidated financial report.

Quarterly reports

Q4 2004	-	01.03.2005
Q1 2005	-	16.05.2005
Q2 2005	-	16.08.2005
Q3 2005	-	14.11.2005

Half yearly report

H1 2005	-	29.09.2005

Annual statements

2004 annual statements will be produced as follows:

Unconsolidated	-	31.03.2005
Consolidated	-	20.04.2005

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ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Value Creation Strategy
Released	08:42 03-Feb-05
Number	1625I

Regulatory announcement no 14/2005 dated 3rd February 2005

PKN ORLEN Value Creation Strategy

Polski Koncern Naftowy ORLEN S.A. ('PKN ORLEN'), Central Europe's largest downstream oil company, announces that on February 2nd 2005, the Company's Supervisory Board approved a new strategy for PKN ORLEN.

The PKN ORLEN strategy derives from the Company's new mission statement:
"Aiming to become the regional leader we ensure long-term value creation for our shareholders by offering our customers products and services of the highest quality.
All our operations adhere to 'best practice' principles of corporate governance and social responsibility, with a focus on care for our employees and the natural environment"

PKN ORLEN will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, we will continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of PKN ORLEN's focus on its core businesses, we want to strengthen the Company's presence in its key business areas in the relevant markets, while continuing to restructure our asset portfolio.

The successful integration of Unipetrol and extraction of the resulting synergies, upon approval of the transaction by the European Commission, represents one of the key priority for PKN ORLEN. In the long-term, this will provide us with a platform for further development in the Czech Republic.

Another issue given precedence in the new strategy is that of de-politicisation of PKN ORLEN through the introduction of transparent principles of corporate governance and implementation of merit-based human resources management.

The new strategy draws on a number of detailed analyses focused on, for example, the future outlook for the refinery and petrochemical markets. As a result, we have defined paths that **PKN ORLEN must follow to achieve the status of the best enterprise in its class.**

PKN ORLEN will monitor availability of expansion opportunities and assess fulfilment by them of strict requirements for downstream projects and, subject to additional conditions, also upstream projects, with due consideration given to the security of supplies.

Strategic partnerships and regional consolidation can be implemented as and when the goals of the current strategy are achieved or sooner, if it would speed up achievements of the strategy goals.

Igor Chalupec, President of the Management Board, commented on the new strategy adopted by the Supervisory Board:
"...even the title of the new strategy clearly shows what will be emphasised in the coming months and years. The new strategy is for the years until the end of 2009. Yet, in no way does this imply that if we succeed in meeting the defined objectives earlier we will sit down, fold our hands and relax. On the contrary, any additional time will be used to make headway in developing the Company further."

Key financial targets defined in the strategy until the end of 2009*:

- EBITDA over PLN 6bn,
- ROACE 17.5%,
- CAPEX in 2005–2009 PLN 1.7bn,
- Financial gearing 30%-40%,
- Dividend payout ratio 30%.

Key areas of efficiency improvement assumed in the new strategy:

- Continuation of the cost-cutting programme;
- Group restructuring and implementation of segmental management (Polkomtel disposal, transparent corporate structure, continuous disposals of non-core assets, etc.);
- Retail network restructuring and optimisation by 2009:
    - *Preventing further decline in market share and subsequently winning a 30% market share (current share in the domestic retail fuel market is estimated at 28.6%)*,*
    - *Increase the share of the non-fuel margin in the retail margin by 10 percentage points,*
    - *Increase average blended throughput per site by 5% CAGR*
    - *Orlen Deutschland should be either developed to reach critical mass or considered for disposal;*
- Management aimed at shareholder value creation and introduction of a performance-based employee compensation system;
- New investment projects must be tested against stringent internal rules and criteria, to account, first and foremost, for the projected rise in demand for diesel and mid-distillates, and, later, the projected market demand for petrochemicals (subject to further analysis).

"...Yet we cannot implement this strategy without altering the Company's organisational culture. As the President of the Management Board I am personally committed to all efforts aimed at improving our corporate culture and enhancing internal communications. For me, the implementation of a system of transparent management is a priority, as is the definition of and steadfast abidance by top ethical standards," **Igor Chalupec, President of the PKN ORLEN Management Board, added.**

A presentation of the new strategy may be accessed on-line on the PKN ORLEN's Web site (www.orlen.pl)

* *Additional key financial and operational data:*

- *Projected crude distillation capacity utilisation in Plock: 96% in 2005;*
- *All financial data (if not otherwise pointed) on the ORLEN Group are compliant with the IFRS,*
- *Given 2004 macroeconomic assumptions: target EBITDA for 2009 – ca. PLN 7.9bn;*
- *Annualised depreciation and amortisation (2005–2009): PLN 1.7bn;*
- *For PKN ORLEN (parent company) CAPEX and annualised depreciation and amortisation (2005–2009): ca. PLN 0.9bn;*
- *Additional capital expenditure may amount up to PLN 2.75bn;*
- *CAPEX (PLNm) by year: 2005 – Refining, Wholesale, Logistics: 370, Retail: 480, Petrochemicals: 300; 2006 – Refining, Wholesale, Logistics: 580, Retail: 400, annualised for 2007–2009 – Refining, Wholesale, Logistics: 350, Retail: 350; additional development opportunities estimated at: 2006 – Retail: 60, Petrochemicals: 230; annualised for 2007–2009 – Refining, Wholesale, Logistics: 350, Retail: 60, Petrochemicals: 450; Capex for other areas in PKN ORLEN, of Unipetrol, Orlen Deutschland and PKN Orlen's subsidiaries not included;*
- *Retail fuel market share is calculated as PKN Orlen's retail fuel sales /total retail fuel sales, assumed total retail sales as 75 % of diesel and 100% of gasoline and LPG entire consumption;*
- *Brent price assumptions (USD/bbl): 2005 = 36; 2006 = 31.8; 2007–2009 = 29.6; Source: PKN ORLEN estimates based on external forecasts;*
- *Brent/Ural differential assumptions (USD/bbl): 2005 = 3.5; 2006 = 3.1; 2007–2009 = 2.95; Source: PKN ORLEN estimates based on external forecasts;*
- *Rotterdam refining margin assumptions (USD/bbl): 2005 = 3.43, 2006 = 3.62, 2007–2009 = 4.46; Source: PKN ORLEN forecast;*
- *Exchange rate assumptions (PLN/EUR): 2005 = 4.40; 2006 = 4.12; 2007 = 4.08; 2008 = 4.03;*

2009 = 4.10; Source: average of forecasts provided by four banks;

- *Exchange rate assumptions (PLN/USD): 2005 = 3.20; 2006 = 3.16; 2007 = 3.17; 2008 = 3.37; 2009 = 3.38; Source: average of forecasts provided by four banks,*
- *Long-term debt/EBITDA will range from 2.5x to 3.5x.*

PKN ORLEN Management Board

Warsaw, February 3rd 2005

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.:Initial capital_Trzebinia
Released	15:41 17-Feb-05
Number	7489I

Regulatory announcement no 15/2005 dated 17 February 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that on 28 January 2005 a Register Court in Krakow registered a change in both the amount and structure of the initial capital of Rafineria Trzebinia S.A. ("Rafineria Trzebinia"), based in Trzebinia, Poland.

The initial capital of Rafineria Trzebinia was reduced from PLN 43,041,890 to PLN 42,995,350 and divided into 4,299,535 shares with a par value of PLN 10 each. Each share entitles a single vote at the general meeting of shareholders.

The capital was reduced to fulfill Resolution no. 1, passed on 28 December 2004 by the Extraordinary General Meeting of Rafineria Trzebinia Shareholders, regarding the remission of 4,654 common shares of Rafineria Trzebinia.

Consequently PKN ORLEN now owns 77.15% of Rafineria Trzebinia shares. The remainder is held by:

- The State Treasury – 9.19%
- Others – 13.66%

All of these shares carry voting rights.

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PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4th Quarter Results_PAS 1
Released	07:00 02-Mar-05
Number	2164J

Form SA-QSr IV/2004
(quarter/year)

(for manufacturing, contracting, trading and service industry issuers)

According to § 57 section 2 and § 58 section 1 of The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna publishes consolidated quarterly report for IVQ 2004

			1 March 2005	
			(date of submission)	
	in PLN thousand		**in EUR thousand**	
SELECTED CONSOLIDATED FINANCIAL DATA	**IV quarters from 01.01.2004 to 31.12.2004**	**IV quarters from 01.01.2003 to 31.12.2003**	**IV quarters from 01.01.2004 to 31.12.2004**	**IV quarters from 01.01.2003 to 31.12.2003**
I. Net sales of finished products, goods for resale and materials	**40 810 810**	**33 720 934**	**9 032 537**	**7 463 356**
II. Operating profit	**2 817 200**	**1 303 849**	**623 523**	**288 577**
III. Profit before taxation	**3 114 903**	**1 254 301**	**689 412**	**277 611**
IV. Net profit	**2 569 712**	**1 025 863**	**568 747**	**227 051**
V. Cash flow from operating activities	**3 512 706**	**1 613 772**	**777 457**	**357 171**
VI. Cash flow used in investing activities	**(2 266 819)**	**(1 245 628)**	**(501 708)**	**(275 691)**
VII. Cash flow used in / from financing activities	**(1 102 794)**	**15 404**	**(244 078)**	**3 409**
VIII. Net cash flow	**143 093**	**383 548**	**31 671**	**84 889**
IX. Total assets	**19 019 413**	**16 983 391**	**4 662 764**	**4 163 616**
X. Liabilities and provisions for liabilities	**6 879 206**	**7 100 075**	**1 686 493**	**1 740 641**
XI. Long term liabilities	**1 791 448**	**1 839 284**	**439 188**	**450 915**
XII. Short term liabilities	**3 867 945**	**4 295 406**	**948 258**	**1 053 054**
XIII. Equity	**11 427 296**	**9 155 986**	**2 801 494**	**2 244 664**
XIV. Share capital	**534 636**	**534 636**	**131 070**	**131 070**
XV. Number of shares	**427 709 061**	**427 709 061**	**427 709 061**	**427 709 061**
XVI. Earnings per ordinary share (in PLN/EUR)	**6,01**	**2,40**	**1,33**	**0,53**
XVII. Net book value per share (in PLN/EUR)	**26,72**	**21,41**	**6,55**	**5,25**
XVIII. Declared or paid dividends per share (in PLN/EUR)	**-**	**-**	**-**	**-**
0				
CONSOLIDATED BALANCE SHEET	**as at 31.12.2004 end of quarter (current year)**	**as at 30.09.2004 end of previous quarter**	**as at 31.12.2003 end of quarter (previous year)**	**as at 30.09.2003 end of previous quarter**
Assets				
I. Fixed assets	**10 725 506**	**10 598 662**	**10 622 416**	**10 500 156**
1. Intangible fixed assets, including:	**83 236**	**75 172**	**93 208**	**96 571**
- goodwill	**6 303**	**8 467**	**10 211**	**11 001**
2. Goodwill on consolidation of subordinated entities	**16 392**	**17 872**	**20 856**	**22 011**
3. Tangible fixed assets	**9 342 541**	**9 290 337**	**9 294 519**	**9 083 422**
4. Long term receivables	**8 794**	**9 510**	**18 084**	**10 337**
4.1. From subordinated entities	**1 225**	**1 367**	**1 402**	**561**
4.2. From other entities	**7 569**	**8 143**	**16 682**	**9 776**

5. Long term investments	1 072 123	1 060 785	1 023 346	1 099 164
5.1. Real estate	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 072 123	1 060 785	1 023 346	1 099 164
a) in subordinated entities, including:	534 563	514 803	489 816	480 362
- shares in subordinated entities accounted for on an equity basis	506 524	485 757	455 749	444 628
- shares in unconsolidated subsidiaries and joint venture entities	28 039	29 046	34 067	35 734
b) in other entities	537 560	545 982	533 530	618 802
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax assets	202 420	144 986	172 403	188 651
6.1. Deferred tax assets	75 611	22 445	15 120	19 618
6.2. Prepayments and deferred costs	126 809	122 541	157 283	169 033
II. Current assets	8 293 907	8 535 077	6 360 975	6 478 073
1. Inventories	3 258 552	3 479 369	3 041 411	2 989 216
2. Short term receivables	2 831 576	3 199 843	2 231 228	2 317 239
2.1. From subordinated entities	138 500	159 651	118 375	130 626
2.2. From other entities	2 693 076	3 040 192	2 112 853	2 186 613
3. Short term investments	1 985 534	1 604 083	718 310	724 609
3.1. Short term financial assets	1 985 336	1 603 475	717 809	724 108
a) in subordinated entities	410	131	-	227
b) in other entities	1 277 763	578 830	156 049	74 762
c) cash and cash equivalents	707 163	1 024 514	561 760	649 119
3.2. Other short term investments	198	608	501	501
4. Short term prepayments and deferred costs	218 245	251 782	370 026	447 009
Total assets	19 019 413	19 133 739	16 983 391	16 978 229
CONSOLIDATED BALANCE SHEET	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter
Liabilities				
I. Equity	11 427 296	10 765 169	9 155 986	8 733 475
1. Share capital	534 636	534 636	534 636	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	7 285 462	7 260 969	6 468 021	6 280 049
5. Revaluation reserve	709 669	676 838	674 685	670 534
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Foreign exchange gains/(losses) on inclusion of subordinated entities	(9 852)	22 739	62 366	54 040
8. Undistributed profit from previous years	284 193	306 410	336 939	338 143
9. Net profit	2 569 712	1 910 101	1 025 863	812 012
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	377 401	451 567	425 961	421 297
III. Negative goodwill on subordinated entities	335 510	274 459	301 369	241 270
IV. Liabilities and provisions for liabilities	6 879 206	7 642 544	7 100 075	7 582 187
1. Provisions for liabilities	1 066 779	913 255	828 715	827 848
1.1. Provision for deferred tax	189 826	204 644	212 323	262 083
1.2. Retirement benefits and similar provisions	194 528	170 087	158 588	148 308
a) long term	175 842	148 525	137 359	130 111
b) short term	18 686	21 562	21 229	18 197
1.3. Other provisions	682 425	538 524	457 804	417 457
a) long term	566 408	427 565	372 279	325 162
b) short term	116 017	110 959	85 525	92 295
2. Long term liabilities	1 791 448	1 925 253	1 839 284	1 398 351
2.1. To subordinated entities	-	-	168	263
2.2. To other entities	1 791 448	1 925 253	1 839 116	1 398 088
3. Short term liabilities	3 867 945	4 665 059	4 295 406	5 254 076
3.1. To subordinated entities	41 790	49 528	53 092	66 457
3.2. To other entities	3 779 754	4 566 670	4 195 414	5 136 478

3.3. Special funds	46 401	48 861	46 900	51 141
4. Accruals and deferred income	153 034	138 977	136 670	101 912
4.1. Negative goodwill	8	8	365	454
4.2. Other accruals and deferred income	153 026	138 969	136 305	101 458
a) long term	9 969	11 506	9 046	10 267
b) short term	143 057	127 463	127 259	91 191
Total liabilities	19 019 413	19 133 739	16 983 391	16 978 229
Net book value	11 427 296	10 765 169	9 155 986	8 733 475
Number of shares	427 709 061	427 709 061	427 709 061	420 177 137
Net book value per share (in PLN)	26,72	25,17	21,41	20,79

OFF BALANCE SHEET ITEMS	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter
1. Contingent receivables	-	1 366	-	-
1.1. From subordinated entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities (including)	-	1 366	-	-
- received guarantees and sureties	-	1 366	-	-
2. Contingent liabilities	742 204	767 441	155 385	63 992
2.1. To subordinated entities (including)	567 276	626 614	106 747	47 528
- granted guarantees and sureties	113 577	165 417	106 747	47 528
- pledge on shares	453 699	461 197	-	-
2.2. To other entities (including)	174 928	140 827	48 638	16 464
- granted guarantees and sureties	153 576	92 471	48 638	700
3. Other	34 999	14 808	11 771	13 586
Total off-balance sheet items	777 203	783 615	167 156	77 578

CONSOLIDATED INCOME STATEMENT	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters (previous year from 01.01.200 to 31.12.2003
I. Net sales, including:	11 034 277	40 810 810	9 364 266	33 720 9
- to subordinated entities	162 560	891 652	347 168	894 8
1. Net sales of finished products	7 773 297	29 324 613	6 692 110	25 447 3
2. Net sales of goods for resale and materials	3 260 980	11 486 197	2 672 156	8 273 5
II. Cost of goods sold, including:	(6 658 246)	(24 340 857)	(5 759 530)	(19 923 60
- to subordinated entities	(98 871)	(531 814)	(213 470)	(528 68
1. Cost of sales of finished products	(3 745 161)	(13 746 485)	(3 327 718)	(12 386 46
2. Cost of goods for resale and materials sold	(2 913 085)	(10 594 372)	(2 431 812)	(7 537 13
III. Gross profit on sales (I-II)	4 376 031	16 469 953	3 604 736	13 797 3
IV. Selling and distribution costs	(3 306 198)	(12 455 238)	(3 120 398)	(11 567 43
V. General and administration expenses	(205 049)	(821 416)	(242 777)	(929 66
VI. Profit on sales (III-IV-V)	864 784	3 193 299	241 561	1 300 2
VII. Other operating income	151 482	326 365	97 652	376 6
1. Profit on disposal of non-financial fixed assets	8 897	31 057	4 617	14 3
2. Grants	26	32	90	1
3. Other	142 559	295 276	92 945	362 2
VIII. Other operating expenses	(407 099)	(702 464)	(182 231)	(373 02
1. Loss on disposal of non-financial fixed assets	(4 844)	(11 811)	(4 525)	(10 62
2. Impairment of non-financial assets	(91 896)	(161 170)	(38 381)	(77 82
3. Other	(310 359)	(529 483)	(139 325)	(284 57
IX. Operating profit (VI+VII-VIII)	609 167	2 817 200	156 982	1 303 8
X. Financial income	331 618	561 838	43 284	279 2
1. Dividends and shares in profits, including:	24	68 514	180	48 7
- from subordinated entities	24	299	179	2 2
2. Interest, including:	37 756	69 295	28 132	61 9
- from subordinated entities	106	727	478	2 2
3. Profit from sale of investments	-	633	3 969	32 8

4. Revaluation of investments	-	664	2 668	3 7
5. Other	293 838	422 732	8 335	131 9
XI. Financial expenses	(182 819)	(299 915)	(36 835)	(361 58
1. Interest, including:	(22 703)	(102 554)	(31 393)	(154 96
- for subordinated entities	-	-	(589)	(1 02
2. Loss from sale of investments	-	(11)	-	
3. Revaluation of investments	(1 878)	(7 900)	(299)	(3 49
4. Other	(158 238)	(189 450)	(5 143)	(203 12
XII. Profit (loss) on sale of shares in subordinated entities	516	13 837	(184)	2
XIII. Gross profit (IX+X-XI+/-XII)	758 482	3 092 960	163 247	1 221 7
XIV. Extraordinary items (XIV.1. - XIV.2.)	22	(2)	353	4
1. Extraordinary gains	44	62	353	9
2. Extraordinary losses	(22)	(64)	-	(53
XV. Amortisation of goodwill from subordinated entities	(1 481)	(5 765)	(1 460)	(5 53
XVI. Negative goodwill from subordinated entities write-off	5 032	27 710	12 337	37 6
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	762 055	3 114 903	174 477	1 254 3
XVIII. Income tax	(115 689)	(579 301)	33 777	(250 97
a) current part	(195 594)	(678 630)	(60 299)	(379 02
b) deferred part	79 905	99 329	94 076	128 0
XIX. Other obligatory charges on profit	-	-	-	-
XX. Share in profit of subordinated entities accounted for under equity method	25 834	88 971	11 545	56 2
XXI. Minority interests	(12 589)	(54 861)	(5 948)	(33 69
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	659 611	2 569 712	213 851	1 025 8

Net profit for 12 months (annualised)		2 569 712		1 025 8
Number of shares		427 709 061		420 804 7
Earnings per ordinary share (in PLN)		6,01		2,

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters (previous year from 01.01.200 to 31.12.2003
I. Equity at beginning of period	10 765 169	9 129 889	8 733 475	7 927 0
a) changes in accounting policies	-	26 097	-	13 8
b) corrections of fundamental errors	-	-	-	
I. a. Equity at beginning of period restated for comparative data	10 765 169	9 155 986	8 733 475	7 940 8
1. Share capital at beginning of period	534 636	534 636	525 221	525 2
1.1.Movements in share capital	-	-	9 415	9 4
a) increases	-	-	9 415	9 4
b) decreases	-	-	-	
1.2. Share capital at end of period	534 636	534 636	534 636	534 6
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	7 260 969	6 468 021	6 280 049	5 757 6
4.1. Movements in capital reserve	24 493	817 441	187 972	710 3
a) increases	24 493	817 441	187 972	710 9
- share premium	-	-	184 910	184 9
- distribution of profits (by articles)	-	-	-	
- apportionment of profits (over the minimum provided	22 217	796 421	1 204	482 3

for by the articles)				
- transfer from capital reserves due to revaluation of fixed assets disposed	2 276	21 020	1 858	43 6
- other	-	-	-	
b) decreases	-	-	-	(63
- absorption of losses	-	-	-	(63
- other	-	-	-	
4.2. Capital reserve at end of period	7 285 462	7 285 462	6 468 021	6 468 0
5. Revaluation reserve at beginning of period	676 838	674 685	670 534	722 7
- changes in accounting policies, restatement of opening balance	-	-	-	
5.1. Revaluation reserve at beginning of period restated for comparative data	676 838	674 685	670 534	722 7
5.2. Movements in revaluation reserve	32 831	34 984	4 151	(48 06
a) increases	52 031	93 757	(672)	3 7
- hedge accounting-cash flow hedges	51 356	93 757	2 857	2 8
- deferred tax assets related to entries made to revaluation reserve	-	-	(2 266)	9
- other	675	-	(1 263)	
b) decreases	(19 200)	(58 773)	4 823	(51 85
- fixed assets disposals	(2 276)	(21 020)	(1 858)	(43 67
- impairment of tangible fixed assets	-	(1 296)	5 057	(6 81
- deferred tax assets related to entries made to revaluation reserve	(11 862)	(19 709)	-	
- hedge accounting-cash flow hedges	(5 062)	(16 748)	-	
- other	-	-	1 624	(1 36
5.3. Revaluation reserve at end of period	709 669	709 669	674 685	674 6
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 4
6.1. Movements in other capital reserves	-	-	-	
a) increases	-	-	-	
b) decreases	-	-	-	
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 4
7. Foreign exchange gains/(losses) from recalculation of subordinated entities	(9 852)	(9 852)	62 366	62 3

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUED	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters (previous year from 01.01.200 to 31.12.2003
8. Undistributed profit (loss) from previous years at beginning of period	2 216 511	1 336 705	1 150 155	867 8
8.1. Undistributed profit from previous years at beginning of period	2 216 511	1 336 705	1 150 155	867 8
a) changes in accounting policies	-	26 097	-	13 8
b) corrections of fundamental errors	-	-	-	
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	2 216 511	1 362 802	1 150 155	881 7
a) increases	-	-	-	6
- absorption of losses	-	-	-	6
b) decreases	(22 217)	(1 078 609)	(1 204)	(545 46
- dividends paid	-	(278 011)	-	(58 82
- transfer to capital reserve	(22 217)	(796 421)	(1 204)	(482 39
- other (including transfer to receivables)	-	(4 177)	-	(4 24
8.3. Undistributed profit from previous years at end of period	2 194 294	284 193	1 148 951	336 9
8.4. Undistributed loss from previous years at beginning of period	-	-	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
8.6. Undistributed loss from previous years at end of period	-	-	-	-
8.7. Undistributed profit (loss) from previous years	2 194 294	284 193	1 148 951	336 9

at end of period*				
9. Net result for the financial year	659 611	2 569 712	213 851	1 025 8
a) net profit	659 611	2 569 712	213 851	1 025 8
b) net loss	-	-	-	
c) distribution from current year profit	-	-	-	-
II. Equity at end of period	11 427 296	11 427 296	9 155 986	9 155 9

* including net result from 3Q2004(cumulatively) and 3Q2003 (cumulatively) respectively

CONSOLIDATED CASH FLOW STATEMENT	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters (previous year from 01.01.200 to 31.12.2003
A. Cash flow from operating activities				
I. Net profit for the year	659 611	2 569 712	213 851	1 025 8
II. Total adjustments	103 425	942 994	50 076	587 9
1. Profit from minority interests	12 589	54 861	5 948	33 6
2. Net (profit) from subordinated entities accounted for under equity method	(25 834)	(88 971)	(11 545)	(56 23
3. Depreciation	260 107	1 091 016	270 792	1 076 4
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(3 551)	(21 945)	(10 877)	(32 11
4. Foreign exchange (gains)/losses	(189 645)	(314 674)	(32 437)	63 4
5. Interest and dividends	282	(11 024)	18 964	73 4
6. (Profit) loss from investing activities	62 302	96 175	61 209	59 3
7. Movements in provisions	127 449	217 614	(41 132)	(101 63
8. Movements in stock	212 239	(238 181)	(50 653)	(162 49
9. Movements in receivables	297 821	(715 952)	21 343	(277 65
10. Movements in creditors falling due within one year (with the exception for loans)	(649 200)	680 267	(328 000)	(165 24
11. Movements in prepayments and accruals	(11 249)	134 253	128 266	138 7
12. Other adjustments	6 564	37 610	7 321	(94 09
III. Cash flow from operating activities (I+/-II)	763 036	3 512 706	263 927	1 613 7
B. Cash flow from investing activities	-	-	-	
I. Inflows	129 934	419 497	325 884	498 6
1. Disposal of intangible fixed assets and tangible fixed assets	11 884	62 747	16 928	39 5
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	
3. From financial assets, including:	72 821	292 371	148 242	256 1
a) in subordinated entities	6 735	45 035	22 403	38 4
- sales of financial assets (except for short term securities)	1 706	27 341	10 832	14 0
- sales of short term securities	4 934	4 934	10 499	10 4
- dividends and profits	14	12 597	951	13 6
- long-term loans repaid	-	-	-	
- interest received	81	163	121	21
- other inflows from financial assets	-	-	-	-
b) in other entities	66 086	247 336	125 839	217 6
- sales of financial assets (except for short term securities)	3 543	18 385	646	3 1
- sales of short term securities	35 256	124 765	20 915	44 5
- dividends and profits	-	68 216	-	46 5
- long-term loans repaid	10 453	12 425	91 598	99 2
- interest received	16 834	23 545	12 680	24 1
- other inflows from financial assets	-	-	-	
4. Other inflows from investing activities	45 229	64 379	160 714	203 0
II. Outflows	(1 133 111)	(2 686 316)	(536 733)	(1 744 32
1. Purchases of intangible fixed assets and tangible fixed assets	(391 686)	(1 387 759)	(388 247)	(1 200 79
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(736 276)	(1 286 780)	(14 658)	(403 77
a) in subordinated entities	(207)	(16 192)	16 405	(314 12

- purchases of financial assets (except for short term securities)	(207)	(16 192)	16 405	(314 12
- purchases of short term securities	-	-	-	
- loans granted	-	-	-	
b) in other entities	(736 069)	(1 270 588)	(31 063)	(89 65
- purchases of financial assets (except for short term securities)	(5 151)	(32 107)	(9 906)	(10 94
- purchases of short term securities	(728 313)	(1 232 744)	(19 927)	(61 98
- loans granted	(2 605)	(5 737)	(1 230)	(16 72
4. Dividends and other shares in profits paid to minority shareholders	-	(2 663)	(1 280)	(4 74
5. Other payments	(5 149)	(9 114)	(132 548)	(135 00
III. Net cash flow used in investing activities (I-II)	(1 003 177)	(2 266 819)	(210 849)	(1 245 628)
CONSOLIDATED CASH FLOW STATEMENT - CONTINUED	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters (previous year from 01.01.200 to 31.12.2003
C. Cash flow from financing activities				
I. Inflows	80 210	864 451	876 741	4 452 91
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	
2. Loans	78 731	706 535	800 067	3 138 01
3. Issuance of short term securities	1 479	157 916	76 063	1 314 2
4. Other inflows	-	-	611	61
II. Outflows	(161 490)	(1 967 245)	(1 017 415)	(4 437 51
1. Redemption of shares	-	-	-	
2. Dividends and other distributions to shareholders	-	(278 011)	-	(58 82
3. Other than distribution of profit to shareholders payments from profit	-	-	-	
4. Repayment of loans	(129 750)	(1 343 335)	(747 547)	(2 631 08
5. Repurchase of short term securities	(4 933)	(239 151)	(232 042)	(1 576 70
6. Other financial liabilities	-	-	-	
7. Finance lease payments	(3 666)	(11 205)	(4 401)	(10 10
8. Interest paid	(22 813)	(94 959)	(32 203)	(159 57
9. Other payments	(328)	(584)	(1 222)	(1 22
III. Net cash flow used in / from financing activities (I-II)	(81 280)	(1 102 794)	(140 674)	15 4
D. Net cash flow (A.III+/-B.III+/-C.III)	(321 421)	143 093	(87 596)	383 5
E. Balance sheet change in cash and cash equivalents	(317 351)	145 403	(87 359)	383 5
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	4 070	2 310	237	
F. Total cash and cash equivalents at beginning of period	1 024 514	561 760	649 119	178 1
G. Total cash and cash equivalents at end of period (F+/- D) *	703 093	704 853	561 523	561 7
- including those of limited availability **	276 039	276 039	116 771	116 7

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

** in 2004 - including PLN 174,987 thousand (equivalent of CZK 1,304,900 thousand) related to purchase transaction o Unipetrol

END

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4th Quarter Results_PAS 2
Released	07:00 02-Mar-05
Number	2165J

Condensed quarterly financial statements PKN ORLEN S.A. for IVQ 2004

BALANCE SHEET	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter (current year)	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter (previous year)
Assets				
I. Fixed assets	8 806 323	8 804 456	8 846 220	8 935 698
1. Intangible fixed assets, including:	29 405	31 185	45 773	50 783
- goodwill	-	-	-	-
2. Tangible fixed assets	6 518 662	6 388 317	6 384 257	6 355 768
3. Long term receivables	32 303	35 682	30 047	31 333
3.1. From subordinated entities	31 108	33 891	25 363	25 536
3.2. From other entities	1 195	1 791	4 684	5 797
4. Long term investments	2 108 666	2 235 974	2 237 491	2 338 086
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 108 666	2 235 974	2 237 491	2 338 086
a) in subordinated entities	1 609 811	1 736 826	1 738 522	1 740 900
b) in other entities	498 855	499 148	498 969	597 186
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	117 287	113 298	148 652	159 728
5.1. Deferred tax assets*	-	-	-	-
5.2. Prepayments and deferred costs	117 287	113 298	148 652	159 728
II. Current assets	6 781 543	6 556 445	4 862 638	4 842 307
1. Inventories	2 684 515	2 974 532	2 568 594	2 560 841
2. Short term receivables	2 201 026	2 537 653	1 798 475	1 787 056
2.1. From subordinated entities	521 179	674 269	700 010	759 153
2.2. From other entities	1 679 847	1 863 384	1 098 465	1 027 903
3. Short term investments	1 706 903	833 482	148 598	72 618
3.1. Short term financial assets	1 706 903	833 482	148 598	72 618
a) in subordinated entities	244 848	-	-	-
b) in other entities	1 170 917	408 123	85 829	7 422
c) cash and cash equivalents	291 138	425 359	62 769	65 196
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	189 099	210 778	346 971	421 792
Total assets	15 587 866	15 360 901	13 708 858	13 778 005

* the Company compensates provision for deferred tax and deferred tax assets

BALANCE SHEET	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter (current year)	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter (previous year)
Liabilities				
I. Equity	10 456 658	9 854 472	8 410 449	7 990 039
1. Share capital	534 636	534 636	534 636	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 793 313	6 792 160	6 122 438	5 936 840
5. Revaluation reserve	734 416	716 569	741 165	730 240

6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	24 953	24 953	11 469	11 469
8. Net profit	2 315 864	1 732 678	947 265	732 793
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 131 208	5 506 429	5 298 409	5 787 966
1. Provisions for liabilities	847 688	724 458	655 174	705 472
1.1. Provision for deferred tax *	129 097	152 096	147 838	245 760
1.2. Retirement benefits and similar provisions	113 627	99 880	87 742	83 794
a) long term	104 614	87 712	76 394	73 295
b) short term	9 013	12 168	11 348	10 499
1.3. Other provisions	604 964	472 482	419 594	375 918
a) long term	520 398	381 457	361 846	314 857
b) short term	84 566	91 025	57 748	61 061
2. Long term liabilities	1 407 709	1 527 771	1 356 181	925 775
2.1. To subordinated entities	-	-	-	-
2.2. To other entities	1 407 709	1 527 771	1 356 181	925 775
3. Short term liabilities	2 762 462	3 151 340	3 193 285	4 085 728
3.1. To subordinated entities	113 998	100 587	321 394	360 284
3.2. To other entities	2 619 152	3 020 028	2 841 860	3 692 458
3.3. Special funds	29 312	30 725	30 031	32 986
4. Accruals and deferred income	113 349	102 860	93 769	70 991
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	113 349	102 860	93 769	70 991
a) long term	-	-	-	-
b) short term	113 349	102 860	93 769	70 991
Total liabilities	15 587 866	15 360 901	13 708 858	13 778 005

* the Company compensates provision for deferred tax and deferred tax assets

Net book value	10 456 658	9 854 472	8 410 449	7 990 039
Number of shares	427 709 061	427 709 061	427 709 061	420 177 137
Net book value per share (in PLN)	24,45	23,04	19,66	19,02

OFF BALANCE SHEET ITEMS	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter (current year)	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	1 218 562	1 289 612	961 156	681 947
2.1. To subordinated entities (including)	1 218 562	1 289 612	961 156	681 947
- granted guarantees and sureties	764 863	835 913	961 156	681 947
- pledge on shares	453 699	453 699	-	-
2.2. To other entities (including)	-	-	-	-
- granted guarantees and sureties	-	-	-	-
3. Other	21 091	900	900	900
Total off - balance sheet items	1 239 653	1 290 512	962 056	682 847

INCOME STATEMENT	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters cumulative (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters cumulative (previous year) from 01.01.2003 to 31.12.2003
I. Net sales, including:	7 963 482	28 966 439	6 723 121	24 629 963
- to subordinated entities	1 450 715	5 218 609	1 302 021	4 656 790
1. Net sales of finished products	7 267 906	26 911 820	6 081 044	22 930 855
2. Net sales of goods for resale and materials	695 576	2 054 619	642 077	1 699 108
II. Cost of goods sold, including:	(4 030 077)	(14 059 248)	(3 490 585)	(12 132 355)

- to subordinated entities	(896 094)	(3 096 520)	(10 521)	(1 967 094)
1. Cost of sales of finished products	(3 531 452)	(12 493 684)	(2 931 392)	(10 731 206)
2. Cost of goods for resale and materials sold	(498 625)	(1 565 564)	(559 193)	(1 401 149)
III. Gross profit on sales (I-II)	3 933 405	14 907 191	3 232 536	12 497 608
IV. Selling and distribution costs	(2 976 143)	(11 513 349)	(2 846 086)	(10 821 292)
V. General and administration expenses	(141 757)	(531 524)	(176 173)	(604 456)
VI. Profit on sales (III-IV-V)	815 505	2 862 318	210 277	1 071 860
VII. Other operating income	76 611	211 682	31 697	342 194
1. Profit on disposal of non-financial fixed assets	1 077	44 449	1 221	4 923
2. Grants	-	-	-	-
3. Other	75 534	167 233	30 476	337 271
VIII. Other operating expenses	(216 998)	(417 014)	(105 194)	(241 891)
1. Loss from disposal of non-financial fixed assets	(4 632)	(10 506)	(4 117)	(6 794)
2. Impairment of non-financial assets	(5 711)	(60 930)	(31 429)	(66 367)
3. Other	(206 655)	(345 578)	(69 648)	(168 730)
IX. Operating profit (VI+VII-VIII)	675 118	2 656 986	136 780	1 172 163
X. Financial income	306 427	545 120	32 685	261 514
1. Dividends and shares in profits, including:	-	92 994	-	67 000
- from subordinated entities	-	24 778	-	20 491
2. Interest, including:	24 714	36 766	14 091	38 252
- from subordinated entities	1 312	3 578	592	4 583
3. Proceeds from sale of investments	-	16 082	11 761	50 749
4. Revaluation of investments	-	531	-	45
5. Other	281 713	398 747	6 833	105 468
XI. Financial expenses	(255 139)	(327 657)	(14 183)	(285 437)
1. Interest, including:	(12 494)	(59 499)	(22 652)	(108 149)
- for subordinated entities	(3 051)	(4 061)	(682)	(3 755)
2. Loss from sale of investments	-	(1)	-	-
3. Revaluation of investments	(90 792)	(102 216)	(167)	(7 038)
4. Other	(151 853)	(165 941)	8 636	(170 250)
XII. Gross profit (IX+X-XI)	726 406	2 874 449	155 282	1 148 240
XIII. Extraordinary items (XIII.1 - XIII.2)	-	(2)	1	1
1. Extraordinary gains	-	-	1	1
2. Extraordinary losses	-	(2)	-	-
XIV. Profit before taxation (XII+/-XIII)	726 406	2 874 447	155 283	1 148 241
XV. Income tax	(143 220)	(558 583)	59 189	(200 976)
a) current part	(175 936)	(594 882)	(40 759)	(306 467)
b) deferred part	32 716	36 299	99 948	105 491
XVI. Other obligatory charges on profit	-	-	-	-
XVII. Net profit (XIV-XV-XVI)	583 186	2 315 864	214 472	947 265

Net profit for 12 months (annualised)		2 315 864		947 265
Number of shares		427 709 061		420 804 797
Earnings per ordinary share (in PLN)		5,41		2,25

()

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters cumulative (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters cumulative (previous year) from 01.01.2003 to 31.12.2003
I. Equity at beginning of period	9 854 472	8 374 451	7 990 039	7 263 591
a) changes in accounting policies	-	35 998	-	11 472
b) corrections of fundamental errors	-	-	-	-
I.a. Equity at beginning of period restated for comparative data	9 854 472	8 410 449	7 990 039	7 275 063
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	9 415	9 415
a) increases	-	-	9 415	9 415
- issue of shares			9 415	9 415
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	534 636	534 636
2. Unpaid share capital at beginning of period	-	-	-	-

2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	6 792 160	6 122 438	5 936 840	5 501 180
4.1. Movements in capital reserve	1 153	670 875	185 598	621 258
a) increases	1 153	670 875	185 598	621 258
- share premium	-	-	184 909	184 909
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	-	651 770	-	395 338
- transfer from capital reserves due to revaluation of fixed assets disposed	1 153	19 105	689	41 011
b) decreases	-	-	-	-
4.2. Capital reserve at end of period	6 793 313	6 793 313	6 122 438	6 122 438
5. Revaluation reserve at beginning of period	716 569	730 120	730 240	725 551
a) changes in accounting policies	-	11 045	-	3
5.a. Revaluation reserve at beginning of period restated for comparative data	716 569	741 165	730 240	725 554
5.1. Movements in revaluation capital	17 847	(6 749)	10 925	15 611
a) increases	51 382	93 757	6 557	63 437
- increase in valuation of long term investments	-	-	8 824	62 498
- deferred tax assets related to entries made to revaluation reserve	-	-	(2 267)	939
- hedge accounting-cash flow hedges	51 382	93 757	-	-
b) decreases	(33 535)	(100 506)	4 368	(47 826)
- fixed assets disposals	(1 153)	(19 105)	(689)	(41 011)
- impairment of tangible fixed assets	(239)	(1 341)	5 057	(6 815)
- decrease in valuation of long term investments	(22 426)	(62 501)	-	-
- deferred tax on bookings related to revaluation reserve	(9 717)	(17 559)	-	-
5.2. Revaluation reserve at end of period	734 416	734 416	741 165	741 165
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters cumulative (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters cumulative (previous year) from 01.01.2003 to 31.12.2003
7. Profit (loss) from previous years at beginning of period	1 757 631	933 781	744 262	458 163
7.1. Undistributed profit from previous years at beginning of period	1 757 631	933 781	744 262	458 163
a) changes in accounting policies	-	24 953	-	11 469
b) corrections of fundamental errors	-	-	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	1 757 631	958 734	744 262	469 632
a) increases	-	-	-	-
b) decreases	-	(933 781)	-	(458 163)
- dividends paid	-	(278 011)	-	(58 825)
- transfer to capital reserve	-	(651 770)	-	(395 338)
- others (including transfer to settlements)	-	(4 000)	-	(4 000)
7.3. Undistributed profit from previous years at end of period	1 757 631	24 953	744 262	11 469

7.4. Undistributed loss from previous years at beginning of period	-	-	-	-
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
7.6. Undistributed loss from previous years at end of period	-	-	-	-
7.7. Undistributed profit (loss) from previous years at end of period*	1 757 631	24 953	744 262	11 469
8. Net result for the financial year	583 186	2 315 864	214 472	947 265
a) net profit	583 186	2 315 864	214 472	947 265
b) net loss	-	-	-	-
c) distribution of profit	-	-	-	-
II. Equity at end of period	10 456 658	10 456 658	8 410 449	8 410 449

* including net result from 3Q2004(cumulatively) and 3Q2003 (cumulatively) respectively

CASH FLOW STATEMENT	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters cumulative (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters cumulative (previous year) from 01.01.2003 to 31.12.2003
A. Cash flow from operating activities				
I. Net profit for the year	583 186	2 315 864	214 472	947 265
II. Total adjustments	513 277	595 090	217 920	290 482
1. Depreciation and amortisation	183 745	770 066	196 176	793 162
2. Foreign exchange (gains)/losses	(167 569)	(263 085)	(36 609)	26 211
3. Interest and dividends	(6 299)	(57 230)	18 668	24 474
4. (Profit) loss from investing activities	83 759	86 051	52 083	48 561
5. Movements in provisions	113 513	174 955	(52 565)	(72 095)
6. Movements in stock	290 017	(115 921)	(7 753)	(124 981)
7. Movements in receivables	318 174	(661 779)	(6 408)	(234 883)
8. Movements in creditors falling due within one year (with the exception of loans)	(330 808)	430 561	(52 613)	(83 905)
9. Movements in prepayments and accruals	27 635	206 635	108 131	124 500
10. Other adjustments	1 110	24 837	(1 190)	(210 562)
III. Net cash flow from operating activities (I+/-II)	1 096 463	2 910 954	432 392	1 237 747
B. Cash flow from investing activities				
I. Inflows	35 862	482 355	129 739	268 112
1. Sales of intangible fixed assets and tangible fixed assets	21 068	106 537	5 016	46 449
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	13 948	140 623	119 063	213 151
a) in subordinated entities	1 529	56 356	13 209	51 350
- sales of financial assets (except for short term securities)	1 500	31 481	12 998	30 714
- sales of short term securities	-	-	-	-
- dividends and shares in profits	14	24 778	155	20 491
- long-term loans repaid	-	-	-	-
- interest received	15	97	56	145
- other inflows from financial assets	-	-	-	-
b) in other entities	12 419	84 267	105 854	161 801
- sales of financial assets (except for short term securities)	-	1	-	2 159
- sales of short term securities	-	-	-	-
- dividends and shares in profits	-	68 216	-	46 509
- long-term loans repaid	-	-	98 050	98 050
- interest received	12 419	16 050	7 804	15 083
- other inflows from financial assets	-	-	-	-

4. Other inflows from investing activities	846	235 195	5 660	8 512
II. Outflows	(1 205 336)	(2 293 606)	(328 556)	(1 557 888)
1. Purchases of intangible fixed assets and tangible fixed assets	(251 480)	(970 061)	(241 039)	(875 830)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(705 958)	(1 072 812)	(37)	(593 190)
a) in subordinated entities	-	(61 826)	(37)	(593 190)
- purchases of financial assets (except for short term securities)	-	(61 826)	(37)	(593 190)
b) in other entities	(705 958)	(1 010 986)	-	-
- purchases of financial assets (except for short term securities)	-	-	-	-
- purchases of short term securities	(705 958)	(1 010 986)	-	-
4. Other outflows from investing activities	(247 898)	(250 733)	(87 480)	(88 868)
III. Net cash flow used in investing activities (I-II)	(1 169 474)	(1 811 251)	(198 817)	(1 289 776)

CASH FLOW STATEMENT	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters cumulative (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters cumulative (previous year) from 01.01.2003 to 31.12.2003
C. Cash flow from financing activities				
I. Inflows	28 304	724 207	810 330	4 479 322
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	28 304	405 484	494 070	2 744 463
3. Issuance of short term securities	-	318 723	316 260	1 734 859
4. Other inflows	-	-	-	-
II. Outflows	(92 971)	(1 597 992)	(1 046 477)	(4 426 093)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	-	(278 011)	-	(58 825)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(81 103)	(630 138)	(679 806)	(2 354 606)
5. Repurchase of short term securities	-	(634 982)	(343 833)	(1 894 039)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	-	(124)	(775)	(2 557)
8. Interest paid	(11 868)	(54 737)	(22 063)	(116 066)
9. Other payments	-	-	-	-
III. Net cash flow used in / from financing activities (I-II)	(64 667)	(873 785)	(236 147)	53 229
D. Net cash flow (A.III+/-B.III+/-C.III)	(137 678)	225 918	(2 572)	1 200
E. Balance sheet change in cash and cash equivalents	(134 221)	228 369	(2 427)	1 130
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	3 457	2 451	145	(70)
F. Total cash and cash equivalents at beginning of period	425 359	62 769	65 196	61 639
G. Total cash and cash equivalents at end of period (F+/- D) *	287 681	288 687	62 624	62 839
- including those of limited availability **	180 174	180 174	5 136	5 136

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

** in 2004 - including PLN 174,987 thousand (equivalent of CZK 1,304,900 thousand) related to purchase transaction of Unipetrol

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4th Quarter Results_PAS 3
Released	07:00 02-Mar-05
Number	2166J

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED QUARTERLY REPORT FOR 4Q 2004

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement

The condensed consolidated and unconsolidated quarterly financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002 with further amendments of the "Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 concerning the current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with its further changes) and cover the period from 1 January 2004 to 31 December 2004 and comparable period from 1 January 2003 to 31 December 2003.
The accounting rules applied by PKN ORLEN S.A. ("the Company", "the Dominant Company", "PKN ORLEN") and the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Capital Group") in 4Q 2004, except for the changes described below in the point 2, were presented in published annual reports: unconsolidated and consolidated for the year 2003.

2. Applied accounting policies

2.1. In the presented period the Company and the Capital Group did not introduce any significant changes in the applied accounting policies in comparison to policies applied by the Company and the Capital Group in year 2003 except for changes in translation of balance sheet items expressed in foreign currencies due to the change in the Polish Accounting Act. Since 1 January 2004 assets and liabilities as at the balance sheet date are translated using the same average exchange rate set by the National Bank of Poland ("NBP") for this date. The result of those changes was presented in these financial statements by the restatement of the comparable data.

	Consolidated net financial profit	Consolidated shareholders' equity
	for the period from 1 January 2003 to 31 December 2003	31 December 2003
As per published financial statements	1,013,649	9,129,889
Difference	12,214	26,097
Comparable data (restated)	1,025,863	9,155,986

2.2. Since 2004 the Company applies hedge accounting in relation to concluded hedge transactions fulfilling rules specified for hedge accounting. It results in disclosure of valuation of effective part of the hedge till its realization as revaluation reserve in the Company's balance sheet. This change does not require neither restatement of the 2004 opening balance nor restatement of comparable data for 2003.

3. Method of the preparation of the consolidated financial statement

For the preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement, the same rules were applied as for the preparation of consolidated and

unconsolidated financial statements for the year 2003, after taking into account changes described in the point 2.
The condensed consolidated financial statements of the Group and the condensed financial statements of the Company reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each presented period.

4. Principles of calculation of the financial selected data denominated in EUR

Selected financial data has been recalculated to EUR according to the following principles:

- particular balance sheet items – using the average rate of NBP published as at 31 December 2004 - i.e. 4.0790 zloty/ EUR,
- particular income statement and cash flow items – using the exchange rate calculated as a simple average of the NBP average exchange rates published for the last day of each month during the period from 1 January 2004 to 31 December 2004 – i.e. 4.5182 zloty/ EUR.

II. INFORMATION ON CHANGES IN BALANCES OF PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES – CONSOLIDATED DATA

1. Impairment of assets

1.1. Impairment of tangible fixed assets

4Q 2004	
Balance as at 1.10.2004	122,164
Increases during the period 1.10.2004 – 31.12.2004	106,306
Decreases during the period 1.10.2004 – 31.12.2004	(23,061)
Balance as at 31.12.2004	205,409

4Q 2004 cumulative	
Balance as at 1.01.2004	89,823
Increases during the period 1.01.2004 – 31.12.2004	156,202
Decreases during the period 1.01.2004 – 31.12.2004	(40,616)
Balance as at 31.12.2004	205,409

1.2. Impairment of construction in progress

4Q 2004	
Balance as at 1.10.2004	47,762
Increases during the period 1.10.2004 – 31.12.2004	153
Decreases during the period 1.10.2004 – 31.12.2004	(1,236)
Balance as at 31.12.2004	46,679

4Q 2004 cumulative	
Balance as at 1.01.2004	37,636
Increases during the period 1.01.2004 – 31.12.2004	9,333
Decreases during the period 1.01.2004 – 31.12.2004	(290)
Balance as at 31.12.2004	46,679

1.3 Impairment of intangible assets

4Q 2004	
Balance as at 1.10.2004	201
Increases during the period 1.10.2004 – 31.12.2004	15
Decreases during the period 1.10.2004 – 31.12.2004	(58)
Balance as at 31.12.2004	158

4Q 2004 cumulative	
Balance as at 1.01.2004	323
Increases during the period 1.01.2004 – 31.12.2004	20
Decreases during the period 1.01.2004 – 31.12.2004	(185)
Balance as at 31.12.2004	158

1.4. Adjustments in the valuation of financial long-term assets and differences in the valuation of contribution in-kind

1.4.1 Impairment of financial long-term asstes

4Q 2004	
Balance as at 1.10.2004	76,902
Increases during the period 1.10.2004 – 31.12.2004	1,793
Decreases during the period 1.10.2004 – 31.12.2004	(325)
Balance as at 31.12.2004	78,370

4Q 2004 cumulative	
Balance as at 1.01.2004	71,389
Increases during the period 1.01.2004 – 31.12.2004	7,941
Decreases during the period 1.01.2004 – 31.12.2004	(960)

Balance as at 31.12.2004	78,370

1.4.2. Difference in valuation of contribution in-kind related to financial long-term assets

4Q 2004	
Balance as at 1.10.2004	3,048
Increases during the period 1.10.2004 – 31.12.2004	-
Decreases during the period 1.10.2004 – 31.12.2004	-
Balance as at 31.12.2004	3,048

4Q 2004 cumulative	
Balance as at 1.01.2004	3,548
Increases during the period 1.01.2004 – 31.12.2004	1
Decreases during the period 1.01.2004 – 31.12.2004	(501)
Balance as at 31.12.2004	3,048

1.5. Allowance for doubtful debts

4Q 2004	
Balance as at 1.10.2004	322,473
Increases during the period 1.10.2004 – 31.12.2004	193,127
Decreases during the period 1.10.2004 – 31.12.2004	(42,585)
Balance as at 31.12.2004	473,015

4Q 2004 cumulative	
Balance as at 1.01.2004	316,863
Increases during the period 1.01.2004 – 31.12.2004	259,299
Decreases during the period 1.01.2004 – 31.12.2004	(103,147)
Balance as at 31.12.2004	473,015

1.6. Impairment of inventories

In 4Q 2004 the Capital Group increased the value of impairment of inventories by PLN 1,376 thousand. Respectively, the Capital Group made an impairment of inventory amounting to PLN 6,864 thousand for 4Q 2004 cumulatively.

2. Provision for liabilities

2.1. Provision for the deferred income tax

4Q 2004	
Balance as at 1.10.2004	204,644
Increases during the period 1.10.2004 – 31.12.2004	94,729
Decreases during the period 1.10.2004 – 31.12.2004	(109,547)
Balance as at 31.12.2004	189,826

4Q 2004 cumulative	
Balance as at 1.01.2004*	212,323
Increases during the period 1.01.2004 – 31.12.2004	176,830
Decreases during the period 1.01.2004 – 31.12.2004	(199,327)
Balance as at 31.12.2004	189,826

* Including PLN 6,121 opening balance adjustment resulting from a change in accounting policies.

2.2. Provision for jubilee and retirement bonuses

4Q 2004	
Balance as at 1.10.2004	170,087
Increases during the period 1.10.2004 – 31.12.2004	41,123
Decreases during the period 1.10.2004 – 31.12.2004	(16,682)
Balance as at 31.12.2004	194,528

4Q 2004 cumulative

Balance as at 1.01.2004	158,588
Increases during the period 1.01.2004 – 31.12.2004	71,151
Decreases during the period 1.01.2004 – 31.12.2004	(35,211)
Balance as at 31.12.2004	194,528

2.3. Other provisions

	Environmental provision	Provision for business risk	Other provisions
4Q 2004			
Balance as at 1.10.2004	428,735	80,952	28,837
Increases during the period 1.10.2004 – 31.12.2004	92,107	85,151	14,053
Decreases during the period 1.10.2004 – 31.12.2004	(38,191)	(8,122)	(1,097)
Balance as at 31.12.2004	482,651	157,981	41,793

	Environmental provision	Provision for business risk	Other provisions
4Q 2004 cumulative			
Balance as at 1.01.2004	406,792	21,812	29,200
Increases during the period 1.01.2004 – 31.12.2004	128,681	144,444	22,720
Decreases during the period 1.01.2004 – 31.12.2004	(52,822)	(8,275)	(10,127)
Balance as at 31.12.2004	482,651	157,981	41,793

3. Goodwill from consolidation / Negative goodwill from consolidation

3.1. Goodwill from consolidation

4Q 2004	
Balance as at 1.10.2004	17,872
Increases during the period 1.10.2004 – 31.12.2004	-
Decreases during the period 1.10.2004 – 31.12.2004	(1,480)
Balance as at 31.12.2004	16,392

4Q 2004 cumulative	
Balance as at 1.01.2004	20,856
Increases during the period 1.01.2004 – 31.12.2004	1,300
Decreases during the period 1.01.2004 – 31.12.2004	(5,764)
Balance as at 31.12.2004	16,392

3.2. Negative goodwill from consolidation

4Q 2004	
Balance as at 1.10.2004	274,459
Increases during the period 1.10.2004 – 31.12.2004	71,183
Decreases during the period 1.10.2004 – 31.12.2004*	(10,132)
Balance as at 31.12.2004	335,510

4Q 2004 cumulative	
Balance as at 1.01.2004	301,369
Increases during the period 1.01.2004 – 31.12.2004	71,603
Decreases during the period 1.01.2004 – 31.12.2004*	(37,462)
Balance as at 31.12.2004	335,510

* including exchange rate gains/losses from recalculating of consolidated entities

III. DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 4 Q 2004 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

At the end of 4Q 2004 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which are controlled, jointly controlled or significantly influenced by PKN ORLEN S.A.:

- 84 subsidiaries,
- 3 companies joint ventures,
- 20 associates.

In comparison to the end of 4Q 2003 there was a decline in the total number of subsidiaries, joint ventures and associates from 122 to 107. There were 71 entities consolidated in 4Q 2004, whereas in 4Q 2003 the number of entities consolidated amounted to 84.

The most important factors having material influence on operating results of the Capital Group in 4Q 2004 in comparison to 4Q 2003 are as follows (change: 4Q 2004 to 4Q 2003 if not stated differently):

- an increase in refining margin ("crack") on quotations for gasoline from 68.00 to 92.26 USD/ton (by 35.7%), on quotations for diesel oil from 63.65 to 160.92 USD/ton (by 152.8%) and on quotations for Ekoterm from 45.94 to 108.93 USD/ton (by 137.1%),
- an increase in average price of Brent crude oil quotations from 29.46 to 43.88 USD/bbl (by 48.9%),
- an increase in discount of Ural crude oil quotations in relation to Brent crude oil quotations from /-1.65/ USD/bbl to /-6.13/ USD/bbl (by 271.5%),
- an increase in sales volume of Ekoterm by 16.6%,
- a decrease in sales volume of gasoline by 5.0%,
- a decrease in sales volume of diesel oil by 0.7%,
- a decrease in sales volume of LPG by 6.5%,
- a decrease in an average USD exchange rate from 3.89 to 3.27 PLN/USD (by 15.9%),
- a decrease in an average EUR exchange rate from 4.62 to 4.24 PLN/EUR (by 8.2%).

In 4Q 2004 the Capital Group's retail sales and wholesales of motor fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,826,722 tons and was higher than sales realized in the corresponding period of the previous year by 27,579 tons (by 1.0%). In the period of four quarters 2004 the sales of the products mentioned above amounted cumulatively to 10,461,640 tons and increased by 556,775 tons (i.e. by 5.6%) in comparison to the corresponding period of the previous year. The total sales of all products (refinery, chemical and other) in 4Q 2004 amounted to 4,041,145 tons and was lower than in 4Q of the previous year by 71,167 tons (by 1.7%). Total sales for 4Q 2004 amounted cumulatively to 14,949,062 tons and was higher than for 4Q 2003 cumulatively by 374,093 tons (i.e. by 2.6%). The retail sales of motor fuels (gasoline, diesel oil, LPG) in 4Q 2004 amounted to 852,283 tons and was lower than sales in the corresponding period of the previous year by 118,589 tons (by 12.2%); the total retail sales for 4Q 2004 cumulatively decreased by 7.7% to the level of 3,344,035 tons.
A significant impact on volume of retail sales had the change in the rules of presentation of financial results in this segment. Starting from 2004 activities of companies located in Germany and activities of ORLEN Petrocentrum are presented proportionally to their activity in the refining segments (production + wholesales and retail sales). This decision was the consequence of increase in the share of wholesales in those companies. In 2003 the companies' activities were wholly presented in the refining segment (retail sales).

The trends connected with sales of the Company's core products are presented in the following table:

Sales volume of light products In the Capital Group of PKN ORLEN S.A.	4Q 2003		4Q 2004		Dynamics (%) 4Q 2004/ 4Q 2003
Wholesale of main light products, including:		**1,699,573**		**1,934,763**	**113.8**
- gasoline (tons)		440,697		453,941	103.0
- diesel oil (tons)		703,894		757,599	107.6
- Ekoterm (tons)		449,697		614,724	136.7
Retail sales of motor fuels, including:	**1,243,872**	**970,872**	**1,098,416**	**852,283**	**87.8 *)**
- gasoline (thousands litres) / (tons)	740,539	559,107	656,581	495,719	88.7
- diesel oil (thousands litres) / (tons)	455,449	384,854	382,520	323,229	84.0
- LPG (thousands litres) / (tons)	47,884	26,911	59,315	33,335	123.9
Total sales of fuels (tons)		**2,799,143**		**2,826,722**	**101.0**
- including motor fuels (tons)		2,271,829		2,211,909	97.4

*) The lack of comparability is due to the differences in qualification of the wholesales in Germany. The dynamics of the retail sales in Poland in 4Q 2004 in comparison to 4Q 2003 amounted to 98.6%.

Sales volume of light products In the Capital Group of PKN ORLEN S.A.	4Q 2003 cumulatively		4Q 2004 Cumulatively		Dynamics (%) 4Q 2004/ 4Q 2003 cumulatively
Wholesale of main light products, including:		**5,823,067**		**6,944,236**	**119.3**
- gasoline (tons)		1,595,829		1,819,073	114.0
- diesel oil (tons)		2,373,872		2,795,401	117.8
- Ekoterm (tons)		1,544,936		1,957,195	126.7
Retail sales of motor fuels, including:	**4,641,091**	**3,623,038**	**4,307,286**	**3,344,035**	**92.3**)**
- gasoline (thousands litres) / (tons)	2,750,738	2,076,807	2,573,469	1,942,969	93.6
- diesel oil (thousands litres) / (tons)	1,709,727	1,444,719	1,507,637	1,273,953	88.2
- LPG (thousands litres) / (tons)	180,626	101,512	226,180	127,113	125.2
Total sales of fuels (tons)		**9,904,865**		**10,461,640**	**105.6**
- including motor fuels (tons)		8,119,041		8,504,011	104.7

**) The lack of comparability is due to inclusion of activities in Germany in consolidation since 1 March 2003 and due to differences in recognition of wholesales in Germany. The dynamics of retail sale in Poland in 4Q 2004 cumulatively in comparison to 4Q 2003 cumulatively amounted to 98.5%.

High level of refining margins (cracks) on quotations of basic refining products sustained in 2004, high differentiation of quotations between Brent and Ural crude oil and measurable results of the undertaken actions aimed at operating costs reduction (by PLN 149m in 4Q 2004 and PLN 637m in 4Q 2004 cumulatively) and restructuring caused a considerable increase in operating profit of the Dominant Company and the Capital Group in comparison to the corresponding period of previous year.

The results of the Dominant Company compared with the Capital Group were as follows:

in thousands PLN

Items	4Q 2003		PKN's share in the Group	4Q 2004		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	3,153	3,001	95.2	3,327	3,240	97.4
Net sales revenue	9,364,266	6,723,121	71.8	11,034,277	7,963,482	72.2
Profit on sales	241,561	210,277	87.0	864,784	815,505	94.3
Operating profit	156,982	136,780	87.1	609,167	675,118	110.8
Profit before taxation	174,477	155,283	89.0	762,055	726,406	95.3
Net profit	213,851	214,472	100.3	659,611	583,186	88.4

in thousands PLN

Items	4Q 2003 cumulatively		PKN's share in the Group	4Q 2004 cumulatively		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	12,272	11,724	95.5	12,654	12,194	96.4
Net sales revenue	33,720,934	24,629,963	73.0	40,810,810	28,966,439	71.0
Profit on sales	1,300,232	1,071,860	82.4	3,193,299	2,862,318	89.6
Operating profit	1,303,849	1,172,163	89.9	2,817,200	2,656,986	94.3
Profit before taxation	1,254,301	1,148,241	91.5	3,114,903	2,874,447	92.3
Net profit	1,025,863	947,265	92.3	2,569,712	2,315,864	90.1

During 4Q 2004 the companies of the Capital Group processed 3,327 thousand tons of crude oil and during 4Q 2004 cumulatively 12,654 thousand tons. The achieved level of processing in 4Q 2004 is by 5.5% higher than in the corresponding period of the previous year, however, the processing of 4Q 2004 cumulatively is higher by 3.1% than in 4Q 2003 cumulatively.
In 4Q 2004 the profit on sales of the Capital Group reached the level of PLN 865m, whereas it amounted to PLN 242m in the corresponding period of the previous year. In 4Q 2004 cumulatively the profit on sales amounted to PLN 3,193m and was higher than in 4Q 2003 by 145.6%. While applying LIFO method of inventory valuation, an estimated profit on sales in 4Q 2004 amounted to PLN 1,049m comparing to PLN 239m in the corresponding period of previous year. In 4Q 2004 cumulatively an estimated profit on sales calculated using LIFO method amounted to PLN 2,936m comparing to PLN 1,262m in previous year. In 4Q 2004 there was a decreasing trend in crude oil prices, which resulted in decline of financial results of the Capital Group for 4Q 2004 calculated using the statutory, i.e. a weighted average method for inventory valuation by PLN 184m in comparison to amounts estimated using LIFO method.
In 4Q 2004 net profit of the Capital Group reached the level of PLN 660m and was higher by 208.4% than the profit gained in the corresponding period of the previous year. In 4Q 2004 cumulatively net profit amounted to PLN 2,570m and was higher than in 4Q 2003 cumulatively by 150.5%. While applying LIFO method, an estimated net profit in 4Q 2004 amounted to PLN 809m comparing to PLN 212m in 4Q 2003. In 4Q 2004 cumulatively an estimated net profit calculated with LIFO method amounted to PLN 2,363m comparing to PLN 998m in the comparable period of previous year.
In 4Q 2004 share of the Dominant Company in the profit on sales of the Capital Group increased from 87.0% to 94,3% in comparison to 4Q 2003. Above mentioned trends resulted from favourable economic factors in 2004, that had first of all the impact on the improvement of financial results of the Dominant Company.

Financial data with segment information of the Capital Group is presented below:

in million PLN

Items	4Q 2003				4Q 2004			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	215	61	-38	238	479	259	-46	692
Unallocated corporate income				3				6
Unallocated corporate expense				-84				-89
Operating profit				157				609

in million PLN

Items	4Q 2003 cumulatively				4Q 2004 cumulatively			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	1,317	378	16	1,711	2,366	819	29	3,214
Unallocated corporate income				19				34
Unallocated corporate expense				-426				-431
Operating profit				1,304				2,817

In 4Q 2004 the segment total operating profit increased by 287.9% in comparison to the corresponding period of the previous year. That increase was mostly influenced by a significant increase of the results of the refining segment by 122.8% (sustained very high margin levels on quotations for refining products) and chemical segment, which reported a 324.6% increase (prosperity on the market of petrochemical products during the year 2004, resulting mainly from the high demand for polyvinyl chloride and fertilizers). In 4Q 2004 in comparison to the corresponding period of previous year there was a significant decline in the stake of refining segment in the total result of segments. On the other hand, there was an increase in the stake of chemicals segment. Change in the structure of stakes in profit is the result of better prosperity for chemical products in comparison to refining products.

During 4 Q of 2004 in comparison to the corresponding period of the previous year there was an increase in the total operating profit of the segments by 116.0%. It was a consequence of an increase in the financial result of the refining segment by 79.7% (high level of margins in 2004) and increase in the result of the chemical segment by 116.7%. Taking into account the fact that financial results of the chemical segment in 2003 reflect the consequence of contribution of an organized part of the company to Basell Orlen Polyolefins Sp. z o.o. valued at the amount of PLN 112m (the difference between the net book value of the contributed assets and liabilities and the fair value of the stake gained) the operating profit of the chemical segment showed an increase after exclusion of the before mentioned effect by 207.9%.

In 4 Q of 2004 the Dominant Company did not issue securities under Bonds Issuance Program.

IV. UNUSUAL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE ACHIEVED FINANCIAL RESULTS

In the 12 month period ended 31 December 2004 there were no significant events affecting the amounts presented in this financial statement.

V. SEGMENT DATA

	Refining and Marketing				Chemic:		
	for the period				for the pe:		
	12 months	3 months	12 months	3 months	12 months	3 months	m
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		:
Revenues							
External sales	36,095,552	9,755,705	29,971,350	8,386,736	3,976,287	1,075,712	3
Inter-segment sales	4,347,525	1,236,802	3,792,787	1,404,331	1,480,130	406,760	1
Value of hedge transactions					61,351	22,476	
Total revenue	40,443,077	10,992,507	33,764,137	9,791,067	5,517,768	1,504,948	4
Costs	(37,785,720	(10,343,555	(32,395,611	(9,530,270	(4,658,201	(1,208,625	(4
Other operating income	205,901	120.100	183,797	81,249	32,372	11,080	
Other operating cost	(497,300)	(290,258)	(235,837)	(126,379)	(73,109)	(48,610)	(
Result							
Segment result	2,365,958	478,794	1,316,486	215,667	818,830	258,793	
Unallocated corporate income							
Unallocated corporate expenses							
Profit from operations							
Financial income							
Financial expenses							
Loss on disposal of all or part of shares in subordinated entities							
Gross profit							
Extraordinary gains							
Extraordinary losses							
Write-off of goodwill from consolidation	(4,927)	(1,271)	(4,698)	(1,251)	-	-	
Write off of negative goodwill from consolidation	5,846	1,379	12,836	5,971	21,815	3,637	
Profit before taxation							

	Refining and Marketing				Chemic		
	for the period				for the p		
	12 months	3 months	12 months	3 months	12 months	3 months	
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		
Income taxes							
Other obligatory charges on profit (increase of loss)							
Share in profit (losses) of subordinated entities accounted for using equity method	358	107	452	32	77,309	24,605	
Minority interests							
Net profit							

	Refining and Marketing	Chemical
	for the period	for the peri

	12 months	3 months	12 months	3 months	12 months	3 months	mo
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		
Property, plant, equipment and intangible assets expenditures	711,190	220,609	692,505	206,447	722,074	239,822	52
Property, plant, equipment and intangible assets expenditures unallocated to segments							
Total property, plant, equipment and intangible assets expenditure							
Segment depreciation	766,087	179,288	723,427	187,990	171,723	42,274	18
Unallocated assets depreciation							
Total depreciation							
Non-cash expenses other than depreciation	**338,439**	**218,767**	**148,550**	**75,278**	**26,065**	**12,966**	**18**

Geographical segments

In connection with purchasing long-term financial assets in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table presents consolidated sales of the Group by geographical market segmentation for the 12 and 3 month periods ended 31 December 2004 and 31 December 2003.

	Refining and Marketing					
	for the period					
	12 months	3 months	12 months	3 months	12 months	
	ended 31 December 2004		ended 31 December 2003		ended 31 Decembe	
Export sales	1.137.266	296.684	770.772	230.408	912.034	
Domestic sales:	**34.958.286**	**9.459.021**	**29.200.578**	**8.156.328**	**3.125.604**	
- sales in Poland	26.324.652	7.239.832	22.931.015	6.239.227	3.064.253	
- sales in Germany	8.633.634	2.219.189	6.269.563	1.917.101	-	
- valuation of hedge transactions					61.351	
Total external revenue	**36.095.552**	**9.755.705**	**29.971.350**	**8.386.736**	**4.037.638**	**1**

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS SINCE 1 OCTOBER 2004 AND UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 4 October 2004, the Management Board of Polski Koncern Naftowy ORLEN S.A. acknowledged the fulfillment of one of the conditions precedent provided for in the conditional agreement to acquire 114,224,038 bearer shares of Unipetrol a.s. ("Unipetrol"), each having the nominal value of CZK 100, and representing approximately 62.99% of all the issued and outstanding shares of Unipetrol. The agreement was signed on 4 June 2004 between the National Property Fund of the Czech Republic ("NPF") and the Company ("Unipetrol Share Purchase Agreement"). Pursuant to the provisions of the Unipetrol Share Purchase Agreement, one of the conditions precedent were preemptive rights to be executed with respect to the shares held by Unipetrol in Ceska rafinerska, a.s., or lapse of the time limit provided for the execution of such preemptive rights in connection with the change of control of Unipetrol, with such rights being granted to each IOC member (Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., being the shareholders of Ceska rafinerska, a.s.). According to the NPF notification received by the Company, the above mentioned condition precedent has been fulfilled as the NPF was informed by Unipetrol about lapse of the time period provided for the execution of the mentioned above preemptive rights since none of the IOC members had executed them within the prescribed time limits.

2. On 18 October 2004 the Supervisory Board of PKN ORLEN S.A. changed composition of the Management Board. It was connected with a planned change of the structure of the Management Board, which is oriented on its effective and transparent management.
   The changes were made in accordance to the previously agreed procedure, among others after individual evaluations carried through by the consulting company Korn/Ferry International.
   The Supervisory Board accepted resignations submitted on 18 October 2004 by:
   - Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN effective from 18 October 2004,
   - S³awomir Golonka and Jacek Strzelecki from the position of Vice-President of the Management Board of PKN ORLEN effective from 31 October 2004.

   Simultaneously the Supervisory Board of PKN ORLEN appointed to the Management Board the following persons:
   - Wojciech Heydel as the Vice-President of the Management Board effective from 1 November 2004,
   - Jana Maciejewicz as the Vice-President of the Management Board effective from 1 December 2004,
   - Cezary Smorszczewski as the Vice-President of the Management Board effective from 1 November 2004,
   - Pawel Szymanski as the Member of the Management Board effective from 18 October 2004.

3. On 3 November 2004, the Management Board of PKN ORLEN received the notice from Warsaw-based Kulczyk Holding S.A. informing PKN ORLEN that, according to article 147 of The Act on Public Trading in Securities, Euro Agro Centrum S.A., an affiliate of Kulczyk Holding, sold 945,000 bearer shares of PKN ORLEN on 27 October 2004, representing 0.221% of the initial capital and the same number of votes at the general meeting of PKN ORLEN. The transaction was settled on 2 November 2004. In the light of the above transactions Kulczyk Holding SA and its affiliates are in possession of 20,443,377 bearer shares of PKN ORLEN, an amount that accounts for 4.78% of the initial capital and ensures 20,443,377 votes at the general meeting of shareholders representing 4.78% of votes at the general meeting of shareholders of PKN ORLEN.

4. The Management Board of PKN ORLEN informed that according to the notification received by PKN ORLEN on December 16, 2004 from the National Property Fund of the Czech Republic ("NPF") that the European Commission had confirmed that its acquisition of 114,224,038 bearer shares in Unipetrol contains no public aid elements. This fulfills one of the conditions regarding PKN ORLEN's conditional agreement to purchase the shares in Unipetrol a.s.. The abovementioned decision of the European Commission was issued on December 1, 2004 and received by NPF on December 7, 2004.

5. On 23 December 2004, PKN ORLEN concluded an agreement with Deutschland AG on the short-term loan for the amount of EUR 60m concerning the period from 27 December 2004 to 28 February 2005. The aim of the loan is to secure the settlement of the tax liabilities by ORLEN Deutschland AG resulting from its trade in fuels.

PKN ORLEN owns 100% of the share capital of ORLEN Deutschland AG.

6. On 3 January 2005, PKN ORLEN concluded a wholesale agreement with SHELL Polska Spolka z o.o. for the sale of gasoline and diesel oil with an estimate gross value of PLN 1,905m for delivery during 2005.

7. On 3 January 2005, PKN ORLEN concluded a wholesale agreement with Orlen PetroCentrum Sp. z o.o. for the sale of gasoline and diesel oil with an estimate gross value of PLN 1,173m for delivery during 2005.

8. On 3 January 2005, PKN ORLEN concluded a wholesale agreement with BP Polska Spolka z o.o. for the sale of gasoline and diesel oil with an estimated gross value of PLN 2,377m for delivery during 2005.

9. On 3 January 2005, ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH, Hamburg for the delivery of fuels for PKN ORLEN's stations in Germany during 2005 with an estimated value of EUR 600m (PLN 2,443m).

10. On 3 January 2005, in the District Court in Opole, the merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., headquartered in Opole (transferee company), with the following companies (offeree companies) was completed:
    - Serwis Katowice Sp. z o.o., located in Katowice,
    - Serwis Kedzierzyn - Kozle Sp. z o.o., located in Kedzierzyn - Kozle,
    - Serwis Kielce Sp. z o.o., located in Kielce,
    - Serwis Lodz Sp. z o.o., located in Lodz,
    - Serwis Rzeszow Sp. z o.o., located in Rzeszow.

    The merger was effected through the take-over of the total assets of the offeree companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (merger by take-over).
    In accordance with the above, the articles of associations Zaklad Urzadzen Dystrybucyjnych concerning the initial capital of the company were changed; initial capital was increased by PLN 222,700, from PLN 6,536,500 to PLN 6,759,200 shares in the increased capital, with a nominal value of PLN 50 each, were taken by the shareholders of the offeree companies.
    As a result of this increase of the initial capital in Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. PKN ORLEN's stake decreased from 99.94% to 96.65%.
    After the registration of the merger and the increase of initial capital, the total number of shareholder votes of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. amounts to 135,184. The registration of the merger of Zaklad Urzadzen Dytrybucyjnych Sp. z o.o. with the companies: Serwis Katowice Sp. z o.o., Serwis Kedzierzyn - Kozle Sp. z o.o., Serwis Kielce Sp. z o.o., Serwis Lodz Sp. z o.o., Serwis Rzeszow Sp. z o.o., results in the cancellation of those companies from the registry.

11. On 4 January 2005, PKN ORLEN issued parent company guarantees to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total amounts of EUR 64m and USD 56m and a letter of guarantee to insurance institution Zurich Versicherung AG for the amount of EUR 25m to secure the liabilities of its subsidiary in Germany ORLEN Deutschland AG resulting from ORLEN Deutschland's fuel trading operations (totaling to PLN 533m). The guarantees came into force on 1 February 2005 and extend the period of validity of the currently binding guarantees that had been valid until 31 January 2005 (see regulatory announcements dated *28 January 2004, 12 February 2004, 20 February 2004, 2 August 2004*).The guarantees given to Shell Deutschland Oil GmbH are valid till 30 June 2005 whereas the guarantees given to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005. PKN ORLEN holds a 100% stake in ORLEN Deutschland AG.

12. On 6 January 2005, ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP Aktiengesellschaft for the purchase of gasoline and diesel oil during 2005 with an estimated value of approximately EUR 700m (approximately PLN 2,852.5m). The above mentioned agreement is a "significant agreement" according to the decree of the Council of the Ministers from 16 October 2002 concerning current and periodical information given by the securities issuers, in connection with the fact that the value of the company exceeds 10% of the equity of PKN ORLEN. ORLEN Deutschland AG is wholly owned by PKN ORLEN.

13. On 12 January 2005, PKN ORLEN concluded a yearly agreement with Rafineria Trzebinia S.A. concerning the sale of gasoline and engine oil to this company in the year 2005. An estimated value of the transaction amounts to about PLN 343m (gross). PKN ORLEN owns 77.1 % of the share capital of the company Rafineria Trzebinia S.A.

14. On 13 January 2005, PKN ORLEN informed that it signed an agreement with Rafineria Trzebinia S.A. The subject of the agreement is the sale of gasoline for thermal decomposition purposes. The agreement is valid in the period between 11 January and 31 December 2005. The estimated value of the transaction amounts to USD 1,084,257 (about PLN 3,369,763). PKN ORLEN owns 77.1% of the share capital of Rafineria Trzebinia S.A.

15. On 19 January 2005, PKN ORLEN received a notice from PETROVAL S.A. stating that PETROVAL was halting the implementation of a forward contract to supply crude oil (dated December 21, 2002) due to a force majeure event which impeded the contract's performance. According to the notice delivered by PETROVAL S.A., the event that qualifies as a force majeure event and justifies interruption of the contract's performance is Yukos' inability to deliver crude oil. It is currently impossible to assess how long this situation will persist. The Management Board of PKN ORLEN has declared that the above described situation does not impede supply crude oil continuity thanks to previously undertaken contingencies. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts.

16. PKN ORLEN's Supervisory Board, the body authorized on the basis of §8 passage 11 p. 5 of the Company's Articles of Association and the Accounting Act (article 66 passage 4), following its meetings on 21 January 2005, has appointed KPMG Audyt Sp. z o.o. based in Warsaw, Chlodna Street 51, to audit PKN ORLEN's financial statements, and the Capital Group's consolidated financial statements for 2005, 2006 and 2007 according to the International Accounting Standards. In addition, KPMG will review PKN ORLEN and its Capital Group's unconsolidated and consolidated quarterly and half year financial statements starting from 2Q 2005 till 4Q 2007.

17. On 27 January 2005, PKN ORLEN revealed the information about the dates of publishing of the quarterly and half-year reports in 2005.

18. On 3 February 2005, PKN ORLEN announced that on February 2nd 2005, the Company's Supervisory Board approved a new strategy for PKN ORLEN.

    The PKN ORLEN strategy derives from the Company's new mission statement:
    "Aiming to become the regional leader we ensure long-term value creation for our shareholders by offering our customers products and services of the highest quality. As a transparent company, all our operations adhere to 'best practice' principles of corporate governance and social responsibility, with a focus on care for our employees and the natural environment".

    PKN ORLEN will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, we will continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of PKN ORLEN's focus on its core businesses, we will strengthen the Company's presence in its key business areas in the relevant markets, while continuing to restructure our asset portfolio.
    The presentation of the new strategy was placed on PKN ORLEN website: www.orlen.pl

VII. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT DATE OF ISSUE OF QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	% change in the period 29.10.2004 - 15.02.2005	Share in number of votes in % at the GM as at the day of issue of this report**	Number of shares as at the day of issue of this report**
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,29[illegible]
State Tresury	10.20%	43,633,897	-	10.20%	43,633,89[illegible]
The Bank of New York (GDR owner)	10.82%	46,254,946	1.33	12.15%	51,953,17[illegible]
Other	61.66%	263,743,919	(1.33)	60.33%	258,045,69[illegible]
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 29 October 2004
** Data as at 15 February 2005

On 4 July 2003 the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK located in Warsaw that Commercial Union Mutual Pension Fund BPH CU WBK possessed on 1 July 2003 21,533,539 shares of PKN ORLEN, which constituted 5.04% of the total number of votes at the General Meeting of Shareholders.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this report.

VIII. CHANGES IN THE COMPANY'S SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The Company shares possessed by the Management Board and by the Supervisory Board in 4Q 2004:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Increases due to changes in the Management Board	Decreases due to changes in the Management Board	Number of sh as at the day publication of report**
Management Board	-	-	-	-	-	-
Supervisory Board	2,950	-	-	-		2,950

* Data as at 25 October 2004
** Data as at 15 February 2005

IX. INFORMATION ON MATERIAL PROCEEDINGS BEFORE COURT, BODY APPROPRIATE FOR ARBITRATION PROCEEDINGS, BODY OF PUBLIC ADMINISTRATION AND OTHER RISKS CONCERNING THE COMPANY OR ITS DEPENDENT ENTITIES

1. As at the date of these financial statements Rafineria Trzebinia S.A., the Company's subsidiary, has no overdue

budget liabilities related to the excise tax or VAT.

The overdue VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of overdue tax liabilities of Rafineria Trzebinia S.A. for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004, Rafineria Trzebinia S.A. obtained appropriate expertise confirming correct classification of produced goods being subject to the excise duty.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession 40% of shares held in ORLEN PetroTank Sp z o.o. ("PetroTank") in exchange for receivables from Tankpol. On 30 October 2003, a legal case was filed against PKN ORLEN as compensation for PLN 69.898 thousand or return of the ceded shares. On 26 January 2004, Tankpol modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim Tankpol presented a new valuation of PetroTank amounting to PLN 232,147 thousand. On 22 January 2004, Tankpol approached the Company with a compromise offer stating that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004, during the first hearing the court suspended the legal proceeding for the period of three months in order to allow parties to reach a compromise. On 7 September 2004 the legal proceedings were suspended for another 3 months at both sides request. However in spite of the negotiations there was no agreement concluded between both sides. On 8 December 2004 Tankpol applied in front of the court to take the suspended legal action. According to the Management Board of the Company, based on the independent legal opinion the final result of the case should not influence significantly the presented financial results and the balances of the receivables and liabilities.

3. Due to the public information in relation to PKN ORLEN's purchase transactions, the Supervisory Board had taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The resulting reports on these procedures were presented to the Supervisory Board for further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information included in auditors' reports.
   - violation of the Company's purchase procedures.

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated and unconsolidated condensed financial statements for the 12 month period ended 31 December 2004.

4. On 20 May 2003 the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5m and was calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. In the opinion of the Management Board of the Company based on independent legal analyses the Company executed its put option and sold NOM shares to PSE. Consequently in year 2003, the Company recognised on the transaction profit amounting to PLN 27.5m (difference between purchase price of the stakes and the sales price resulting from the put option).

   On 23 September 2004 during the first hearing in the Court of Arbitration initial presentation of both sides' positions took place. The Court took also decision about hearing of witnesses of both sides. On 7 October 2004, there was a hearing, during which the called witnesses were examined. The hearing was postponed to 28 October 2004. As a consequence of the absence of one of the witnesses the date of the next hearing was set for 19 November 2004. The hearing did not take place however due to the illness of the chairman of judging body. During the next hearing on 17 December 2004 the both sides were requested to present additional explanations and opinions. Depending on the official stands concerning statements of the opposite side and potential claims. The Arbitration Court will make a decision either about the potential sentence or the once more recognition of the case.

   Due to the prolonged arbitration proceeding the Company provided for receivable balance from PSE in full (PLN 111.5m). In the Management's opinion there is a significant risk that the receivable would not be collected.

5. The Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), according to the paragraph 36 the method of calculation of system fee, constituting an element of a power transfer fee has been changed. According to paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement

between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management estimated the claim and set up in 2002 an accrual for liability to ZEP S.A in the amount of PLN 8,272 thousand, and provided for it in the amount of PLN 9,781 thousand. As a consequence of the negative decision of the court PKN ORLEN was obliged to pay a liability due to the above mentioned system fee to ZEP S.A. in the amount of PLN 46,232 thousand. As a result the provision for business risks increased by PLN 28,179 thousand to cover the whole judged amount.

6. On 18 August 2004 the Management Board of PKN ORLEN S.A. informed that on 11 August 2004 the Register Court in Krakow registered an increase in the share capital of the company ORLEN Oil. The share capital was increased from PLN 44m by the amount of PLN 31m, up to PLN 75m. The stake in the increased share capital was covered in whole by PKN ORLEN in the form of cash contribution. After the increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47.2%. Remaining shares are possessed by Rafineria Trzebinia S.A. (43.8%), Rafineria Jedlicze S.A. (4.5%), Rafinenria Czechowice S.A. (4.5%). Each share gives the right to only one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is to acquire resources for partly financing of the acquisition of ORLEN Oil's assets being the element of the Oil Department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil assets of PKN ORLEN around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A. The contributed assets constitute above 20% of current initial capital of ORLEN Oil and constitute financial assets of significant value in accordance with §2 Act 1 and 3 the Decree of the Council of Ministers dated on 16 October 2001 on current and periodic information published by issuers of securities.

X. INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANY'S EQUITY

During the period from 1 January 2004 to 31 December 2004 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities or receivables accounting for 10% or more of the Company's equity.

XI. INFORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

During the period from 1 January 2004 to 31 December 2004 there were no unusual transactions with related entities in the Capital Group, where the value of the transaction would exceed EUR 500 thousand, apart from the short-term loan granted to ORLEN Deutschland on 23 December 2004 for the amount of EUR 60m. The loan was fully repaid on 14 February 2005.
Transactions concluded within the Capital Group were supply and services typical for the profile of activity of particular companies within the Group apart from enlargement of the share capital in the company ORLEN Oil and the sale of the Oil Department of PKN ORLEN to the company ORLEN Oil.

XII. INFORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES. WHERE THE AMOUNT OF GUARANTEE ACCOUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY

Within the Capital Group of PKN ORLEN during the period from 1 January 2004 to 31 December 2004, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any other entity or their subsidiaries, where the amount of surety or guarantee would account for 10% or more of the Company's equity, except for registered pledge established by PKN ORLEN pursuant to the registered share pledge agreement dated 19 December 2003, which provides a security for repayment by Basell ORLEN Polyolefins („BOP") of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement between subjects granting finance for BOP up to the maximum security amount of EUR 750m.

XIII. ADDITIONAL INFORMATION

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN Oil are subject of the project "Restructuring of the southern assets of the Capital Group PKN ORLEN". The project assumes optimization and consolidation of production and sale of fuel, engine oils, lubricants and paraffin in the Capital Group of PKN ORLEN S.A.

In 1Q 2005 the Management Board of PKN ORLEN will make a decision concerning the above mentioned restructuring of the southern assets.

As of the date of the above consolidated condensed financial statement preparation, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 31 December 2004 are known to the Management Board.

MANAGEMENT BOARD SIGNATURES

....

President

Igor Chalupec

....	....	....
Vice President	**Vice President**	**Vice President**
Wojciech Heydel	Andrzej Macenowicz	Jan Maciejewicz
....	....	....
Vice President	**Vice President**	**Member**
Cezary Smorszczewski	Janusz Wisniewski	Pawel Szymanski

Plock, 25 February 2005

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4th Quarter Results_MSSF 1
Released	07:00 02-Mar-05
Number	2167J

Regulatory announcement 16/2005 dated 1 March 2005

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby announces condensed consolidated financial statement for 4 quarter 2004 prepared in accordance with International Financial Reporting Standards (IFRS) and additionally data under segments with commentary.

POLSKI KONCERN NAFTOWY ORLEN S.A.

**CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR 12 AND 3 MONTH PERIODS ENDED
31 DECEMBER 2004 AND 31 DECEMBER 2003
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
As at 31 December 2004 and 31 December 2003

	31 December 2004 (unaudited)	31 December 2003
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,632	9,807
Negative goodwill	(307)	(273)
Intangible assets	119	121
Financial assets	538	534
Investments accounted for using equity method	549	493
Deferred tax assets	76	15
Other non-current assets	9	18
Total non-current assets	**10,616**	**10,715**
Current assets	3,273	3,058
Inventories	2,959	2,513
Trade and other receivables	21	65
Income tax receivables	1,124	67
Short-term investments	92	80
Deferred costs	707	562
Cash and cash equivalents	154	89
Other financial assets		
	8,330	**6,434**
Total current assets		
	18,946	**17,149**
Total assets		
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock	534	534
Capital reserve	1,359	1,359
Hedge accounting-cash flow hedges	56	-
Revaluation reserve	855	856
Foreign exchange difference on subsidiaries	(10)	62
Retained earnings	8,863	6,699
Total shareholders' equity	**11,657**	**9,510**
Minority interests	**379**	**427**
Non-current liabilities		
Interest bearing borrowings	1,757	1,836
Provisions	877	616
Deferred tax liabilities	221	293
Total non-current liabilities	**2,855**	**2,745**
Current liabilities		
Trade and other payables and accrued expenses	3,745	3,231
Income tax liabilities	1	-
Interest bearing borrowings	242	1,195
Deferred income	46	14
Other liabilities	21	27
Total current liabilities	**4,055**	**4,467**
Total liabilities and shareholders' equity	**18,946**	**17,149**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
For the 12 and 3 month periods ended 31 December 2004 and 31 December 2003

	For 12 months ended 31 December 2004 (unaudited)	For 3 months ended 31 December 2004 (unaudited)	For 12 months ended 31 December 2003	For 3 e 31 D 2 (una
	(in PLN million)			
Revenue	**30,535**	**8,313**	**24,412**	
Cost of sales	(24,403)	(6,674)	(19,986)	
Gross profit	**6,132**	**1,639**	**4,426**	
Other operating income	370	161	422	
Distribution costs	(2,180)	(585)	(2,259)	
Administrative expenses	(826)	(205)	(934)	
Other operating expenses	(719)	(412)	(388)	
Profit from operations	**2,777**	**598**	**1,267**	
Financial income	400	251	279	
Financial expenses	(256)	(168)	(377)	
Income from investments accounted for using equity method	100	29	50	
Profit before income tax and minority interests	**3,021**	**710**	**1,219**	
Corporate income tax	(524)	(88)	(198)	
Profit after tax	**2,497**	**622**	**1,021**	
Minority interests	(55)	(12)	(34)	
Net profit	**2,442**	**610**	**987**	
Basic earnings per share for the period (in zloty per share)	**5.71**	**1.43**	**2.35**	

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
For the 12 month periods ended 31 December 2004 and 31 December 2003

	For 12 months ended 31 December 2004 (unaudited)	For 12 months ended 31 December 2003
	(in PLN million)	
Cash flows from operating activities		
Net profit for the period	**2,442**	**987**
Adjustments for:		
Minority interests	55	34
Net income from investments accounted for under equity method	(100)	(50)
Depreciation and amortisation	1,205	1,207
Interest and dividend charges, net	(53)	29
Income tax on current period profit	524	198
Loss / (Profit) on investing activities	96	59
(Increase) in receivables	(537)	(114)
(Increase) in inventories	(250)	(158)
Increase in accrued expenses and payables	663	(111)
Increase in provisions	300	25
Other adjustments	(137)	14
Net income tax paid	(616)	(413)
Net cash flows from operating activities	**3,592**	**1,707**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(1,497)	(1,337)
Proceeds from sales of property, plant and equipment	63	40
Proceeds from sales of available for sale investments	46	17
Acquisition of investments available for sale and entities accounted for under equity method	(49)	(56)
Acquisition of business in Germany, net of cash acquired	-	(279)
Acquisition of short-term securities	(1,232)	(62)
Proceeds from sales of short-term securities	130	55
Dividends and interest received	105	85
Loans granted/repaid	7	83
Other	45	73
Net cash flows used in investing activities	**(2,382)**	**(1,381)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	864	4,452
Repayment of long-term and short-term loans and other borrowings	(1,582)	(4,207)
Interest paid	(57)	(116)
Dividends paid	(278)	(59)
Other	(12)	(12)
Net cash flows gained / (used) in financing activities	**(1,065)**	**58**

Net increase/(decrease) in cash and cash equivalents	**145**	**384**
	-------	-------
Cash and cash equivalents at the beginning of the period	**562**	**178**
	-------	-------
Cash and cash equivalents at the end of the period	**707**	**562**
	======	======

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the 12 month periods ended 31 December 2004 and 31 December 2003
(in PLN million)

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation
1 January 2003	**525**	**1,174**	**-**	**859**	**-**
Issue of shares	9	-			
Share premium	-	185			
Foreign exchange gain on consolidation	-	-	-	-	62
Dividend	-	-	-	-	-
Net profit	-	-	-	-	-
Non-current assets impairment	-	-	-	(3)	-
Hedge accounting-cash flow hedges	-	-	-	-	-
31 December 2003	**534**	**1,359**	**-**	**856**	**62**

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	R e:
1 January 2004	**534**	**1,359**	**-**	**856**	**62**	
Foreign exchange on consolidation	-	-	-	-	(72)	
Dividend	-	-	-	-	-	
Net profit	-	-	-	-	-	
Non-current assets impairment	-	-	-	(1)	-	
Hedge accounting-cash flow hedges	-	-	56	-	-	
31 December 2004 (unaudited)	**534**	**1,359**	**56**	**855**	**(10)**	

1. Principal activities

The dominant company of the Capital Group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "the Company") located in Plock, Poland, 7 Chemikow Street.

The Company was established in 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. On 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. On 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude and manufacturing a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including manufacturing and distribution of petroleum and chemical products.

2. Basis of presentation

The Group applied for these condensed consolidated financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" (IAS 16) and recognition of perpetual usufruct of land under International Financial Reporting Standard No 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", as explained below.

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for the preparation of financial statements for periods beginning on or after 1 January 2004, In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of IFRS. Particularly, IFRS 1 requires from an entity to recognize in its financial statements all assets and liabilities whose recognition is required by IFRS. In accordance with IFRS 1 an entity may measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date. The Group did not determine fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

Perpetual usufruct rights granted to the Group Companies in the past based on administrative decisions meet the definition of an asset. Accordingly, these perpetual usufruct rights should be recognised in the Group's financial statements based on fair value. The Group did not perform a fair value estimation of the above discussed perpetual usufructs as it was not practically possible.

The measurement and the reporting currency of these condensed consolidated financial statements is Polish Zloty ("PLN").

The presented condensed consolidated financial statements reflect all the necessary adjustments, except for adjustments required by IAS 29 and IAS 16, and perpetual usufruct rights valuation required by IFRS 1, in order to reflect fairly the Company's condensed consolidated results of operations, cash flows for the 12 month periods ended 31 December 2004 and 31 December 2003 and consolidated financial position as at 31 December 2004 and 31 December 2003.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

In 2004 the Group has changed the estimate of the closing exchange rate used for reporting of foreign currency monetary items. Until 31 December 2003 foreign currency monetary assets were reported at lower of commercial bank's buy rate and NBP average rate while foreign currency monetary liabilities were reported at higher of commercial bank's sell rate and NBP's average rate. Since 1 January 2004 the closing rate used for reporting foreign currency assets and liabilities is approximated by the average National Bank of Poland exchange rate at the end of an accounting period. The effect of estimate change amounted to PLN 26 million and has an impact on the current year result.
The condensed consolidated financial statements were prepared under assumption that the Group's companies are going to continue their activities in the foreseeable future. As at the date of authorisation of the financial statements, there are no circumstances, indicating any threat of Group's entities' continuation of their activities.

3. Selected explanatory notes

3.1. Accounting policies

Accounting policies and methods of computation applied by the Company are included in the yearly financial statements for the year 2003 issued, with the exception of the effects of IFRS 1 described in Note 2.

Starting from 2005 the Company is to apply the requirements of IFRS 3 – "Business Combinations". In accordance with

IFRS 3 goodwill is no longer to be amortized, but annually will to be tested for impairment accounted for in accordance with IAS 36, while negative goodwill will be recognized in the income statement.
All business combinations taking place after 31 March 2004 are accounted for in accordance with IFRS 3 "Business Combinations". Additionally the Company have been applying the requirements of updated IAS 36 since 31 March 2004.
In accordance with IAS 38, an acquirer of an entity recognises at the acquisition date all intangible assets if the asset's fair value can be measured reliably.
The Company is analysing the impact connected with the adjustments resulting from other than above mentioned changes in the IFRS standards, that has been applied since 1 January 2005. As at the date of the preparation of the condensed consolidated financial statement the impact of the above mentioned changes is not yet specified.

3.2. Dividends

In 2004 there were dividends paid out by the Company from 2003 net profit, amounting to PLN 278m, i.e. 0.65 PLN per share.

3.3. Interest bearing borrowings

	31 December 2004 (unaudited)	31 December 2003
Bank loans	1,974	2,918
Other loans and credits	25	36
Short-terms bonds	-	77
Total, including:	1,999	3,031
Short-term portion	242	1,195
Long-term portion	1,757	1,836

The total interest bearing borrowings incurred by the Group decreased by PLN 1,032m net within 12 month period ended 31 December 2004.
The change of debt is result of:

- raising new loans denominated in PLN:
  - PLN 192m in Bank Pekao S.A.
  - PLN 84m in PKO BP S.A.
  - PLN 52m in BPH PBK S.A.
  - PLN 37m in BH w Warszawie S.A.
  - PLN 6m in Bank Millenium S.A.
- drawing a loan within Syndicated Agreement on Dual Currency
  - EUR 57m within Syndicated Agreement on dual currency*
  - USD 19m within Syndicated Agreement on dual currency*
- issued short-term bonds: PLN 158m
- repayment of loans denominated in PLN:
  - PLN 441m in PKO BP S.A.
  - PLN 284m in BH S.A.
  - PLN 105m in Pekao S.A.
  - PLN 53m in Bank Millenium S.A.
  - PLN 12m in BPH PBK S.A.
  - PLN 11m in NFOSiGW
  - PLN 6m in ING Bank Slaski S.A.
- repayment of loans in German entities:
  - EUR 63m
- repayment of foreign currency loans
  - EUR 25m in Bank Pekao S.A
- redemption of bonds: PLN 239m
- PLN (335)m results from foreign exchange gains/losses.

* The Syndicated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in 2008. The loan can be utilized in EUR as well as in USD.

3.4. Operating costs (by type)

	12 months ended 31 December 2004	3 months ended 31 December 2004	12 months ended 31 December 2003	3 months ended 31 December 2003
	(unaudited)	(unaudited)		(unaudited)
Raw materials and energy	12,407	3,329	11,005	2,883
Cost of goods for resale*	10,594*	2,913	7,537*	2,432
External services	1,774	481	1,789	526
Payroll and benefits (staff costs)	1,035	241	1,055	259
Depreciation and amortisation	1,234	303	1,236	326
Taxes and charges	262	50	263	61
Other	1,004	518	595	210
	28,310	7,835	23,480	6,697
Adjustments:				
Change in inventories, deferred and accrued costs	(78)	62	188	205
Cost of products and services for own use	(104)	(21)	(101)	(34)
Operating costs	28,128	7,876	23,567	6,868

* Activity acquired in Germany has been consolidated since 1 March 2003 when it was acquired.

3.5. Segment data

	Refining and Marketing Segment				Chemical Segme		
	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 1 mont perio
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		31 I
Revenues							
External sales	25,885	7,052	20,717	5,933	3,939	1,067	3,1
Inter-segment sales	4,321	1,230	3,759	1,397	1,481	407	1,4
Value of hedge transactions settlements	-	-	-	-	61	22	-
Total revenue	**30,206**	**8,282**	**24,476**	**7,330**	**5,481**	**1,496**	**4,5**
Total costs	**(27,564)**	**(7,636)**	**(23,161)**	**(7,083)**	**(4,668)**	**(1,211)**	**(4,2**
Other operating income	211	122	187	85	70	19	17
Other operating cost	(512)	(293)	(251)	(131)	(73)	(49)	(34
Result							
Segment result	2,341	475	1,251	201	810	255	41
Unallocated corporate income							
Unallocated corporate expenses							
Profit from operations							
Financial income							
Financial expenses							
Share in profit (losses) of subordinated entities accounted for using equity method	-	-	(1)	(1)	77	25	45
Profit before income tax							
Income taxes							
Minority interests							
Net profit							

	Refining and Marketing Segment				Chemical Segme		
	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 1 montl perio
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		31 I
Property, plant, equipment and intangible assets expenditure	701	222	756	206	536	130	53
Property, plant, equipment and intangible assets expenditure unallocated to segments							
Total property, plant, equipment and intangible assets expenditure							
Segment depreciation	832	206	834	228	225	55	19
Unallocated assets depreciation							
Total depreciation							
Non-cash expenses other than depreciation	**349**	**221**	**159**	**78**	**26**	**13**	**18**

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 12 and 3 month periods ended 31 December 2004 and 31 December 2003.

	Refining and Marketing Segment			
	for 12 month period	for 3 month period	for 12 month period	fo m pe
	ended 31 December 2004		ended 31 Decemb 2003	
Export sales	1,137	296	771	
Domestic sales:	**24,748**	**6,756**	**19,946**	[illegible]
- sales in Poland	16,115	4,537	13,676	[illegible]
- sales in Germany	8,633	2,219	6,270	[illegible]
- value of hedge transactions settlements				
Total external revenue	**25,885**	**7,052**	**20,717**	[illegible]

3.6. Basic and diluted earnings per share

	***for the 12 month period* ended** 31 December 2004 (unaudited)	***for the 12 month period* ended** 31 December 2003
Weighted average common stock outstanding	427,709,061	420,804,797
Net profit for the period per share (PLN)	5.71	2.35

There is no difference between the basic and diluted earnings per share.

3.7. Significant changes in contingent liabilities and risks after 31 December 2003

1. As at the date of these financial statements Rafineria Trzebinia, the Company's subsidiary, has no overdue budget liabilities related to the excise tax or VAT. The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004. Rafineria Trzebinia S.A. obtained appropriate expertises confirming correct classification of produced goods being subject to the excise duty.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession 40% of shares held in ORLEN PetroTank Sp z o.o. ("PetroTank") in exchange for receivables from Tankpol. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol modified its claim. Nowadays the company requires payment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of PetroTank amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. On 7 September 2004 the legal proceedings were suspended for another 3 months at both sides request. However in spite of the negotiations there was no agreement concluded between both sides. On 8 December 2004 Tankpol applied in front of the court to take the suspended legal action. According to the Management Board of the Company, based on the independent legal opinion the final result of the case should not influence significantly the presented financial results and the balances of the receivables and liabilities.

3. Due to the public information in relation to PKN ORLEN purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for its opinion. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures.

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the condensed consolidated financial statements for the 12 month period ended 31 December 2004.

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,5 million and was calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement. In the opinion of the Management Board of the Company, based additionally on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently in year 2003, the Company recognised on the transaction the profit amounting to PLN 27,5 million (difference between purchase price of the stakes and the sales price resulting from the put option).
   On 23 September 2004 during the first hearing in the Court of Arbitration initial presentation of both sides' positions took place. The Court took also decision about hearing of witnesses of both sides. On 7 October 2004 there was a hearing, during which the called witnesses were examined. The hearing was postponed to 28 October 2004. As a consequence of the absence of one of the witnesses the date of the next hearing was set for 19 November 2004. The hearing did not take place however due to the illness of the chairman of judging body. During the next hearing on 17 December 2004 the both sides were requested to present additional explanations and opinions. Depending on the official stands concerning statements of the opposite side and potential claims. The Arbitration Court will make a decision either about the potential sentence or the once more recognition of the case.

   Due to the prolonged arbitration proceeding the Company provided for receivable balance from PSE in full (PLN 111.5m). In the Management's opinion there is a significant risk that the receivable would not be collected.

3.8. Subsequent events

1. On 3 January 2005 Polski Koncern Naftowy ORLEN S.A concluded a wholesale agreement with SHELL Polska Spolka z o.o. for the sale of gasoline and diesel oil with an estimate gross value of PLN 1,905m for delivery during 2005.

2. On 3 January 2005 Polski Koncern Naftowy ORLEN S.A concluded a wholesale agreement with Orlen PetroCentrum Sp. z o.o. for the sale of gasoline and diesel oil with an estimate gross value of PLN 1,173m for delivery during 2005.

3. On 3 January 2005 Polski Koncern Naftowy ORLEN S.A. concluded a wholesale agreement with BP Polska Spolka z o.o. for the sale of gasoline and diesel oil with an estimated gross value of PLN 2,377m for delivery during 2005.

4. On January 3, 2005, ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH, Hamburg for the delivery of fuels for PKN ORLEN's stations in Germany during 2005 with an estimated value of EUR 600m (appr. PLN 2,443m).

5. On 4 January 2005 Polski Koncern Naftowy ORLEN S.A. issued parent company guarantees to Holborn

European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total amount of EUR 64m and USD 56m and a letter of guarantee to insurance institution Zurich Versicherung AG for the amount of EUR 25m to secure the liabilities of ORLEN Deutschland AG resulting from its trading in fuels (PLN 533m in total), The approximate amount of PLN 533m in liabilities originates from ORLEN Deutschland's fuel trading operations. The guarantees come into force on 1 February 2005 and extend the period of validity currently binding until 31 January 2005, (see regulatory announcements dated 28 January 2004, 12 February 2004, 20 February 2004, 2 August 2004).The guarantees given to Shell Deutschland Oil GmbH are valid till 30 June 2005; the guarantees given to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005. PKN ORLEN holds a 100% stake in the share capital of ORLEN Deutschland AG.

6. On 6 January 2005 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP Aktiengesellschaft for the purchase of gasoline and diesel oil during 2005 with an estimated value of approximately EUR 700m (approximately PLN 2,852.5 m). The above mentioned agreement is a significant agreement according to the decree of the Council of the Ministers from 16 October 2002 concerning current and periodical information given by the securities issuers, in connection with the fact that the value of the company exceeds 10% of the equity of PKN ORLEN. ORLEN Deutschland AG is wholly owned by PKN ORLEN.

7. On 12 January 2005 PKN ORLEN concluded a yearly agreement with Rafineria Trzebinia S.A. concerning the sale of gasoline and engine oil to this company in the year 2005. An estimated value of the transaction amounts to about PLN 343m gross. PKN ORLEN possess 77.1% of the share capital of the company Rafineria Trzebinia S.A.

8. On January 19, 2005 PKN ORLEN received a notice from PETROVAL S.A. stating that PETROVAL was halting the implementation of a forward contract to supply crude oil (dated December 21, 2002) due to a force majeure event which impeded the contract's performance. According to the notice delivered by PETROVAL S.A., the event that qualifies as a force majeure event and justifies interruption of the contract's performance is Yukos' inability to deliver crude oil and it is currently impossible to assess how long this situation will persist. The Management Board of PKN ORLEN has declared that the above described situation would not impede supply crude oil continuity thanks to previously undertaken activities. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts.

9. In compliance with the Company's Articles of Association, PKN ORLEN's Supervisory Board, following its meetings on 21 January 2005, has appointed KPMG Audyt Sp. z o.o., based in Warsaw, to audit PKN ORLEN's financial statements, and the Capital Group's consolidated financial statements for 2005, 2006 and 2007, according to the International Accounting Standards. In addition, KPMG will review PKN ORLEN and its Capital Group's unconsolidated and consolidated quarterly and half year financial statements starting from 2Q 2005 till 4Q 2007.

10. On 3 February 2005 Polski Koncern Naftowy ORLEN S.A. announced that on 2 February 2005, the Company's Supervisory Board approved a new strategy for PKN ORLEN. The PKN ORLEN strategy derives from the Company's new mission statement: "Aiming to become the regional leader we ensure long-term value creation for our shareholders by offering our customers products and services of the highest quality. All our operations adhere to 'best practice' principles of corporate governance and social responsibility, with a focus on care for our employees and the natural environment".

    PKN ORLEN will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, we will continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of PKN ORLEN's focus on its core businesses, we want to strengthen the Company's presence in its key business areas in the relevant markets, while continuing to restructure our asset portfolio.

    The presentation of the new strategy was placed on the website: www.orlen.pl.

3.9. Additional information

a) Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN Oil are subject to the project "Restructuring of the southern assets of the Capital Group PKN ORLEN". The project assumes optimalization and consolidation of production and the sale of fuels, engine oils, lubricants and paraffins in the Capital Group of PKN ORLEN. In the 1Q 2005 the Management Board will take decision concerning the further operations of the southern assets. As of the date of the above consolidated condensed financial statement preparation, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 31 December 2004 are known to the Management Board.

b) On 18 August 2004 PKN ORLEN S.A. received an information that on 11 August 2004 the Register Court in Krakow registered an increase in the share capital of the company ORLEN Oil. The share capital was increased from PLN 44 million by the amount of PLN 31 million, up to the amount of PLN 75 million. The stake in the increased share capital was covered in whole by PKN ORLEN in the form of cash contribution. After the increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47.2%. Remaining shares are possessed by Rafineria Trzebinia S.A. (43.8%), Rafineria Jedlicze S.A. (4.5%), Rafinenria Czechowice S.A. (4.5%). Each share gives the right to one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is to acquire resources for partly financing of the acquisition of ORLEN Oil's assets being the element of the oil department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil assets of PKN ORLEN around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A. The contributed assets constitute above 20% of current initial capital of ORLEN Oil and constitute financial assets of significant value in accordance with §2 Act 1 and 3 the Decree of the Council of Ministers dated on 16 October 2001 on current and periodic information published by issuers of securities.

c) The Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), according to the paragraph 36 the method of calculation of system fee, constituting an element of a power transfer fee has been changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and set up an accrual in the amount of PLN 8m for liability to ZEP S.A., and provided for it in the amount of PLN 10m. As a consequence of the negative decision of the court PKN ORLEN was obliged to pay a liability connected with the above mentioned system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46m. As a result the provision for business risks was increased by PLN 28m to cover the whole claim.

3.10. Transformation for International Financial Reporting Standards purposes

The adjustments to the condensed consolidated financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	12 months ended	3 months ended	12 months ended	3 months ended
	31 December 2004	31 December 2004	31 December 2003	31 December 2003
	(unaudited)	(unaudited)		(unaudited)
Net profit (PAS consolidated)	2,570	660	1,026*	214*
Payment from profit for social activity	(4)	-	(4)	-
Borrowing costs capitalisation, less depreciation	(221)	(81)	(68)	(29)
Amortisation of CPN goodwill	(11)	(4)	(10)	(2)
IFRS treatment of negative goodwill	16	4	17	4
Deferred tax on above adjustments	56	29	53	44
Change of accounting standards (PAS)	26	-	-	-
Other	10	2	(27)	(12)
Net profit (IFRS consolidated)	2,442	610	987	219

	31 December 2004	31 December 2003
	(unaudited)	
Net assets (PAS consolidated)	11,427	9,156*
Payment from profit for social activity	-	-
Borrowing costs capitalisation, net of depreciation	237	458
CPN goodwill, net of depreciation	51	62
IFRS treatment of negative goodwill	(38)	(54)
Deferred tax on above adjustments	(31)	(87)
Change of accounting standards (PAS)	-	-
Other	11	(25)
Net assets (IFRS consolidated)	11,657	9,510

* restated data due to change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies.

3.11. Other

The condensed consolidated financial statements have been authorised by Company's Management Board at premises of the Company on 25 February 2005.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

President
Igor Chalupec

....	....	....
Vice President	**Vice President**	**Vice President**
Wojciech Heydel	Andrzej Macenowicz	Jan Maciejewicz
....	....	....
Vice President	**Vice President**	**Member**
Cezary Smorszczewski	Janusz Wisniewski	Pawel Szymanski

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4th Quarter Results_MSSF 2
Released	07:00 02-Mar-05
Number	2168J

Financial Highlights

ORLEN Group	12 months ended Dec 31 2004 (unaudited data)		3 months ended Dec 31 2004 (unaudited data)		12 months ended Dec 31 2003 (unaudited data)		3 months ended Dec 31 2003 (unaudited data)		% change 12 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDr**
Sales revenue	30,535	8,369	8,313	2,544	24,412	6,276	6,908	1,777	25.1%	33.
EBITDA[2]	4,011	1,099	901	276	2,503	643	478	123	60.2%	70.
Operating profit/ (loss)	2,777	761	598	183	1,267	326	152	39	119.2%	133.4
Financial expenses	256	70	168	51	377	97	55	14	-32.1%	-27.
Net profit (loss)	2,442	669	610	187	987	254	219	56	147.4%	163.4
Net profit (loss) according to LIFO method	2,235	613	759	232	959	247	217	55	133.1%	148.
Operating cash flow	3,592	985	799	244	1,707	439	266	68	110.4%	124.4

(1) The following average exchange rates were used for the conversion of the amounts denominated in USD: 12 months 2003 – PLN 3.8898, 12 m PLN 3.6484, 3 months 2003 – PLN 3.8864, 3 months 2004 – PLN 3.2680.

(2) EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION

- **Refining (Production + Wholesale):** In Q4 2004, the segment's financial result gained PLN 302m year on year, chiefly as a result of such factors as higher crack margins on refinery products, a higher URAL/Brent differential, and lower operating expenses.
- **Refining (Retail):** A PLN 28m rise in the loss in Q4 2004 year on year, foremost due to a loss on the German operations.
- **Petrochemicals:** Q4 2004 saw the segment's financial result growing relative to the analogous quarter of 2003 (up by PLN 183m) on stronger demand for the key products of PKN ORLEN and Anwil SA.
- **Other Activities:** A 14.0% drop in revenue, accompanied by a 10.6% reduction of the segment's costs, had an adverse effect on its financial result. In Q4 2004, the segment posted a PLN 50m loss versus a PLN 39m loss in Q4 2003.
- **Inland Premium:** In Q4 2004, the inland premium rose by PLN 39m (36.1%) year on year.
- **Profit on Sales:** A 44.7% increase in the profit on sales in Q4 2004 in relation to Q4 2003, attributable mainly to positive market trends in Refining (Production and Wholesale) and Petrochemicals, as well as efficiency-improvement measures.
- **Net Profit:** The Q4 2004 net profit stood at PLN 610m, an improvement of PLN 391m on Q4 2003, driven mainly by the high profit on sales.
- **Net Operating Cash Flow:** A PLN 533m increase in cash generated in Q4 2004 year on year, following mainly from the improvement of the net profit and a lower level of accounts receivable and stocks.
- **CAPEX (expenditure on tangible and intangible fixed assets):** A PLN 49m reduction of CAPEX in Q4 2004 over Q4 2003, following from the scale-down of investment projects, mainly in Petrochemicals and Other Activities.
- **Operating Expenses Reduction Programme:** In Q4 2004, the implementation of the Programme led to PLN 149m cost savings, relative to PLN 95m in Q4 2003.

"The year 2004 was a time of many significant events, both for PKN Orlen and for Poland's economy as a whole. The Company's macroeconomic environment was influenced by the conditions prevailing in the industry, including the high level of crack margins, oil prices and the Ural/Brent differential. In addition, Poland's accession to the European Union on May 1st 2004 was accompanied by an acceleration of its economic growth. The second half of 2004 saw a number of material changes in the composition and the organisational structure of PKN Orlen's governing bodies, introduced with a view to fostering efficiency and transparency in management. The changes were made in a very efficient manner, and now it can be stated that they have met with a positive reaction of the investors, who have placed much confidence in the new management. One manifestation of this trust is the rising price of the PKN Orlen stock on the Warsaw Stock Exchange.

In the fourth quarter of 2004, the Company was already managed by the new Executive Board. Not only did the new management team undertook to accelerate the efficiency improvement programmes launched earlier and to introduce new ones, but they also began to develop a new strategy for PKN Orlen, designed to achieve a long-term growth of shareholder value, and foster the Company's position as the industry leader in the region.

In the fourth quarter of 2004, the above mentioned favourable economic trends seen in the oil industry in the earlier part of the year continued, and pushed PKN Orlen SA's financial performance to a record breaking level. The prices of crude oil remained high (Q4 2004: USD 44/ bbl on average), supported by a large demand for energy resources in the global economy, in particular the dynamic development of China, and a continued lack of stability in Iraq and the Middle East. The high prices on global exchanges were accompanied by a high Ural/Brent differential, which in the fourth quarter of 2004 was USD 6.13/bbl, and in 2004 as a whole amounted to USD 4.12/bbl on average. 2004 saw also a rise in refining margins on gasoline (up by 41.5%, to USD 114.06 per tonne) and on diesel oil (up by 66.1%, to USD 102.76 per tonne) as compared with 2003.

The opportunities offered by the favourable macroeconomic environment were fully harnessed by PKN Orlen SA. In terms of financial performance, 2004 was the best year ever for the Company. Its annual revenues grew by over 25% year on year, to over PLN 30bn. At the same time the net profit rose to PLN 2.4bn, which means a 147% increase as compared with the result reported at the end of 2003, and translates into a ROE of 19.0%. To compare, in 2003 ROE was 8.2%.

However, the very good financial performance of PKN Orlen in 2004 was not only fuelled by the good market situation and the favourable general economic conditions. It was also due to the intense efforts of the Company's employees, manifest in such achievements as the larger amount of processed oil, a successful implementation of the policy designed to adjust the prices of the Company's fuels to the market trends, and a reduction of the operating expenses, which has improved the Company's competitiveness. The average prices over the twelve months of 2004 were kept slightly below the import parity, in order to halt the falling trend in retail sales of fuels and to reinforce the Company's position on the wholesale market. In addition, the consistent implementation of the Operating Expenses Reduction Programme resulted in savings of approx. PLN 378m, which are reflected in EBIT.

In the fourth quarter of 2004 intense efforts continued to finalise the acquisition of shares in Unipetrol. In October 2004 one of the material conditions precedent stipulated in the Share Purchase Agreement concerning Unipetrol was satisfied, namely none of the existing shareholders of Ceska Rafinerska a.s. (Eni International B.V., ConoccoPhilips and Central Europe Holdings B.V., and Shell Overseas Investments B.V.) exercised their pre-emptive right to acquire the shares in connection with PKN Orlen's acquisition of control over Unipetrol. Work also continued to gather all the necessary documents for the European Commission, which, following Poland's and the Czech Republic's accession to the EU, is the authority competent to take a position on the transaction's impact on the Common Market.

It should be noted that the day-to day operations of PKN Orlen remained unaffected by the conflict between the government of the Russian Federation and Yukos, which is a source of a portion of PKN Orlen's supplies of crude oil in 2004. Monitoring the conflict, the Company's Executive Board secured alternative supply sources for PKN Orlen.

The year 2004, which was undoubtedly a year of record high financial results, has given us a strong position to achieve our priorities as defined in the development strategy for 2005–2009, adopted on February 2nd 2004. However, it also poses a challenge for the management to leverage the Company's potential in the best way possible. All efforts will

be oriented towards building the Company value, which translates into shareholder value. We will focus first and foremost on improving the efficiency of our activities and investments. We will also seek to strengthen the Company's core operations on our home markets and will actively monitor the opportunities to expand into new ones."

Financials by Area of Activity

Market Overview

In the fourth quarter of 2004, the average price of Brent oil stood at USD 43.88/bbl, having gone up by USD 14.22/bbl (48.9%) year on year. The rise went hand in hand with a higher URAL/Brent differential, which moved from USD 1.65/bbl in Q4 2003 to USD 6.13/bbl in Q4 2004. During the fourth quarter of 2004, the average market price of gasoline was USD 424.88/t (a USD 134.46, or 46.3%, increase over Q4 2003). In the same period, an even more material rise was recorded in the market prices of diesel fuel and Ekoterm, by USD 207.45/t and USD 173.18/t, respectively (or by 72.5% and 64.5%). Year on year, the crack margins for gasoline increased by 35.7%, and those for diesel fuel and gas oil increased substantially, by 152.8% and 137.1%, respectively. The U.S. dollar and the euro weakened against the Polish currency, by 15.9% and 8.4%, respectively (from PLN 3.8864/USD 1 in Q4 2003 to PLN 3.2680/USD 1 in Q4 2004, and from PLN 4.6219/EUR 1 in Q4 2003 to PLN 4.2350/EUR 1 in Q4 2004).

According to GUS (National Statistics Office) data, favourable economic conditions prevailed on the Polish market in 2004, which bore fruit in the from of a stable rate of high economic growth. Industrial production rose by 12.3% as compared with the analogous twelve months of 2003.

In addition, based on GUS data, in Q4 2004 consumer prices went up by 0.9%, while in the analogous period of 2003 they grew by 1.1%. Similarly, the average growth of consumer prices strengthened over the whole year 2004 (4.4% rise December to December, vs. 1.5% in 2003). Transport prices in the period January – December 2004 were up by 9.6% (December on December), chiefly due to an increase in the prices of fuels (17.0%).

Based on market data provided by Samar, approx. 318,000 new automobiles were sold in Poland over the twelve months of 2004, which means a 10.1% drop on 2003. There were a number of reasons – as earlier forecast by analysts – for this decrease, including VAT changes, new auto price hikes and high fuel prices. The opening of the borders for privately imported vehicles was yet another factor detrimental to the new automobile market: 811.8 thousand used vehicles have been brought to Poland since May 2004.

PKN Orlen's estimated share in the domestic consumption of liquid fuels in the twelve months of 2004 was 61.8% for gasoline, 48.0% for diesel fuel, and 60.1% for Ekoterm.

Refining (Production + Wholesale)

Refining (Production + Wholesale)	12 months ended Dec 31 2004 (unaudited data)		3 months ended Dec 31 2004 (unaudited data)		12 months ended Dec 31 2003 (unaudited data)		3 months ended Dec 31 2003 (unaudited data)		% change 12 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	21,197	5,810	5,933	1,815	15,798	4,061	4,372	1,125	34.2%	43.1%
Revenue on sales to third parties	14,337	3,930	4,127	1,263	10,066	2,588	2,890	744	42.4%	51.9%
Intra-company revenue *	6,860	1,880	1,806	552	5,732	1,473	1,482	381	19.7%	27.6%
Costs and expenses	18,905	5,182	5,392	1,649	14,585	3,750	4,133	1,064	29.6%	38.2%
Result **	**2,292**	**628**	**541**	**166**	**1,213**	**312**	**239**	**61**	**89.0%**	**101.3%**
Sales to third parties (thousand tonnes)***	9,143		2,519		8,416		2,473		8.6%	
Sales of products to third parties (thousand tonnes)	9,143		2,519		8,419		2,473		8.6%	

*)*Revenue includes transfers to the retail segment in the amount of: 12 months 2003 – PLN 2,413m, 12 months 2004 – PLN 2,575m, 3 months 2003 – P 3 months 2004 – PLN 588m.*

**) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

***) *Products including materials, such as crude oil.*

The Q4 2004 result in refining totalled PLN 541m, rising from PLN 239m in Q4 2003. The increase was driven by higher revenue (up by 35.7%), while the total costs and expenses of the segment grew by only 30.5%. The revenue and costs of the segment were largely affected by the inclusion in the segment in Q4 2004 of some of the German operations (approximately PLN 548m in both revenue and costs) and Orlen Petrocentrum Sp. z o.o. (approximately PLN 400m in both revenue and costs). In the previous year, these companies were entirely included under Refining (Retail). The decision to split operations followed from a higher share of wholesale in these companies' total sales.

In Q4 2004, implementation of the comprehensive Operating Expenses Reduction Programme ushered in savings of PLN 63.9m for the segment, that is 2m more than in the analogous period of 2003.

The segment's result was positively affected by an increase in prices of gasoline, diesel and gas oil in Q4 2004 year on year. The jump in prices was accompanied by increases in crack margins on these products and in the URAL/Brent differential.

In Q4 2004, the volume of diesel fuel and gasoline sold to third parties grew by 7.6% and 3.0%, respectively, in comparison with Q4 2003. In the period, growth was also seen in Ekoterm sales (up by 36.7% year on year). The volume of light product sales was up by 13.8% in aggregate. The growth in the fuel sales volume was caused, among other factors, by the inclusion of some of the German operations and Orlen Petrocentrum Sp. z o.o. in the segment in Q4 2004 and the stronger fuel consumption in Poland over Q4 2003.

As at the end of December 2004, the segment's result was PLN 2,292m, representing a PLN 1,079m increase on 2003.

Refining (Retail)

Refining (Retail)	12 months ended Dec 31 2004 (unaudited data)		3 months ended Dec 31 2004 (unaudited data)		12 months ended Dec 31 2003 (unaudited data)		3 months ended Dec 31 2003 (unaudited data)		% change 12 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDn**
Revenue, including:	11,584	3,175	2,937	899	11,091	2,851	3,174	817	4.4%	11.4
Revenue on sales to third parties	11,548	3,165	2,925	895	10,651	2,738	3,043	783	8.4%	15.6
Intra-company revenue	36	10	12	4	440	113	131	34	-91.8%	-91.2
Costs and expenses	11,535	3,162	3,003	919	11,053	2,841	3,212	827	4.4%	11.3
Result*	**49**	**13**	**-66**	**-20**	**38**	**10**	**-38**	**-10**	**28.9%**	30.0
Sales to third parties (thousand tonnes)	3,346		852		3,864		1,049		-13.4%	

**)* *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In Q4 2004, the domestic retail sales rose 98.6% year on year, and their growth dynamics for the four quarters of 2004 was 98.5% relative to the four quarters of 2003. In Q4 2004, the non-fuel margin rose by 13.9% over the corresponding period of 2003. The Group companies' sales revenue on non-fuel goods stood at PLN 213m in Q4 2004, representing an 2.4% increase on the analogous period of 2003.

A further rise (by 19.3% in Q4 2004 relative to Q4 2003) was seen in the volume of retail fuel sales under the FLOTA loyalty programme, attributable to a range of promotional activities organised by PKN Orlen. At the same time, the share of fuel sales under the VITAY programme in the total retail sales shrank by 3.9 pp.

In the fourth quarter of 2004 the segment's revenues and costs decreased by PLN 237m (7.5%) and PLN 209m (6.5%), respectively, year on year. The fact that the Group's revenues were decreasing at a faster rate than the costs was caused mainly by the results of the German operations, whose revenue included in the segment in Q4 2004 was lower by PLN 248m in comparison with Q4 3003, and stood at PLN 1,694, while its costs had dropped only by PLN 190m, to PLN 1,768. Accordingly, the German operations attributable to the segment resulted in a loss of PLN 74m (PLN 16m loss in Q4 2003). In Q4 2004, sales volume of the German operations was partially included in Refining (Production + Wholesale), while in Q4 2003 all of the German operations were disclosed under Refinery (Retail). The lower sales revenue went hand in hand with a drop in sales volume (18.7%), partially as a result of a change in the policy of presentation of segments' results.

The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 42.1m in savings to the segment in Q4 2004 (Q4 2003: PLN 23.5m).

All of the above factors increased the segment's Q4 2004 loss by PLN 28m (to PLN 66m), as compared with Q4 2003 (loss of PLN 38m).

As at the end of December 2004, the segment's result was PLN 49m, as compared with a PLN 38m profit in 2003.

Petrochemicals

Petrochemicals	12 months ended Dec 31 2004 (unaudited data)		3 months ended Dec 31 2004 (unaudited data)		12 months ended Dec 31 2003 (unaudited data)		3 months ended Dec 31 2003 (unaudited data)		% change 12 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	5,481	1,502	1,496	458	4,545	1,168	1,164	300	20.6%	28.6%
Revenue on sales to third parties	3,939	1,080	1,067	326	3,145	809	795	205	25.2%	33.5%
Intra-company revenue	1,481	405	407	125	1,400	359	369	95	5.8%	12.8%
Settlement of hedging transactions.	61	17	22	7						
Costs and expenses	4,671	1,280	1,241	380	4,127	1,061	1,092	281	13.2%	20.6%
Result*	**810**	**222**	**255**	**78**	**418**	107	**72**	**19**	**93.8%**	107.5%
Sales to third parties (thousand tonnes)	2,217		569		2,204		563		0.6%	

*) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q4 2004 amounted to PLN 255m, while in the corresponding quarter of 2003 it had totalled PLN 72m. The revenue on petrochemicals was higher by PLN 332m (up by 28.5%) with a slight improvement in the volume of sales to external customers (by 1.1%), which was attributable to a stronger demand for petrochemicals, chiefly for the products of PKN Orlen and Anwil SA. In Q4 2004, sales value for the main products of the two companies increased: ethylene – 28.6%, propylene – 53.8%, benzene – 165.5%, ammonium nitrate – 21.0%, polyvinyl chloride – 14.2%, and CANWIL – 8.3%. The Q4 2004 operating profit of PKN Orlen and Anwil SA attributable to the segment stood at PLN 218m and PLN 64m, respectively, while in the fourth quarter of 2003 the profit earned was PLN 29m and PLN 55m, respectively. The crack margins were USD 579.8/ t for ethylene and USD 478.8/ t for propylene, which means an increase by 58.1% and 69.4%, respectively, over Q4 2003.

The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 5.5m in savings for the segment, on a par with Q4 2003.

As at the end of December 2004, the segment's results stood at PLN 810m, having risen by 93.8% from the figure recorded in the same period of 2003.

Other Activities

Other activities	12 months ended Dec 31 2004 (unaudited data)		3 months ended Dec 31 2004 (unaudited data)		12 months ended Dec 31 2003 (unaudited data)		3 months ended Dec 31 2003 (unaudited data)		% change 12 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	1,433	393	382	117	1,653	425	444	114	-13.3%	-7.5
Revenue on sales to third parties	650	178	172	53	550	141	180	46	18.2%	26.2
Intra-company revenue	783	215	210	64	1,103	284	264	68	-29.0%	-24.3
Costs and expenses	1,411	387	432	132	1,647	423	483	124	-14.3%	-8.5
Result*	**22**	**6**	**-50**	**-15**	**6**	**2**	**-39**	**-10**	**266.7%**	**200.0**
Sales to third parties (thousand tonnes)	244		100		93		29		162.4%	

**)* *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN Orlen, the "other activities" segment includes a number of undertakings which were spun off, mainly as part of the Group restructuring.

In Q4 2004, the segment sustained a loss of PLN 50m. To compare, the loss incurred in Q4 2003 amounted to PLN 39m. In the period under analysis, the implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 37.6m in savings for the segment, relative to PLN 4.1m in Q4 2003.

As at the end of December 2004, the segment's profit was PLN 22m as compared with the PLN 6m in profit generated in 2003.

Financia l Review

Profit and Loss Account

The profit on sales for Q4 2004 totalled PLN 1,639m, rising by PLN 506m (44.7%) from the result reported for Q4 2003. The improvement comes from the stronger sales revenue (an increase of PLN 1,405m), which was greater than the corresponding rise in cost of sales (an increase of PLN 899m). The value of the Group's external sales increased in Refining (Production + Wholesale), where it grew by PLN 1,237m (42.8%), and in Petrochemicals, where it was higher by PLN 272m (34.2%). The rise in the value of sales to third parties was accompanied by an increase in the sales volume, by 1.9% and 1.1%, respectively. The amount of revenue derived from Refining (Production + Wholesale) was influenced mainly by higher market prices of fuel, and a change in the manner in which the revenue was attributed to the segment.

The Q4 2004 sales of our German operations stood at PLN 2,219m, while in Q4 2003, they had amounted to PLN 1,918m.

In the fourth quarter of 2004, the selling costs shrank by PLN 79m (11.9%) relative to Q4 2003, to amount to PLN 585m. In the same period, the general administrative expenses fell by PLN 38m (15.6%) on Q4 2003, to PLN 205m.

In Q4 2004, a loss of PLN 251m was recorded on other operating activities. To a significant extent the loss amount was attributable to certain actions which took place at PKN Orlen, namely creation of a provision for the cost of land reclamation and contamination removal (PLN 77m), a provision for general economic risk (PLN 64m) and the revaluation write-offs on accounts receivable (PLN 40m). Financial income in the fourth quarter of 2004 was PLN 251m, having moved up by PLN 208m on the Q4 2003 figure, chiefly as a result of a favourable foreign exchange environment (foreign exchange gains). At the same time, the Group's financial expenses rose by PLN 113m relative to Q4 2003, which was attributable to a provision created for accounts receivable in connection with the sale of shares in NOM Sp. z o.o. (PLN 111m). Consequently, the profit of this segment totalled PLN 83m in the fourth quarter of 2004, while in the analogous period of 2003, the Group had posted a loss of PLN 12m.

The share of undertakings consolidated with the equity method in the financial result amounted to PLN 29m in Q4 2004, relative to PLN 8m of Q4 2003.

As a result of a higher pre-tax profit and a change of the tax rate applicable to the deferred tax in 2003, the Q4 2004 income tax was PLN 88m, which represents a PLN 166m increase year on year, and .

The above factors produced a net profit of PLN 610m for Q4 2004, up by PLN 391m on Q4 2003.

For the four quarters of 2004, the net profit totalled PLN 2,442m, thus rising by PLN 1,455m (or 147.4%) year on year.

Balance Sheet

As at the end of the fourth quarter of 2004, the total assets amounted to PLN 18,946m, up by 10.5% from December 31st 2003. The value of fixed assets fell by PLN 99m (0.9%) from the December 31st 2003 figure, and amounted to PLN 10,616m, chiefly upon a PLN 175m drop in tangible fixed assets in relation to their value as at December 31st 2003. As at the end of Q4 2004, current assets grew from PLN 6,434m (as at December 31st 2003) to PLN 8,330m mainly due to an increase in short-term securities and cash, trade debtors and other accounts receivable, as well as stocks: by PLN 1,202m, PLN 446m and PLN 215m, respectively.

Shareholders' equity stood at PLN 11,657m as at the end of Q4 2004, up by PLN 2,147m (22.6%) in relation to the end of 2003. The main contributing item was a higher retained profit (up by PLN 2,164m). Long-term liabilities amounted to PLN 2,855m, rising by PLN 110m in comparison with the end of 2003 in connection with an increase in provisions (PLN 189m) accompanied by a drop in liabilities under loans and borrowings (down by PLN 79m). Short-term liabilities decreased from PLN 4,467m as at December 31st 2003 to PLN 4,055m as at December 31st 2004. As for short-term liabilities are concerned, loans and borrowings dropped significantly in value (by PLN 953m), while the liabilities and accruals and deferred income grew by PLN 514m. The Group's total debt (loans, borrowings, and securities) reached PLN 1,999m as at December 31st 2004, which means a drop of PLN 1,032m as compared with the end of 2003.

Cash Flow

The Q4 2004 net operating cash flow stood at PLN 799m, having increased by PLN 533m relative to the analogous quarter of 2003, which was attributable mainly to the net profit being higher by PLN 391m and a positive trend in stocks and accounts receivable (in Q4 2004 they dropped by PLN 534m while in Q4 2003 they had decreased by PLN 69m). As compared with Q4 2003, the Group's liabilities, accruals and deferred income deteriorated (in Q4 2004 they went down by PLN 572m; to compare, in Q4 2003 they had decreased by PLN 237m).

Investment cash outflow amounted to PLN 1,049m in Q4 2004, up by PLN 819m on the corresponding quarter of 2003. The improvement was achieved foremost thanks to the acquisition of short-term securities. In Q4 2004, the Group made such purchases on the secondary markets (treasury bills and bonds as well as commercial papers) as a means of investing the Group's short-term financial surplus. As was true of the analogous period of 2003, at the end of the fourth quarter of 2004, the Group recorded a negative balance of financing cash flow of PLN 69m (Q4 2003: negative balance of PLN 123m). Such an outflow was caused by repayment of the Group's debt under loans and borrowings and debt securities. In the fourth quarter of 2004, the net outflow on contracted and repaid loans and borrowings and debt securities stood at PLN 54m, while in Q4 2003 the corresponding outflow had amounted to PLN 103m.

As at the end of December 2004, operating cash flows amounted to PLN 3,592m, rising by PLN 1,885m from the amount recorded in the analogous period of 2003.

Investing cash outflow of PLN 2,382m as at the end of Q4 2004 results chiefly from CAPEX on tangible fixed assets (PLN 1,497m) and the acquisition of short-term securities (PLN 1,232m); at the end of Q4 2003, it had totalled PLN 1,381m, comprising mainly investments in tangible fixed assets (PLN 1,337m) and the acquisition of operations in Germany (PLN 279m).

A decrease in short- and long-term loans and borrowings as well as dividend payments to shareholders led to a negative net financing cash flow, which as at the end of Q4 2004 totalled PLN 1,065m.

Net cash at the end of Q4 2004 totalled PLN 707m, rising by PLN 145m on 2003. The increase is the by-product of the Group's good operating result. The Group's financial surplus is by and large short-term in nature; the Group plans to use it mainly to finance the acquisition of Unipetrol.

APPENDIX I

PKN ORLEN
SUMMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 12 and 3 months
ended December 31st 2004 and December 31st 2003
(PLNm)

ITEM	12 months ended Dec 31 2004 (unaudited data)	3 months ended Dec 31 2004 (unaudited data)	12 months ended Dec 31 2003 (unaudited data)	3 months ended Dec 31 2003 (unaudited data)	% change 12 months
Sales revenue	**30,535**	**8,313**	**24,412**	**6,908**	25.1%
Cost of sales	24,403	6,674	19,986	5,775	22.1%
Profit (loss) on sales	**6,132**	**1,639**	**4,426**	**1,133**	**38.5%**
Other operating income	370	161	422	112	**-12.3%**
Selling costs	2,180	585	2,259	664	-3.5%
General and administrative expenses	826	205	934	243	-11.6%
Other operating expenses	719	412	388	186	85.3%
Operating profit (loss)	**2,777**	**598**	**1,267**	**152**	**119.2%**
Financial income	400	251	279	43	43.4%
Financial expenses	256	168	377	55	-32.1%
Share in profit (loss) of undertakings consolidated with equity method	100	29	50	8	100.0%
Pre-tax profit (loss)	**3,021**	**710**	**1,219**	**148**	**147.8%**
Corporate income tax	524	88	198	-78	164.6%
Net profit (loss)	2,497	622	1,021	226	144.6%
Profit (loss) attributable to minority interests	55	12	34	7	61.8%
Net profit (loss)	**2,442**	**610**	**987**	**219**	**147.4%**

APPENDIX II

PKN ORLEN
SUMMARY CONSOLIDATED BALANCE SHEETS
as at December 31st 2004 and December 31st 2003
(PLNm)

ITEM	Dec 31 2004 (unaudited data)	Dec 31 2003	% change
ASSETS			
Fixed assets			
Tangible fixed assets	9,632	9,807	-1.8%
(Negative) goodwill	-307	-273	12.5%
Intangible fixed assets	119	121	-1.7%
Financial assets	538	534	0.7%
Shares and equity interests in undertakings consolidated with equity method	549	493	11.4%
Deferred tax assets	76	15	406.7%
Other fixed assets	9	18	-50.0%
Total fixed assets	**10,616**	**10,715**	-0.9%
Current assets			
Stocks	3,273	3,058	7.0%
Trade debtors and other accounts receivable	2,959	2,513	17.7%
Taxes receivable	21	65	-67.7%
Short-term securities	1,124	67	1577.6%
Prepayments	92	80	15.0%
Cash and cash equivalents	707	562	25.8%
Other financial assets	154	89	73.0%
Total current assets	**8,330**	**6,434**	29.5%
Total assets	**18,946**	**17,149**	10.5%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534	534	0.0%
Reserve funds	1,359	1,359	0.0%
Hedging accounting – cash flows	56		
Revaluation capital reserve	855	856	-0.1%
Currency-translation differences on subsidiary undertakings	-10	62	-116.1%
(Accumulated loss)/retained profit brought forward	8,863	6,699	32.3%
Total shareholders' equity	**11,657**	**9,510**	22.6%
Minority interests	**379**	**427**	-11.2%
Long-term liabilities			
Loans and borrowings	1,757	1,836	-4.3%
Provisions	877	616	42.4%
Deferred income tax provisions	221	293	-24.6%
Total long-term liabilities	**2,855**	**2,745**	4.0%
Short-term liabilities			
Liabilities and accrued expenses	3,745	3,231	15.9%
Corporate income tax payable	1		
Loans and borrowings	242	1,195	-79.7%
Deferred income	46	14	228.6%
Other financial liabilities	21	27	-22.2%
Total short-term liabilities	**4,055**	**4,467**	-9.2%
Total shareholders' equity and liabilities	**18,946**	**17,149**	10.5%

APPENDIX III

PKN ORLEN
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 12 and 3 months
ended December 31st 2004 and December 31st 2003

(PLNm)

ITEM	12 months ended Dec 31 2004 (unaudited data)	3 months ended Dec 31 2004 (unaudited data)	12 months ended Dec 31 2003 (unaudited data)	3 months ended Dec 31 2003 (unaudited data)	% cl 12 m
Net operating cash flow					
Net profit (loss)	**2,442**	**610**	**987**	219	
Total adjustments:				0	
Profit (loss) attributable to minority interests	55	12	34	7	
Share in profit (loss) of undertakings consolidated with equity method	-100	-29	-50	-8	
Depreciation and amortisation	1,205	298	1,207	317	
Net dividends and interest	-53	-12	29	0	
Corporate income tax as disclosed in profit and loss account	524	88	198	-78	
(Profit) loss on investment activities	96	62	59	61	
Decrease / (increase) in accounts receivable	-537	335	-114	114	
Decrease / (increase) in stocks	-250	199	-158	-45	
(Decrease) / increase in liabilities and accrued expenses	663	-572	-111	-237	
(Decrease) / increase in provisions	300	200	25	55	
Other adjustments	-137	-111	14	29	
Corporate income tax paid	-616	-281	-413	-168	
Net operating cash	**3,592**	**799**	**1,707**	**266**	
Investing cash flow					
Acquisition of intangible and tangible fixed assets	-1,497	-440	-1,337	-408	
Disposal of tangible fixed assets	63	12	40	17	
Disposal of assets available for sale	46	6	17	11	
Acquisition of assets available for sale	-49	-5	-56	-16	
Acquisition of businesses in Germany less total acquired cash and cash equivalents	0	0	-279	13	
Purchase of short-term securities	-1,232	-728	-62	-20	
Disposal of short-term securities	130	40	55	31	
Dividends and interest received	105	17	85	14	
Loans granted/repaid	7	7	83	83	
Other	45	42	73	45	
Net investing cash outflow	**-2,382**	**-1,049**	**-1,381**	**-230**	

Financing cash flow				
Increase in long- and short-term loans and borrowings	864	80	4,452	876
Decrease in long- and short-term loans and borrowings	-1,582	-134	-4,207	-979
Interest paid	-57	-11	-116	-14
Dividend payments to shareholders	-278	0	-59	0
Other	-12	-4	-12	-6
Net financing cash inflow/(outflow)	**-1,065**	**-69**	**58**	**-123**
Change in net cash	**145**	**-319**	**384**	**-87**
Cash at beginning of period	**562**	**1,026**	**178**	**649**
Cash at end of period	**707**	**707**	**562**	**562**

APPENDIX IV

PKN ORLEN
KEY FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 12 and 3 months
ended December 31st 2004 and December 31st 2003
(PLNm)

ITEM	12 months ended Dec 31 2004 (unaudited data)	3 months ended Dec 31 2004 (unaudited data)	12 months ended Dec 31 2003 (unaudited data)	3 months ended Dec 31 2003 (unaudited data)	% cha 12 mon
REVENUE ON SALES TO THIRD PARTIES[1]					
Refining (production + wholesale)	14,337	4,127	10,066	2,890	42
Refining (retail)	11,548	2,925	10,651	3,043	8
Petrochemicals	4,000	1,089	3,145	795	27
Other activities	650	172	550	180	18
TOTAL	**30,535**	**8,313**	**24,412**	**6,908**	**25**
FINANCIAL RESULT[2]					
Refining (production + wholesale)	2,292	541	1,213	239	89
Refining (retail)	49	-66	38	-38	28
Petrochemicals	810	255	418	72	93
Other activities	22	-50	6	-39	266
Exclusions			-1	-1	
Total of non-attributed items	-396	-82	-407	-81	
TOTAL	**2,777**	**598**	**1,267**	**152**	**119**
EXPENDITURE ON FIXED ASSETS					
Refining (production + wholesale)	401	111	486	90	-17
Refining (retail)	300	111	270	116	11
Petrochemicals	536	130	534	176	0
Other activities	67	19	128	39	-47
Total of non-attributed items	32	9	35	8	-8
TOTAL	**1,336**	**380**	**1,453**	**429**	**-8**
DEPRECIATION AND AMORTISATION					
Refining (production + wholesale)	594	139	658	177	-9
Refining (retail)	238	67	176	51	35
Petrochemicals	225	55	198	48	13
Other activities	145	35	168	41	-13
Total of non-attributed items	32	7	36	9	-11
TOTAL	**1,234**	**303**	**1,236**	**326**	**-0**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the Orlen Group.
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN
KEY OPERATING DATA
for the periods of 12 and 3 months
ended December 31st 2004 and December 31st 2003
(tonnes)

ITEM	12 months ended Dec 31 2004 (unaudited data)	3 months ended Dec 31 2004 (unaudited data)	12 months ended Dec 31 2003 (unaudited data)	3 months ended Dec 31 2003 (unaudited data)	% cha 12 mor
CRUDE OIL THROUGHPUT ('000 tonnes)	**12,654**	**3,327**	**12,272**	**3,153**	**3**
REFINERY OUTPUT					
Gasoline	2,755,979	700,104	2,768,804	747,843	-0
Diesel fuel	3,389,654	838,317	3,101,491	815,914	9
Fuel oil (III)	624,147	162,144	710,973	189,293	-12
Ekoterm	1,706,830	538,292	1,531,261	430,115	11
Jet A-1	334,199	87,190	299,288	108,756	11
LPG	200,710	54,430	211,476	53,624	-5
Other refining products	1,418,910	355,732	1,446,569	365,527	-1
TOTAL	**10,430,429**	**2,736,209**	**10,069,862**	**2,711,072**	**3**
SALES OF REFINING PRODUCTS					
Gasoline	3,762,042	949,660	3,672,636	999,804	2
Diesel fuel	4,069,354	1,080,828	3,818,591	1,088,748	0
Fuel oil (III)	487,740	162,701	546,426	159,904	-10
Ekoterm	1,957,629	614,813	1,785,824	527,314	9
Jet A-1	372,567	108,499	308,430	105,285	20
LPG	300,048	72,922	319,384	77,992	-0
Other refining products	1,538,763	382,396	1,829,333	562,873	-15
TOTAL	**12,488,143**	**3,371,819**	**12,280,624**	**3,521,920**	**1**
PETROCHEMICALS OUTPUT					
Polyethylene	0	0	26,868	0	-100
Polypropylene	0	0	25,104	0	-100
Ethylene	157,525	40,454	139,974	41,993	12
Glycol	104,981	27,193	96,666	21,372	8
Propylene	217,658	58,637	201,000	56,943	8
Ammonium nitrate	492,079	120,540	435,561	119,906	13
CANWIL	338,288	103,009	332,715	98,920	1
Polyvinyl chloride (PVC)	221,178	54,123	216,940	53,589	2
Other petrochemical products	671,414	179,709	646,944	167,598	3
TOTAL	**2,203,123**	**583,665**	**2,121,772**	**560,321**	**3**
SALES OF PETROCHEMICAL PRODUCTS					
Polyethylene	18,601	2,267	48,128	5,980	-61
Polypropylene	16,387	2,313	45,909	4,125	-64
Ethylene	156,424	39,590	135,307	38,618	15
Glycol	105,240	25,943	95,045	19,585	10
Propylene	216,957	58,350	192,513	53,247	12
Ammonium nitrate	500,945	128,222	473,819	129,915	5
CANWIL	336,043	97,674	338,888	104,721	-0
Polyvinyl chloride (PVC)	210,422	41,699	210,701	46,334	-0
Other petrochemical products	655,829	172,949	663,390	160,658	-1
TOTAL	**2,216,848**	**569,007**	**2,203,700**	**563,183**	**0**



APPENDIX VI

PKN ORLEN
SALES OF MAIN PRODUCTS
for the periods of 12 and 3 months ended December 31st 2004 and December 31st 2003
(tonnes)

Sales of light products in the Orlen Group (by volume)	12 months ended Dec 31 2004 (unaudited data)	3 months ended Dec 31 2004 (unaudited data)	12 months ended Dec 31 2003 (unaudited data)	3 months ended Dec 31 2003 (unaudited data)	% cha 12 mon
Wholesale of main light products, including:	**6,944,236**	**1,934,763**	**5,823,067**	**1,699,573**	**19**
- Gasoline	1,819,073	453,941	1,595,829	440,697	14
- Diesel fuel	2,795,401	757,599	2,373,872	703,894	17
- Jet A-1	372,567	108,499	308,430	105,285	20
- Ekoterm	1,957,195	614,724	1,544,936	449,697	26
Retail sales of engine fuels, including:	**3,344,035**	**852,283**	**3,623,038**	**970,872**	**-7**
- Gasoline	1,942,969	495,719	2,076,807	559,107	-6
- Diesel fuel	1,273,953	323,229	1,444,719	384,854	-11
- LPG	127,113	33,335	101,512	26,911	25
Total sales of fuels, including:	**10,461,640**	**2,826,722**	**9,904,865**	**2,799,143**	**5**
- Engine fuels	8,504,011	2,211,909	8,119,041	2,271,829	4

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ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	LIFO 4Q04
Released	07:00 02-Mar-05
Number	2169J

Regulatory announcement 17/2005 dated 1 March 2005

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, would like to outline the **impact of LIFO valuation of inventories on the unconsolidated financial results of PKN ORLEN and the consolidated financial results of the PKN ORLEN Capital Group for Q4 2004 and post Q4 2004.**

Estimates of gross income and net income (after deferred taxation), assuming LIFO valuation of inventories, of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	Q4 2004	After Q4 2004	Q4 2003	After Q4 2003
PKN ORLEN's unconsolidated gross profit under PAS	927	2,639	157	1,117
PKN ORLEN's unconsolidated net profit under PAS	746	2,126	216	924
Consolidated gross profit under PAS	946	2,858	171	1,216
Consolidated net profit under PAS	809	2,363	212	998
Consolidated gross profit under IFRS	894	2,764	145	1,181
Consolidated net profit under IFRS	759	2,235	217	959

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory evaluation according to the weighted average of the manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. In light of the above a market trend of increasing crude oil prices has a positive effect, and a trend of downward crude oil prices a negative one on the results achieved by PKN ORLEN and the PKN ORLEN Capital Group. The application of the LIFO method to inventory evaluation causes the current production to be evaluated on the basis of the current price of purchased crude oil. In light of the above a market trend of increasing crude oil prices has a negative effect, and a market trend of

downward crude oil prices a positive one on the results compared to when the weighted average method is applied. These trends appear mostly when crude oil prices show significant movement. In spite of decreasing crude oil prices during Q4 2004, crude oil prices increased significantly during the whole of 2004 compared against 2003. Therefore the correction due to the LIFO valuation (in minus) is clearly higher.

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in the current report no 29/2002, dated 21st May 2001.

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ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Retail Network Strategy
Released	08:52 02-Mar-05
Number	2223J

Regulatory announcement no 18/2005 dated 2 March 2005

Polski Koncern Naftowy ORLEN S.A. ('PKN ORLEN'), Central Europe's largest downstream oil company, announces that on 1 March 2005 the Company's Supervisory Board approved "PKN ORLEN 2005-2009 Retail Sales Development Plan for Poland".

The strategy assumes three fundamental strategic targets:

- Strengthening of market position
- Increased operational efficiency
- Creation of an efficient organizational structure

These targets will be achieved through the segmentation of the network into two standards: Premium and economy, managing of the distribution channels and changing of the stations managing manner. The offering for institutional customers will be adjusted to their individual expectations,
The planned structure of the network is c.a. 1,000 Premium stations (under ORLEN brand) and c.a. 900 economy stations. As part of this, 50 Premium and c.a. 130 economy stations will be renovated or built annually, with the acquisition of c.a. 40 Premium stations and c.a. 70 economy stations annually. The planned capital expenditure is average annualised c.a. PLN 390m in 2005-2009.

Key operating and financial objectives (2009):

▪ Market share	at least 30%
▪ Sales volume	~4.9bn litres/p.a.
▪ Intensification of the FLOTA programme *(share in sales revenue)*	at least 20%
▪ Average fuel sales per station *(company-owned stations [CODO])*	>2.5m litres/p.a.
▪ Non-fuel margin's share in total retail margin *(company-owned stations [CODO], Premium standard)*	~ 30%
▪ ROACE	>17.5%

A presentation of the new strategy may be accessed on-line on the PKN ORLEN's Web site (www.orlen.pl)

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	CU below 5%
Released	07:00 08-Mar-05
Number	4428J

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 19/2005 dated 7 March, 2004

Commercial Union OFE BPH CU WBK goes below 5% in PKN ORLEN SA

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by Commercial Union OFE BPH CU WBK decreased from 21,533,539 (5.125% of votes at the General Shareholders' Meeting as reported on July 4, 2003) to 21,040,915 shares (4.92% of votes at the General Shareholders' Meeting as of March 2, 2005 holding).

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Zyndul resignation
Released	18:06 30-Mar-05
Number	3712K

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement No 20/2005 dated 30 March 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it has today received a note informing it that on 30 March 2005 Mr Krzysztof Zyndul resigned from his position as a member of the Supervisory Board of PKN ORLEN.

Mr Krzysztof Zyndul has been appointed to the position of the Undersecretary of State in the Ministry of Treasury.

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re::Annual Report_adjustment
Released	17:43 06-Apr-05
Number	7362K

Regulatory announcement no 21/2005 dated 6 April 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") Central Europe's largest downstream oil company hereby announces that the standalone report for the year 2004 which was published on 31 March 2005, has been adjusted.

Due to information concerning anti-trust proceedings, which was received by the Company in last days of March 2005, the Company supplements the yearly report with the information about current anti-trust proceedings in the note 45e of Financial Statements. Taking above into consideration, the note 45e has been changed as follows:

Preliminary statement of the auditor

The information presented below concerns anti-trust proceedings, in which the Company is the participant. This information was added to the financial statements after the issue of the auditor's opinion and it was not subject to an audit.

Anti-trust proceedings

As at the date of the preparation of the report the Company was subject to two anti-trust proceedings.

According to the decision of the Chairman of the Office for Protection of Competition and Consumer ("OPCC") from 21 March 2005 anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of gasoline Universal 95 through an unanimous decision to give up production and distribution of gasoline Universal 95 and eliminating the competition on the domestic sale market of gasoline Universal 95 as well as excluding the risk of take-over the market by the competition. Presently PKN ORLEN S.A. is preparing documents required by OPCC. Taking into account the fact that the proceedings concerning an agreement concluded between PKN ORLEN S.A. and the Grupa Lotos S.A. on giving up production of gasoline Universal 95 is in very initial phase there is no reason to present this liability as a contingent liability and create a provision in the Company's balance sheet.

On 21 March 2005 the Company received a letter in which the Chairman of OPCC asked to be provided with an information concerning the market of monoethylene glycols and "Petrygo" radiator liquid in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40m. The Company appealed to Anti-Trust Court against the negative decision of OPCC. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court investigated the application of OPCC to annul the verdict of the District Court from 13 August 2001. The case was conducted again by District Court in Warsaw and Anti-Trust Court, which on the hearing on 21 July 2004 pronounced the judgment again revoking the

decision of OPCC .

Due to the received letter presently PKN ORLEN S.A. is preparing documents required by OPCC. These financial statements do not include provisions relating to the above proceeding as in the opinion of the Management Board of PKN ORLEN based on an independent legal opinion charging the Company with an obligation to pay the cash penalty is unlikely.

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sell of shares of DW Mazowsze
Released	15:54 07-Apr-05
Number	7897K

Regulatory announcement no 22/2005 dated 7 April 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") Central Europe's largest downstream oil company, hereby announces that on 25 March 2005 on the basis of share transfer agreements, the Company sold 2,714 shares of Dom Wczasowy „Mazowsze" Sp. z o.o. („DW Mazowsze") based in Ustron (Poland) with a par value of PLN 600 each, representing 98.73% and the same number of votes at its shareholders' meeting, for a total of PLN **1,332,574, i.e. PLN 491.00 for each share**:

- 3 shares were sold to Mr Wodzimierz Chmielewski for a total of PLN 1,473,
- 1 share was sold to Ms Urszula Duszynska for a total of PLN 491,
- 3 shares to Flasza Anna i Marek Spolka cywilna for a total of PLN 1,473,
- 2,702 shares to Ms Dominika Flasza for a total of PLN 1,326,682,
- 1 share was sold to Ms Krystyna Giska for a total of PLN 491,
- 3 shares were sold to Mr Ryszard Mazur for a total of PLN 1,473,
- 1 share was sold to Ms Danuta Slowinska for a total of PLN 491.

The above mentioned entities are also the remaining 1.23% shareholders of DW Mazowsze and are employees or external entities, which are not connected with DW Mazowsze.

The share ownership has been transferred to the above mentioned entities on 07 April 2005.

Following the above transaction PKN ORLEN shall not have any holding in DW Mazowsze.

Except in respect to the execution of the share transfer agreements referred to in the above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

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THE CAPITAL GROUP OF
POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

CONSOLIDATED QUARTERLY REPORT
FOR 4Q 2004

PLOCK, FEBRUARY 2005


ORLEN

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR 12 AND 3 MONTH PERIODS ENDED 31 DECEMBER 2004 AND 31 DECEMBER 2003 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
As at 31 December 2004 and 31 December 2003

	31 December 2004 (unaudited)	31 December 2003
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,632	9,807
Negative goodwill	(307)	(273)
Intangible assets	119	121
Financial assets	538	534
Investments accounted for using equity method	549	493
Deferred tax assets	76	15
Other non-current assets	9	18
Total non-current assets	**10,616**	**10,715**
Current assets	3,273	3,058
Inventories	2,959	2,513
Trade and other receivables	21	65
Income tax receivables	1,124	67
Short-term investments	92	80
Deferred costs	707	562
Cash and cash equivalents	154	89
Other financial assets		
	8,330	**6,434**
Total current assets		
	18,946	**17,149**
Total assets		
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock	534	534
Capital reserve	1,359	1,359
Hedge accounting-cash flow hedges	56	-
Revaluation reserve	855	856
Foreign exchange difference on subsidiaries	(10)	62
Retained earnings	8,863	6,699
Total shareholders' equity	**11,657**	**9,510**
Minority interests	**379**	**427**
Non-current liabilities		
Interest bearing borrowings	1,757	1,836
Provisions	877	616
Deferred tax liabilities	221	293
Total non-current liabilities	**2,855**	**2,745**
Current liabilities		
Trade and other payables and accrued expenses	3,745	3,231
Income tax liabilities	1	-
Interest bearing borrowings	242	1,195
Deferred income	46	14
Other liabilities	21	27
Total current liabilities	**4,055**	**4,467**
Total liabilities and shareholders' equity	**18,946**	**17,149**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
For the 12 and 3 month periods ended 31 December 2004 and 31 December 2003

	For 12 months ended 31 December 2004	For 3 months ended 31 December 2004	For 12 months ended 31 December 2003	For 3 months ended 31 December 2003
	(unaudited)	(unaudited)		(unaudited)
	(in PLN million)			
Revenue	**30,535**	**8,313**	**24,412**	**6,908**
Cost of sales	(24,403)	(6,674)	(19,986)	(5,775)
Gross profit	**6,132**	**1,639**	**4,426**	**1,133**
Other operating income	370	161	422	112
Distribution costs	(2,180)	(585)	(2,259)	(664)
Administrative expenses	(826)	(205)	(934)	(243)
Other operating expenses	(719)	(412)	(388)	(186)
Profit from operations	**2,777**	**598**	**1,267**	**152**
Financial income	400	251	279	43
Financial expenses	(256)	(168)	(377)	(55)
Income from investments accounted for using equity method	100	29	50	8
Profit before income tax and minority interests	**3,021**	**710**	**1,219**	**148**
Corporate income tax	(524)	(88)	(198)	78
Profit after tax	**2,497**	**622**	**1,021**	**226**
Minority interests	(55)	(12)	(34)	(7)
Net profit	**2,442**	**610**	**987**	**219**
Basic earnings per share for the period (in zloty per share)	**5.71**	**1.43**	**2.35**	**0.51**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
For the 12 month periods ended 31 December 2004 and 31 December 2003

	For 12 months ended 31 December 2004 (unaudited)	For 12 months ended 31 December 2003
	(in PLN million)	
Cash flows from operating activities		
Net profit for the period	**2,442**	**987**
Adjustments for:		
Minority interests	55	34
Net income from investments accounted for under equity method	(100)	(50)
Depreciation and amortisation	1,205	1,207
Interest and dividend charges, net	(53)	29
Income tax on current period profit	524	198
Loss / (Profit) on investing activities	96	59
(Increase) in receivables	(537)	(114)
(Increase) in inventories	(250)	(158)
Increase in accrued expenses and payables	663	(111)
Increase in provisions	300	25
Other adjustments	(137)	14
Net income tax paid	(616)	(413)
Net cash flows from operating activities	**3,592**	**1,707**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(1,497)	(1,337)
Proceeds from sales of property, plant and equipment	63	40
Proceeds from sales of available for sale investments	46	17
Acquisition of investments available for sale and entities accounted for under equity method	(49)	(56)
Acquisition of business in Germany, net of cash acquired	-	(279)
Acquisition of short-term securities	(1,232)	(62)
Proceeds from sales of short-term securities	130	55
Dividends and interest received	105	85
Loans granted/repaid	7	83
Other	45	73
Net cash flows used in investing activities	**(2,382)**	**(1,381)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	864	4,452
Repayment of long-term and short-term loans and other borrowings	(1,582)	(4,207)
Interest paid	(57)	(116)
Dividends paid	(278)	(59)
Other	(12)	(12)
Net cash flows gained / (used) in financing activities	**(1,065)**	**58**
Net increase/(decrease) in cash and cash equivalents	**145**	**384**
Cash and cash equivalents at the beginning of the period	**562**	**178**
Cash and cash equivalents at the end of the period	**707**	**562**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the 12 month periods ended 31 December 2004 and 31 December 2003
(in PLN million)

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2003	**525**	**1,174**	**-**	**859**	**-**	**5,771**	**8,329**
Issue of shares	9	-					9
Share premium	-	185					185
Foreign exchange gain on consolidation	-	-	-	-	62	-	62
Dividend	-	-	-	-	-	(59)	(59)
Net profit	-	-	-	-	-	987	987
Non-current assets impairment	-	-	-	(3)	-	-	(3)
Hedge accounting-cash flow hedges	-	-	-	-	-	-	-
31 December 2003	**534**	**1,359**	**-**	**856**	**62**	**6,699**	**9,510**

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2004	**534**	**1,359**	**-**	**856**	**62**	**6,699**	**9,510**
Foreign exchange on consolidation	-	-	-	-	(72)	-	(72)
Dividend	-	-	-	-	-	(278)	(278)
Net profit	-	-	-	-	-	2,442	2,442
Non-current assets impairment	-	-	-	(1)	-	-	(20)
Hedge accounting-cash flow hedges	-	-	56	-	-	-	75
31 December 2004 (unaudited)	**534**	**1,359**	**56**	**855**	**(10)**	**8,863**	**11,657**

(in PLN million)

1. Principal activities

The dominant company of the Capital Group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "the Company") located in Plock, Poland, 7 Chemikow Street.

The Company was established in 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. On 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. On 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude and manufacturing a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including manufacturing and distribution of petroleum and chemical products.

2. Basis of presentation

The Group applied for these condensed consolidated financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" (IAS 16) and recognition of perpetual usufruct of land under International Financial Reporting Standard No 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", as explained below.

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for the preparation of financial statements for periods beginning on or after 1 January 2004, In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of IFRS. Particularly, IFRS 1 requires from an entity to recognize in its financial statements all assets and liabilities whose recognition is required by IFRS. In accordance with IFRS 1 an entity may measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date. The Group did not determine fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

Perpetual usufruct rights granted to the Group Companies in the past based on administrative decisions meet the definition of an asset. Accordingly, these perpetual usufruct rights should be recognised in the Group's financial statements based on fair value. The Group did not perform a fair value estimation of the above discussed perpetual usufructs as it was not practically possible.

The measurement and the reporting currency of these condensed consolidated financial statements is Polish Zloty ("PLN").

The presented condensed consolidated financial statements reflect all the necessary adjustments, except for adjustments required by IAS 29 and IAS 16, and perpetual usufruct rights valuation required by IFRS 1, in order to reflect fairly the Company's condensed consolidated results of operations, cash flows for the 12 month periods ended 31 December 2004 and 31 December 2003 and consolidated financial position as at 31 December 2004 and 31 December 2003.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

In 2004 the Group has changed the estimate of the closing exchange rate used for reporting of foreign currency monetary items. Until 31 December 2003 foreign currency monetary assets were reported at lower of commercial bank's buy rate and NBP average rate while foreign currency monetary liabilities were reported at higher of commercial bank's sell rate and NBP's average rate. Since 1 January 2004 the closing rate used for reporting foreign currency assets and liabilities is approximated by the average National Bank of Poland exchange rate at the end of an accounting period. The effect of estimate change amounted to PLN 26 million and has an impact on the current year result.

(in PLN million)

The condensed consolidated financial statements were prepared under assumption that the Group's companies are going to continue their activities in the foreseeable future. As at the date of authorisation of the financial statements, there are no circumstances, indicating any threat of Group's entities' continuation of their activities.

3. Selected explanatory notes

3.1. Accounting policies

Accounting policies and methods of computation applied by the Company are included in the yearly financial statements for the year 2003 issued, with the exception of the effects of IFRS 1 described in Note 2.

Starting from 2005 the Company is to apply the requirements of IFRS 3 – "Business Combinations". In accordance with IFRS 3 goodwill is no longer to be amortized, but annually will to be tested for impairment accounted for in accordance with IAS 36, while negative goodwill will be recognized in the income statement.
All business combinations taking place after 31 March 2004 are accounted for in accordance with IFRS 3 "Business Combinations". Additionally the Company have been applying the requirements of updated IAS 36 since 31 March 2004.
In accordance with IAS 38, an acquirer of an entity recognises at the acquisition date all intangible assets if the asset's fair value can be measured reliably.
The Company is analysing the impact connected with the adjustments resulting from other than above mentioned changes in the IFRS standards, that has been applied since 1 January 2005. As at the date of the preparation of the condensed consolidated financial statement the impact of the above mentioned changes is not yet specified.

3.2. Dividends

In 2004 there were dividends paid out by the Company from 2003 net profit, amounting to PLN 278m, i.e. 0.65 PLN per share.

3.3. Interest bearing borrowings

	31 December 2004 (unaudited)	31 December 2003
Bank loans	1,974	2,918
Other loans and credits	25	36
Short-terms bonds	-	77
Total, including:	1,999	3,031
Short-term portion	242	1,195
Long-term portion	1,757	1,836

The total interest bearing borrowings incurred by the Group decreased by PLN 1,032m net within 12 month period ended 31 December 2004.
The change of debt is result of:

- raising new loans denominated in PLN:
  - PLN 192m in Bank Pekao S.A.
  - PLN 84m in PKO BP S.A.
  - PLN 52m in BPH PBK S.A.

(in PLN million)

  - PLN 37m in BH w Warszawie S.A.
  - PLN 6m in Bank Millenium S.A.
- drawing a loan within Syndicated Agreement on Dual Currency
  - EUR 57m within Syndicated Agreement on dual currency*
  - USD 19m within Syndicated Agreement on dual currency*
- issued short-term bonds: PLN 158m
- repayment of loans denominated in PLN:
  - PLN 441m in PKO BP S.A.
  - PLN 284m in BH S.A.
  - PLN 105m in Pekao S.A.
  - PLN 53m in Bank Millenium S.A.
  - PLN 12m in BPH PBK S.A.
  - PLN 11m in NFOSiGW
  - PLN 6m in ING Bank Slaski S.A.
- repayment of loans in German entities:
  - EUR 63m
- repayment of foreign currency loans
  - EUR 25m in Bank Pekao S.A
- redemption of bonds: PLN 239m
- PLN (335)m results from foreign exchange gains/losses.

* The Syndicated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in 2008. The loan can be utilized in EUR as well as in USD.

3.4. Operating costs (by type)

	12 months ended 31 December 2004	3 months ended 31 December 2004	12 months ended 31 December 2003	3 months ended 31 December 2003
	(unaudited)	(unaudited)		(unaudited)
Raw materials and energy	12,407	3,329	11,005	2,883
Cost of goods for resale*	10,594*	2,913	7,537*	2,432
External services	1,774	481	1,789	526
Payroll and benefits (staff costs)	1,035	241	1,055	259
Depreciation and amortisation	1,234	303	1,236	326
Taxes and charges	262	50	263	61
Other	1,004	518	595	210
	28,310	7,835	23,480	6,697
Adjustments:				
Change in inventories, deferred and accrued costs	(78)	62	188	205
Cost of products and services for own use	(104)	(21)	(101)	(34)
Operating costs	28,128	7,876	23,567	6,868

* Activity acquired in Germany has been consolidated since 1 March 2003 when it was acquired.

(in PLN million)

3.5. Segment data

	Refining and Marketing Segment				Chemical Segment				Other operations				Eliminations				Consolidated			
	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003	
Revenues																				
External sales	25,885	7,052	20,717	5,933	3,939	1,067	3,145	795	650	172	550	180	-	-	-	-	30,474	8,291	24,412	6,908
Inter-segment sales	4,321	1,230	3,759	1,397	1,481	407	1,400	369	783	210	1,103	264	(6,585)	(1,847)	(6,262)	(2,030)	-	-	-	-
Value of hedge transactions settlements	-	-	-	-	61	22	-	-	-	-	-	-	-	-	-	-	61	22	-	-
Total revenue	**30,206**	**8,282**	**24,476**	**7,330**	**5,481**	**1,496**	**4,545**	**1,164**	**1,433**	**382**	**1,653**	**444**	**(6,585)**	**(1,847)**	**(6,262)**	**(2,030)**	**30,535**	**8,313**	**24,412**	**6,908**
Total costs	**(27,564)**	**(7,636)**	**(23,161)**	**(7,083)**	**(4,668)**	**(1,211)**	**(4,266)**	**(1,091)**	**(1,364)**	**(404)**	**(1,616)**	**(462)**	**6,585**	**1,847**	**6,261**	**2,029**	**(27,011)**	**(7,404)**	**(22,782)**	**(6,607)**
Other operating income	211	122	187	85	70	19	173	15	54	13	42	10					335	154	402	110
Other operating cost	(512)	(293)	(251)	(131)	(73)	(49)	(34)	(16)	(101)	(41)	(73)	(31)					(686)	(383)	(358)	(178)
Result																				
Segment result	2,341	475	1,251	201	810	255	418	72	22	(50)	6	(39)	-	-	(1)	(1)	3,173	680	1,674	233
Unallocated corporate income																	35	7	20	2
Unallocated corporate expenses																	(431)	(89)	*(427)*	*(83)*
Profit from operations																	**2,777**	**598**	**1,267**	**152**
Financial income																	*400*	251	*279*	*43*
Financial expenses																	*(256)*	(168)	*(377)*	*(55)*
Share in profit (losses) of subordinated entities accounted for using equity method	-	-	(1)	(1)	77	25	45	10	23	4	6	(1)					100	29	50	8
Profit before income tax																	**3,021**	**710**	**1,219**	**148**
Income taxes																	(524)	(88)	(198)	78
Minority interests																	(55)	(12)	(34)	(7)
Net profit																	**2,442**	**610**	**987**	**219**

(in PLN million)

	Refining and Marketing Segment				Chemical Segment				Other operations				Consolidated			
	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003	
Property, plant, equipment and intangible assets expenditure	701	222	756	206	536	130	534	176	67	19	128	39	1,304	371	1,418	421
Property, plant, equipment and intangible assets expenditure unallocated to segments													32	9	35	8
Total property, plant, equipment and intangible assets expenditure													**1,336**	**380**	**1,453**	**429**
Segment depreciation	832	206	834	228	225	55	198	48	145	35	168	41	1,202	296	1,200	317
Unallocated assets depreciation													32	7	36	9
Total depreciation													**1,234**	**303**	**1,236**	**326**
Non-cash expenses other than depreciation	**349**	**221**	**159**	**78**	**26**	**13**	**18**	**6**	**78**	**32**	**41**	**7**	**453**	**266**	**218**	**91**

(in PLN million)

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 12 and 3 month periods ended 31 December 2004 and 31 December 2003.

	Refining and Marketing Segment				Chemicals Segment				Other operations				Consolidated			
	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period	for 12 month period	for 3 month period
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003	
Export sales	1,137	296	771	231	912	237	791	192	21	4	17	4	2,070	537	1,579	427
Domestic sales:	**24,748**	**6,756**	**19,946**	**5,702**	**3,088**	**852**	**2,354**	**603**	**629**	**168**	**533**	**176**	**28,465**	**7,776**	**22,833**	**6,481**
- sales in Poland	16,115	4,537	13,676	3,784	3,027	830	2,354	603	629	168	533	176	19,771	5,535	16,563	4,563
- sales in Germany	8,633	2,219	6,270	1,918	-	-	-	-	-	-	-	-	8,633	2,219	6,270	1,918
- value of hedge transactions settlements					61	22	-	-					61	22	-	-
Total external revenue	**25,885**	**7,052**	**20,717**	**5,933**	**4,000**	**1,089**	**3,145**	**795**	**650**	**172**	**550**	**180**	**30,535**	**8,313**	**24,412**	**6,908**

3.6. Basic and diluted earnings per share

	for the 12 month period ended 31 December 2004 (unaudited)	for the 12 month period ended 31 December 2003
Weighted average common stock outstanding	427,709,061	420,804,797
Net profit for the period per share (PLN)	5.71	2.35

There is no difference between the basic and diluted earnings per share.

(PLN million)

3.7. Significant changes in contingent liabilities and risks after 31 December 2003

1. As at the date of these financial statements Rafineria Trzebinia, the Company's subsidiary, has no overdue budget liabilities related to the excise tax or VAT. The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004. Rafineria Trzebinia S.A. obtained appropriate expertises confirming correct classification of produced goods being subject to the excise duty.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession 40% of shares held in ORLEN PetroTank Sp z o.o. ("PetroTank") in exchange for receivables from Tankpol. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol modified its claim. Nowadays the company requires payment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of PetroTank amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. On 7 September 2004 the legal proceedings were suspended for another 3 months at both sides request. However in spite of the negotiations there was no agreement concluded between both sides. On 8 December 2004 Tankpol applied in front of the court to take the suspended legal action. According to the Management Board of the Company, based on the independent legal opinion the final result of the case should not influence significantly the presented financial results and the balances of the receivables and liabilities.

3. Due to the public information in relation to PKN ORLEN purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for its opinion. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures.

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the condensed consolidated financial statements for the 12 month period ended 31 December 2004.

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,5 million and was calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement. In the opinion of the Management Board of the Company, based additionally on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently in year 2003, the Company recognised on the transaction the profit amounting to PLN 27,5 million (difference between purchase price of the stakes and the sales price resulting from the put option).
   On 23 September 2004 during the first hearing in the Court of Arbitration initial presentation of both sides' positions took place. The Court took also decision about hearing of witnesses of both sides. On 7 October

(PLN million)

2004 there was a hearing, during which the called witnesses were examined. The hearing was postponed to 28 October 2004. As a consequence of the absence of one of the witnesses the date of the next hearing was set for 19 November 2004. The hearing did not take place however due to the illness of the chairman of judging body. During the next hearing on 17 December 2004 the both sides were requested to present additional explanations and opinions. Depending on the official stands concerning statements of the opposite side and potential claims. The Arbitration Court will make a decision either about the potential sentence or the once more recognition of the case.

Due to the prolonged arbitration proceeding the Company provided for receivable balance from PSE in full (PLN 111.5m). In the Management's opinion there is a significant risk that the receivable would not be collected.

3.8. Subsequent events

1. On 3 January 2005 Polski Koncern Naftowy ORLEN S.A concluded a wholesale agreement with SHELL Polska Spolka z o.o. for the sale of gasoline and diesel oil with an estimate gross value of PLN 1,905m for delivery during 2005.

2. On 3 January 2005 Polski Koncern Naftowy ORLEN S.A concluded a wholesale agreement with Orlen PetroCentrum Sp. z o.o. for the sale of gasoline and diesel oil with an estimate gross value of PLN 1,173m for delivery during 2005.

3. On 3 January 2005 Polski Koncern Naftowy ORLEN S.A. concluded a wholesale agreement with BP Polska Spolka z o.o. for the sale of gasoline and diesel oil with an estimated gross value of PLN 2,377m for delivery during 2005.

4. On January 3, 2005, ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH, Hamburg for the delivery of fuels for PKN ORLEN's stations in Germany during 2005 with an estimated value of EUR 600m (appr. PLN 2,443m).

5. On 4 January 2005 Polski Koncern Naftowy ORLEN S.A. issued parent company guarantees to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total amount of EUR 64m and USD 56m and a letter of guarantee to insurance institution Zurich Versicherung AG for the amount of EUR 25m to secure the liabilities of ORLEN Deutschland AG resulting from its trading in fuels (PLN 533m in total), The approximate amount of PLN 533m in liabilities originates from ORLEN Deutschland's fuel trading operations. The guarantees come into force on 1 February 2005 and extend the period of validity currently binding until 31 January 2005, (see regulatory announcements dated 28 January 2004, 12 February 2004, 20 February 2004, 2 August 2004).The guarantees given to Shell Deutschland Oil GmbH are valid till 30 June 2005; the guarantees given to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005. PKN ORLEN holds a 100% stake in the share capital of ORLEN Deutschland AG.

6. On 6 January 2005 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP Aktiengesellschaft for the purchase of gasoline and diesel oil during 2005 with an estimated value of approximately EUR 700m (approximately PLN 2,852.5 m). The above mentioned agreement is a significant agreement according to the decree of the Council of the Ministers from 16 October 2002 concerning current and periodical information given by the securities issuers, in connection with the

(PLN million)

fact that the value of the company exceeds 10% of the equity of PKN ORLEN. ORLEN Deutschland AG is wholly owned by PKN ORLEN.

7. On 12 January 2005 PKN ORLEN concluded a yearly agreement with Rafineria Trzebinia S.A. concerning the sale of gasoline and engine oil to this company in the year 2005. An estimated value of the transaction amounts to about PLN 343m gross. PKN ORLEN possess 77.1% of the share capital of the company Rafineria Trzebinia S.A.

8. On January 19, 2005 PKN ORLEN received a notice from PETROVAL S.A. stating that PETROVAL was halting the implementation of a forward contract to supply crude oil (dated December 21, 2002) due to a force majeure event which impeded the contract's performance. According to the notice delivered by PETROVAL S.A., the event that qualifies as a force majeure event and justifies interruption of the contract's performance is Yukos' inability to deliver crude oil and it is currently impossible to assess how long this situation will persist. The Management Board of PKN ORLEN has declared that the above described situation would not impede supply crude oil continuity thanks to previously undertaken activities. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts.

9. In compliance with the Company's Articles of Association, PKN ORLEN's Supervisory Board, following its meetings on 21 January 2005, has appointed KPMG Audyt Sp. z o.o., based in Warsaw, to audit PKN ORLEN's financial statements, and the Capital Group's consolidated financial statements for 2005, 2006 and 2007, according to the International Accounting Standards. In addition, KPMG will review PKN ORLEN and its Capital Group's unconsolidated and consolidated quarterly and half year financial statements starting from 2Q 2005 till 4Q 2007.

10. On 3 February 2005 Polski Koncern Naftowy ORLEN S.A. announced that on 2 February 2005, the Company's Supervisory Board approved a new strategy for PKN ORLEN. The PKN ORLEN strategy derives from the Company's new mission statement: "Aiming to become the regional leader we ensure long-term value creation for our shareholders by offering our customers products and services of the highest quality. All our operations adhere to 'best practice' principles of corporate governance and social responsibility, with a focus on care for our employees and the natural environment".

    PKN ORLEN will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, we will continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of PKN ORLEN's focus on its core businesses, we want to strengthen the Company's presence in its key business areas in the relevant markets, while continuing to restructure our asset portfolio.

    The presentation of the new strategy was placed on the website: www.orlen.pl.

(PLN million)

3.9. Additional information

a) Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN Oil are subject to the project "Restructuring of the southern assets of the Capital Group PKN ORLEN". The project assumes optimalization and consolidation of production and the sale of fuels, engine oils, lubricants and paraffins in the Capital Group of PKN ORLEN. In the 1Q 2005 the Management Board will take decision concerning the further operations of the southern assets.
As of the date of the above consolidated condensed financial statement preparation, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 31 December 2004 are known to the Management Board.

b) On 18 August 2004 PKN ORLEN S.A. received an information that on 11 August 2004 the Register Court in Krakow registered an increase in the share capital of the company ORLEN Oil. The share capital was increased from PLN 44 million by the amount of PLN 31 million, up to the amount of PLN 75 million. The stake in the increased share capital was covered in whole by PKN ORLEN in the form of cash contribution. After the increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47.2%. Remaining shares are possessed by Rafineria Trzebinia S.A. (43.8%), Rafineria Jedlicze S.A. (4.5%), Rafinenria Czechowice S.A. (4.5%). Each share gives the right to one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is to acquire resources for partly financing of the acquisition of ORLEN Oil's assets being the element of the oil department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil assets of PKN ORLEN around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A. The contributed assets constitute above 20% of current initial capital of ORLEN Oil and constitute financial assets of significant value in accordance with §2 Act 1 and 3 the Decree of the Council of Ministers dated on 16 October 2001 on current and periodic information published by issuers of securities.

c) The Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), according to the paragraph 36 the method of calculation of system fee, constituting an element of a power transfer fee has been changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and set up an accrual in the amount of PLN 8m for liability to ZEP S.A., and provided for it in the amount of PLN 10m. As a consequence of the negative decision of the court PKN ORLEN was obliged to pay a liability connected with the above mentioned system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46m. As a result the provision for business risks was increased by PLN 28m to cover the whole claim.

(PLN million)

3.10. Transformation for International Financial Reporting Standards purposes

The adjustments to the condensed consolidated financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	12 months ended	3 months ended	12 months ended	3 months ended
	31 December 2004	31 December 2004	31 December 2003	31 December 2003
	(unaudited)	(unaudited)		(unaudited)
Net profit (PAS consolidated)	2,570	660	1,026*	214*
Payment from profit for social activity	(4)	-	(4)	-
Borrowing costs capitalisation, less depreciation	(221)	(81)	(68)	(29)
Amortisation of CPN goodwill	(11)	(4)	(10)	(2)
IFRS treatment of negative goodwill	16	4	17	4
Deferred tax on above adjustments	56	29	53	44
Change of accounting standards (PAS)	26	-	-	-
Other	10	2	(27)	(12)
Net profit (IFRS consolidated)	2,442	610	987	219

	31 December 2004	31 December 2003
	(unaudited)	
Net assets (PAS consolidated)	11,427	9,156*
Payment from profit for social activity	-	-
Borrowing costs capitalisation, net of depreciation	237	458
CPN goodwill, net of depreciation	51	62
IFRS treatment of negative goodwill	(38)	(54)
Deferred tax on above adjustments	(31)	(87)
Change of accounting standards (PAS)	-	-
Other	11	(25)
Net assets (IFRS consolidated)	11,657	9,510

* restated data due to change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies.

3.11. Other

The condensed consolidated financial statements have been authorised by Company's Management Board at premises of the Company on 25 February 2005.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....
President
Igor Chalupec

....	....	....
Vice President Wojciech Heydel	**Vice President** Andrzej Macenowicz	**Vice President** Jan Maciejewicz
....	....	....
Vice President Cezary Smorszczewski	**Vice President** Janusz Wiśniewski	**Member** Paweł Szymański

3.11. Pozostałe

Niniejsze skrócone skonsolidowane sprawozdania finansowe zostały autoryzowane przez Zarząd Spółki w jej siedzibie w dniu 25 lutego 2005 roku.



PODPISY CZŁONKÓW ZARZĄDU



....
Prezes Zarządu
Igor Chalupec



....
Wiceprezes Zarządu
Wojciech Heydel



....
Wiceprezes Zarządu
Andrzej Macenowicz



....
Wiceprezes Zarządu
Jan Maciejewicz



....
Wiceprezes Zarządu
Cezary Smorszczewski



....
Wiceprezes Zarządu
Janusz Wiśniewski



....
Członek Zarządu
Paweł Szymański

THE CAPITAL GROUP OF
POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED QUARTERLY REPORT
FOR 4Q 2004

PLOCK, FEBRUARY 2005


ORLEN

Form SA-QSr IV/2004
(quarter/year)

(for manufacturing, contracting, trading and service industry issuers)

According to § 57 section 2 and § 58 section 1 of The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna publishes consolidated quarterly report for IVQ 2004

1 March 2005
(date of submission)

SELECTED CONSOLIDATED FINANCIAL DATA	in PLN thousand		in EUR thousand	
	IV quarters from 01.01.2004 to 31.12.2004	IV quarters from 01.01.2003 to 31.12.2003	IV quarters from 01.01.2004 to 31.12.2004	IV quarters from 01.01.2003 to 31.12.2003
I. Net sales of finished products, goods for resale and materials	40 810 810	33 720 934	9 032 537	7 463 356
II. Operating profit	2 817 200	1 303 849	623 523	288 577
III. Profit before taxation	3 114 903	1 254 301	689 412	277 611
IV. Net profit	2 569 712	1 025 863	568 747	227 051
V. Cash flow from operating activities	3 512 706	1 613 772	777 457	357 171
VI. Cash flow used in investing activities	(2 266 819)	(1 245 628)	(501 708)	(275 691)
VII. Cash flow used in / from financing activities	(1 102 794)	15 404	(244 078)	3 409
VIII. Net cash flow	143 093	383 548	31 671	84 889
IX. Total assets	19 019 413	16 983 391	4 662 764	4 163 616
X. Liabilities and provisions for liabilities	6 879 206	7 100 075	1 686 493	1 740 641
XI. Long term liabilities	1 791 448	1 839 284	439 188	450 915
XII. Short term liabilities	3 867 945	4 295 406	948 258	1 053 054
XIII. Equity	11 427 296	9 155 986	2 801 494	2 244 664
XIV. Share capital	534 636	534 636	131 070	131 070
XV. Number of shares	427 709 061	427 709 061	427 709 061	427 709 061
XVI. Earnings per ordinary share (in PLN/EUR)	6,01	2,40	1,33	0,53
XVII. Net book value per share (in PLN/EUR)	26,72	21,41	6,55	5,25
XVIII. Declared or paid dividends per share (in PLN/EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter
Assets				
I. Fixed assets	10 725 506	10 598 662	10 622 416	10 500 156
1. Intangible fixed assets, including:	83 236	75 172	93 208	96 571
- goodwill	6 303	8 467	10 211	11 001
2. Goodwill on consolidation of subordinated entities	16 392	17 872	20 856	22 011
3. Tangible fixed assets	9 342 541	9 290 337	9 294 519	9 083 422
4. Long term receivables	8 794	9 510	18 084	10 337
4.1. From subordinated entities	1 225	1 367	1 402	561
4.2. From other entities	7 569	8 143	16 682	9 776
5. Long term investments	1 072 123	1 060 785	1 023 346	1 099 164
5.1. Real estate	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 072 123	1 060 785	1 023 346	1 099 164
a) in subordinated entities, including:	534 563	514 803	489 816	480 362
- shares in subordinated entities accounted for on an equity basis	506 524	485 757	455 749	444 628
- shares in unconsolidated subsidiaries and joint venture entities	28 039	29 046	34 067	35 734
b) in other entities	537 560	545 982	533 530	618 802
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax assets	202 420	144 986	172 403	188 651
6.1. Deferred tax assets	75 611	22 445	15 120	19 618
6.2. Prepayments and deferred costs	126 809	122 541	157 283	169 033
II. Current assets	8 293 907	8 535 077	6 360 975	6 478 073
1. Inventories	3 258 552	3 479 369	3 041 411	2 989 216
2. Short term receivables	2 831 576	3 199 843	2 231 228	2 317 239
2.1. From subordinated entities	138 500	159 651	118 375	130 626
2.2. From other entities	2 693 076	3 040 192	2 112 853	2 186 613
3. Short term investments	1 985 534	1 604 083	718 310	724 609
3.1. Short term financial assets	1 985 336	1 603 475	717 809	724 108
a) in subordinated entities	410	131	-	227
b) in other entities	1 277 763	578 830	156 049	74 762
c) cash and cash equivalents	707 163	1 024 514	561 760	649 119
3.2. Other short term investments	198	608	501	501
4. Short term prepayments and deferred costs	218 245	251 782	370 026	447 009
Total assets	19 019 413	19 133 739	16 983 391	16 978 229

in PLN thousand

CONSOLIDATED BALANCE SHEET	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter
Liabilities				
I. Equity	11 427 296	10 765 169	9 155 986	8 733 475
1. Share capital	534 636	534 636	534 636	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	7 285 462	7 260 969	6 468 021	6 280 049
5. Revaluation reserve	709 669	676 838	674 685	670 534
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Foreign exchange gains/(losses) on inclusion of subordinated entities	(9 852)	22 739	62 366	54 040
8. Undistributed profit from previous years	284 193	306 410	336 939	338 143
9. Net profit	2 569 712	1 910 101	1 025 863	812 012
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	377 401	451 567	425 961	421 297
III. Negative goodwill on subordinated entities	335 510	274 459	301 369	241 270
IV. Liabilities and provisions for liabilities	6 879 206	7 642 544	7 100 075	7 582 187
1. Provisions for liabilities	1 066 779	913 255	828 715	827 848
1.1. Provision for deferred tax	189 826	204 644	212 323	262 083
1.2. Retirement benefits and similar provisions	194 528	170 087	158 588	148 308
a) long term	175 842	148 525	137 359	130 111
b) short term	18 686	21 562	21 229	18 197
1.3. Other provisions	682 425	538 524	457 804	417 457
a) long term	566 408	427 565	372 279	325 162
b) short term	116 017	110 959	85 525	92 295
2. Long term liabilities	1 791 448	1 925 253	1 839 284	1 398 351
2.1. To subordinated entities	-	-	168	263
2.2. To other entities	1 791 448	1 925 253	1 839 116	1 398 088
3. Short term liabilities	3 867 945	4 665 059	4 295 406	5 254 076
3.1. To subordinated entities	41 790	49 528	53 092	66 457
3.2. To other entities	3 779 754	4 566 670	4 195 414	5 136 478
3.3. Special funds	46 401	48 861	46 900	51 141
4. Accruals and deferred income	153 034	138 977	136 670	101 912
4.1. Negative goodwill	8	8	365	454
4.2. Other accruals and deferred income	153 026	138 969	136 305	101 458
a) long term	9 969	11 506	9 046	10 267
b) short term	143 057	127 463	127 259	91 191
Total liabilities	19 019 413	19 133 739	16 983 391	16 978 229

Net book value	11 427 296	10 765 169	9 155 986	8 733 475
Number of shares	427 709 061	427 709 061	427 709 061	420 177 137
Net book value per share (in PLN)	26,72	25,17	21,41	20,79

OFF BALANCE SHEET ITEMS	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter
1. Contingent receivables	-	1 366	-	-
1.1. From subordinated entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities (including)	-	1 366	-	-
- received guarantees and sureties	-	1 366	-	-
2. Contingent liabilities	742 204	767 441	155 385	63 992
2.1. To subordinated entities (including)	567 276	626 614	106 747	47 528
- granted guarantees and sureties	113 577	165 417	106 747	47 528
- pledge on shares	453 699	461 197	-	-
2.2. To other entities (including)	174 928	140 827	48 638	16 464
- granted guarantees and sureties	153 576	92 471	48 638	700
3. Other	34 999	14 808	11 771	13 586
Total off-balance sheet items	777 203	783 615	167 156	77 578

in PLN thousand

CONSOLIDATED INCOME STATEMENT	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters (previous year) from 01.01.2003 to 31.12.2003
I. Net sales, including:	11 034 277	40 810 810	9 364 266	33 720 934
- to subordinated entities	162 560	891 652	347 168	894 813
1. Net sales of finished products	7 773 297	29 324 613	6 692 110	25 447 368
2. Net sales of goods for resale and materials	3 260 980	11 486 197	2 672 156	8 273 566
II. Cost of goods sold, including:	(6 658 246)	(24 340 857)	(5 759 530)	(19 923 602)
- to subordinated entities	(98 871)	(531 814)	(213 470)	(528 689)
1. Cost of sales of finished products	(3 745 161)	(13 746 485)	(3 327 718)	(12 386 468)
2. Cost of goods for resale and materials sold	(2 913 085)	(10 594 372)	(2 431 812)	(7 537 134)
III. Gross profit on sales (I-II)	4 376 031	16 469 953	3 604 736	13 797 332
IV. Selling and distribution costs	(3 306 198)	(12 455 238)	(3 120 398)	(11 567 435)
V. General and administration expenses	(205 049)	(821 416)	(242 777)	(929 665)
VI. Profit on sales (III-IV-V)	864 784	3 193 299	241 561	1 300 232
VII. Other operating income	151 482	326 365	97 652	376 637
1. Profit on disposal of non-financial fixed assets	8 897	31 057	4 617	14 314
2. Grants	26	32	90	105
3. Other	142 559	295 276	92 945	362 218
VIII. Other operating expenses	(407 099)	(702 464)	(182 231)	(373 020)
1. Loss on disposal of non-financial fixed assets	(4 844)	(11 811)	(4 525)	(10 622)
2. Impairment of non-financial assets	(91 896)	(161 170)	(38 381)	(77 827)
3. Other	(310 359)	(529 483)	(139 325)	(284 571)
IX. Operating profit (VI+VII-VIII)	609 167	2 817 200	156 982	1 303 849
X. Financial income	331 618	561 838	43 284	279 237
1. Dividends and shares in profits, including:	24	68 514	180	48 728
- from subordinated entities	24	299	179	2 219
2. Interest, including:	37 756	69 295	28 132	61 987
- from subordinated entities	106	727	478	2 209
3. Profit from sale of investments	-	633	3 969	32 892
4. Revaluation of investments	-	664	2 668	3 720
5. Other	293 838	422 732	8 335	131 910
XI. Financial expenses	(182 819)	(299 915)	(36 835)	(361 583)
1. Interest, including:	(22 703)	(102 554)	(31 393)	(154 963)
- for subordinated entities	-	-	(589)	(1 024)
2. Loss from sale of investments	-	(11)	-	-
3. Revaluation of investments	(1 878)	(7 900)	(299)	(3 493)
4. Other	(158 238)	(189 450)	(5 143)	(203 127)
XII. Profit (loss) on sale of shares in subordinated entities	516	13 837	(184)	243
XIII. Gross profit (IX+X-XI+/-XII)	758 482	3 092 960	163 247	1 221 746
XIV. Extraordinary items (XIV.1. - XIV.2.)	22	(2)	353	436
1. Extraordinary gains	44	62	353	973
2. Extraordinary losses	(22)	(64)	-	(537)
XV. Amortisation of goodwill from subordinated entities	(1 481)	(5 765)	(1 460)	(5 535)
XVI. Negative goodwill from subordinated entities write-off	5 032	27 710	12 337	37 654
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	762 055	3 114 903	174 477	1 254 301
XVIII. Income tax	(115 689)	(579 301)	33 777	(250 978)
a) current part	(195 594)	(678 630)	(60 299)	(379 023)
b) deferred part	79 905	99 329	94 076	128 045
XIX. Other obligatory charges on profit	-	-	-	-
XX. Share in profit of subordinated entities accounted for under equity method	25 834	88 971	11 545	56 231
XXI. Minority interests	(12 589)	(54 861)	(5 948)	(33 691)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	659 611	2 569 712	213 851	1 025 863

Net profit for 12 months (annualised)		2 569 712		1 025 863
Number of shares		427 709 061		420 804 797
Earnings per ordinary share (in PLN)		6,01		2,44

in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters (previous year) from 01.01.2003 to 31.12.2003
I. Equity at beginning of period	10 765 169	9 129 889	8 733 475	7 927 014
a) changes in accounting policies	-	26 097	-	13 883
b) corrections of fundamental errors	-	-	-	-
I. a. Equity at beginning of period restated for comparative data	10 765 169	9 155 986	8 733 475	7 940 897
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	9 415	9 415
a) increases	-	-	9 415	9 415
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	534 636	534 636
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	7 260 969	6 468 021	6 280 049	5 757 678
4.1. Movements in capital reserve	24 493	817 441	187 972	710 343
a) increases	24 493	817 441	187 972	710 981
- share premium	-	-	184 910	184 910
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	22 217	796 421	1 204	482 395
- transfer from capital reserves due to revaluation of fixed assets disposed	2 276	21 020	1 858	43 676
- other	-	-	-	-
b) decreases	-	-	-	(638)
- absorption of losses	-	-	-	(638)
- other	-	-	-	-
4.2. Capital reserve at end of period	7 285 462	7 285 462	6 468 021	6 468 021
5. Revaluation reserve at beginning of period	676 838	674 685	670 534	722 745
- changes in accounting policies, restatement of opening balance	-	-	-	-
5.1. Revaluation reserve at beginning of period restated for comparative data	676 838	674 685	670 534	722 745
5.2. Movements in revaluation reserve	32 831	34 984	4 151	(48 060)
a) increases	52 031	93 757	(672)	3 796
- hedge accounting-cash flow hedges	51 356	93 757	2 857	2 857
- deferred tax assets related to entries made to revaluation reserve	-	-	(2 266)	939
- other	675	-	(1 263)	-
b) decreases	(19 200)	(58 773)	4 823	(51 856)
- fixed assets disposals	(2 276)	(21 020)	(1 858)	(43 676)
- impairment of tangible fixed assets	-	(1 296)	5 057	(6 815)
- deferred tax assets related to entries made to revaluation reserve	(11 862)	(19 709)	-	-
- hedge accounting-cash flow hedges	(5 062)	(16 748)	-	-
- other	-	-	1 624	(1 365)
5.3. Revaluation reserve at end of period	709 669	709 669	674 685	674 685
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476
7. Foreign exchange gains/(losses) from recalculation of subordinated entities	(9 852)	(9 852)	62 366	62 366

in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUED	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters (previous year) from 01.01.2003 to 31.12.2003
8. Undistributed profit (loss) from previous years at beginning of period	2 216 511	1 336 705	1 150 155	867 885
8.1. Undistributed profit from previous years at beginning of period	2 216 511	1 336 705	1 150 155	867 885
a) changes in accounting policies	-	26 097	-	13 883
b) corrections of fundamental errors	-	-	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	2 216 511	1 362 802	1 150 155	881 768
a) increases	-	-	-	638
- absorption of losses	-	-	-	638
b) decreases	(22 217)	(1 078 609)	(1 204)	(545 467)
- dividends paid	-	(278 011)	-	(58 825)
- transfer to capital reserve	(22 217)	(796 421)	(1 204)	(482 395)
- other (including transfer to receivables)	-	(4 177)	-	(4 247)
8.3. Undistributed profit from previous years at end of period	2 194 294	284 193	1 148 951	336 939
8.4. Undistributed loss from previous years at beginning of period	-	-	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
8.6. Undistributed loss from previous years at end of period	-	-	-	-
8.7. Undistributed profit (loss) from previous years at end of period*	2 194 294	284 193	1 148 951	336 939
9. Net result for the financial year	659 611	2 569 712	213 851	1 025 863
a) net profit	659 611	2 569 712	213 851	1 025 863
b) net loss	-	-	-	-
c) distribution from current year profit	-	-	-	-
II. Equity at end of period	11 427 296	11 427 296	9 155 986	9 155 986

* including net result from 3Q2004(cumulatively) and 3Q2003 (cumulatively) respectively

in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters (previous year) from 01.01.2003 to 31.12.2003
A. Cash flow from operating activities				
I. Net profit for the year	659 611	2 569 712	213 851	1 025 863
II. Total adjustments	103 425	942 994	50 076	587 909
1. Profit from minority interests	12 589	54 861	5 948	33 691
2. Net (profit) from subordinated entities accounted for under equity method	(25 834)	(88 971)	(11 545)	(56 231)
3. Depreciation	260 107	1 091 016	270 792	1 076 485
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(3 551)	(21 945)	(10 877)	(32 119)
4. Foreign exchange (gains)/losses	(189 645)	(314 674)	(32 437)	63 472
5. Interest and dividends	282	(11 024)	18 964	73 491
6. (Profit) loss from investing activities	62 302	96 175	61 209	59 350
7. Movements in provisions	127 449	217 614	(41 132)	(101 635)
8. Movements in stock	212 239	(238 181)	(50 653)	(162 491)
9. Movements in receivables	297 821	(715 952)	21 343	(277 654)
10. Movements in creditors falling due within one year (with the exception for loans)	(649 200)	680 267	(328 000)	(165 244)
11. Movements in prepayments and accruals	(11 249)	134 253	128 266	138 774
12. Other adjustments	6 564	37 610	7 321	(94 099)
III. Cash flow from operating activities (I+/-II)	763 036	3 512 706	263 927	1 613 772
B. Cash flow from investing activities				
I. Inflows	129 934	419 497	325 884	498 693
1. Disposal of intangible fixed assets and tangible fixed assets	11 884	62 747	16 928	39 532
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	72 821	292 371	148 242	256 141
a) in subordinated entities	6 735	45 035	22 403	38 473
- sales of financial assets (except for short term securities)	1 706	27 341	10 832	14 087
- sales of short term securities	4 934	4 934	10 499	10 499
- dividends and profits	14	12 597	951	13 673
- long-term loans repaid	-	-	-	-
- interest received	81	163	121	214
- other inflows from financial assets	-	-	-	-
b) in other entities	66 086	247 336	125 839	217 668
- sales of financial assets (except for short term securities)	3 543	18 385	646	3 155
- sales of short term securities	35 256	124 765	20 915	44 575
- dividends and profits	-	68 216	-	46 509
- long-term loans repaid	10 453	12 425	91 598	99 271
- interest received	16 834	23 545	12 680	24 158
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	45 229	64 379	160 714	203 020
II. Outflows	(1 133 111)	(2 686 316)	(536 733)	(1 744 321)
1. Purchases of intangible fixed assets and tangible fixed assets	(391 686)	(1 387 759)	(388 247)	(1 200 795)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(736 276)	(1 286 780)	(14 658)	(403 779)
a) in subordinated entities	(207)	(16 192)	16 405	(314 127)
- purchases of financial assets (except for short term securities)	(207)	(16 192)	16 405	(314 127)
- purchases of short term securities	-	-	-	-
- loans granted	-	-	-	-
b) in other entities	(736 069)	(1 270 588)	(31 063)	(89 652)
- purchases of financial assets (except for short term securities)	(5 151)	(32 107)	(9 906)	(10 946)
- purchases of short term securities	(728 313)	(1 232 744)	(19 927)	(61 986)
- loans granted	(2 605)	(5 737)	(1 230)	(16 720)
4. Dividends and other shares in profits paid to minority shareholders	-	(2 663)	(1 280)	(4 744)
5. Other payments	(5 149)	(9 114)	(132 548)	(135 003)
III. Net cash flow used in investing activities (I-II)	(1 003 177)	(2 266 819)	(210 849)	(1 245 628)

in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT - CONTINUED	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters (previous year) from 01.01.2003 to 31.12.2003
C. Cash flow from financing activities				
I. Inflows	80 210	864 451	876 741	4 452 916
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	78 731	706 535	800 067	3 138 012
3. Issuance of short term securities	1 479	157 916	76 063	1 314 293
4. Other inflows	-	-	611	611
II. Outflows	(161 490)	(1 967 245)	(1 017 415)	(4 437 512)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	-	(278 011)	-	(58 825)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(129 750)	(1 343 335)	(747 547)	(2 631 087)
5. Repurchase of short term securities	(4 933)	(239 151)	(232 042)	(1 576 700)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(3 666)	(11 205)	(4 401)	(10 106)
8. Interest paid	(22 813)	(94 959)	(32 203)	(159 572)
9. Other payments	(328)	(584)	(1 222)	(1 222)
III. Net cash flow used in / from financing activities (I-II)	(81 280)	(1 102 794)	(140 674)	15 404
D. Net cash flow (A.III+/-B.III+/-C.III)	(321 421)	143 093	(87 596)	383 548
E. Balance sheet change in cash and cash equivalents	(317 351)	145 403	(87 359)	383 570
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	4 070	2 310	237	22
F. Total cash and cash equivalents at beginning of period	1 024 514	561 760	649 119	178 190
G. Total cash and cash equivalents at end of period (F+/- D) *	703 093	704 853	561 523	561 738
- including those of limited availability **	276 039	276 039	116 771	116 771

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

** in 2004 - including PLN 174,987 thousand (equivalent of CZK 1,304,900 thousand) related to purchase transaction of Unipetrol

in PLN thousand

Condensed quarterly financial statements PKN ORLEN S.A. for IVQ 2004

BALANCE SHEET	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter (current year)	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter (previous year)
Assets				
I. Fixed assets	8 806 323	8 804 456	8 846 220	8 935 698
1. Intangible fixed assets, including:	29 405	31 185	45 773	50 783
- goodwill	-	-	-	-
2. Tangible fixed assets	6 518 662	6 388 317	6 384 257	6 355 768
3. Long term receivables	32 303	35 682	30 047	31 333
3.1. From subordinated entities	31 108	33 891	25 363	25 536
3.2. From other entities	1 195	1 791	4 684	5 797
4. Long term investments	2 108 666	2 235 974	2 237 491	2 338 086
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 108 666	2 235 974	2 237 491	2 338 086
a) in subordinated entities	1 609 811	1 736 826	1 738 522	1 740 900
b) in other entities	498 855	499 148	498 969	597 186
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	117 287	113 298	148 652	159 728
5.1. Deferred tax assets*	-	-	-	-
5.2. Prepayments and deferred costs	117 287	113 298	148 652	159 728
II. Current assets	6 781 543	6 556 445	4 862 638	4 842 307
1. Inventories	2 684 515	2 974 532	2 568 594	2 560 841
2. Short term receivables	2 201 026	2 537 653	1 798 475	1 787 056
2.1. From subordinated entities	521 179	674 269	700 010	759 153
2.2. From other entities	1 679 847	1 863 384	1 098 465	1 027 903
3. Short term investments	1 706 903	833 482	148 598	72 618
3.1. Short term financial assets	1 706 903	833 482	148 598	72 618
a) in subordinated entities	244 848	-	-	-
b) in other entities	1 170 917	408 123	85 829	7 422
c) cash and cash equivalents	291 138	425 359	62 769	65 196
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	189 099	210 778	346 971	421 792
Total assets	15 587 866	15 360 901	13 708 858	13 778 005

* the Company compensates provision for deferred tax and deferred tax assets

in PLN thousand

BALANCE SHEET	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter (current year)	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter (previous year)
Liabilities				
I. Equity	10 456 658	9 854 472	8 410 449	7 990 039
1. Share capital	534 636	534 636	534 636	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 793 313	6 792 160	6 122 438	5 936 840
5. Revaluation reserve	734 416	716 569	741 165	730 240
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	24 953	24 953	11 469	11 469
8. Net profit	2 315 864	1 732 678	947 265	732 793
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 131 208	5 506 429	5 298 409	5 787 966
1. Provisions for liabilities	847 688	724 458	655 174	705 472
1.1. Provision for deferred tax *	129 097	152 096	147 838	245 760
1.2. Retirement benefits and similar provisions	113 627	99 880	87 742	83 794
a) long term	104 614	87 712	76 394	73 295
b) short term	9 013	12 168	11 348	10 499
1.3. Other provisions	604 964	472 482	419 594	375 918
a) long term	520 398	381 457	361 846	314 857
b) short term	84 566	91 025	57 748	61 061
2. Long term liabilities	1 407 709	1 527 771	1 356 181	925 775
2.1. To subordinated entities	-	-	-	-
2.2. To other entities	1 407 709	1 527 771	1 356 181	925 775
3. Short term liabilities	2 762 462	3 151 340	3 193 285	4 085 728
3.1. To subordinated entities	113 998	100 587	321 394	360 284
3.2. To other entities	2 619 152	3 020 028	2 841 860	3 692 458
3.3. Special funds	29 312	30 725	30 031	32 986
4. Accruals and deferred income	113 349	102 860	93 769	70 991
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	113 349	102 860	93 769	70 991
a) long term	-	-	-	-
b) short term	113 349	102 860	93 769	70 991
Total liabilities	15 587 866	15 360 901	13 708 858	13 778 005

* the Company compensates provision for deferred tax and deferred tax assets

Net book value	10 456 658	9 854 472	8 410 449	7 990 039
Number of shares	427 709 061	427 709 061	427 709 061	420 177 137
Net book value per share (in PLN)	24,45	23,04	19,66	19,02

OFF BALANCE SHEET ITEMS	as at 31.12.2004 end of quarter (current year)	as at 30.09.2004 end of previous quarter (current year)	as at 31.12.2003 end of quarter (previous year)	as at 30.09.2003 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	1 218 562	1 289 612	961 156	681 947
2.1. To subordinated entities (including)	1 218 562	1 289 612	961 156	681 947
- granted guarantees and sureties	764 863	835 913	961 156	681 947
- pledge on shares	453 699	453 699	-	-
2.2. To other entities (including)	-	-	-	-
- granted guarantees and sureties	-	-	-	-
3. Other	21 091	900	900	900
Total off - balance sheet items	1 239 653	1 290 512	962 056	682 847

in PLN thousand

INCOME STATEMENT	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters cumulative (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters cumulative (previous year) from 01.01.2003 to 31.12.2003
I. Net sales, including:	7 963 482	28 966 439	6 723 121	24 629 963
- to subordinated entities	1 450 715	5 218 609	1 302 021	4 656 790
1. Net sales of finished products	7 267 906	26 911 820	6 081 044	22 930 855
2. Net sales of goods for resale and materials	695 576	2 054 619	642 077	1 699 108
II. Cost of goods sold, including:	(4 030 077)	(14 059 248)	(3 490 585)	(12 132 355)
- to subordinated entities	(896 094)	(3 096 520)	(10 521)	(1 967 094)
1. Cost of sales of finished products	(3 531 452)	(12 493 684)	(2 931 392)	(10 731 206)
2. Cost of goods for resale and materials sold	(498 625)	(1 565 564)	(559 193)	(1 401 149)
III. Gross profit on sales (I-II)	3 933 405	14 907 191	3 232 536	12 497 608
IV. Selling and distribution costs	(2 976 143)	(11 513 349)	(2 846 086)	(10 821 292)
V. General and administration expenses	(141 757)	(531 524)	(176 173)	(604 456)
VI. Profit on sales (III-IV-V)	815 505	2 862 318	210 277	1 071 860
VII. Other operating income	76 611	211 682	31 697	342 194
1. Profit on disposal of non-financial fixed assets	1 077	44 449	1 221	4 923
2. Grants	-	-	-	-
3. Other	75 534	167 233	30 476	337 271
VIII. Other operating expenses	(216 998)	(417 014)	(105 194)	(241 891)
1. Loss from disposal of non-financial fixed assets	(4 632)	(10 506)	(4 117)	(6 794)
2. Impairment of non-financial assets	(5 711)	(60 930)	(31 429)	(66 367)
3. Other	(206 655)	(345 578)	(69 648)	(168 730)
IX. Operating profit (VI+VII-VIII)	675 118	2 656 986	136 780	1 172 163
X. Financial income	306 427	545 120	32 685	261 514
1. Dividends and shares in profits, including:	-	92 994	-	67 000
- from subordinated entities	-	24 778	-	20 491
2. Interest, including:	24 714	36 766	14 091	38 252
- from subordinated entities	1 312	3 578	592	4 583
3. Proceeds from sale of investments	-	16 082	11 761	50 749
4. Revaluation of investments	-	531	-	45
5. Other	281 713	398 747	6 833	105 468
XI. Financial expenses	(255 139)	(327 657)	(14 183)	(285 437)
1. Interest, including:	(12 494)	(59 499)	(22 652)	(108 149)
- for subordinated entities	(3 051)	(4 061)	(682)	(3 755)
2. Loss from sale of investments	-	(1)	-	-
3. Revaluation of investments	(90 792)	(102 216)	(167)	(7 038)
4. Other	(151 853)	(165 941)	8 636	(170 250)
XII. Gross profit (IX+X-XI)	726 406	2 874 449	155 282	1 148 240
XIII. Extraordinary items (XIII.1 - XIII.2)	-	(2)	1	1
1. Extraordinary gains	-	-	1	1
2. Extraordinary losses	-	(2)	-	-
XIV. Profit before taxation (XII+/-XIII)	726 406	2 874 447	155 283	1 148 241
XV. Income tax	(143 220)	(558 583)	59 189	(200 976)
a) current part	(175 936)	(594 882)	(40 759)	(306 467)
b) deferred part	32 716	36 299	99 948	105 491
XVI. Other obligatory charges on profit	-	-	-	-
XVII. Net profit (XIV-XV-XVI)	583 186	2 315 864	214 472	947 265

Net profit for 12 months (annualised)		2 315 864		947 265
Number of shares		427 709 061		420 804 797
Earnings per ordinary share (in PLN)		5,41		2,25

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters cumulative (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters cumulative (previous year) from 01.01.2003 to 31.12.2003
I. Equity at beginning of period	9 854 472	8 374 451	7 990 039	7 263 591
a) changes in accounting policies	-	35 998	-	11 472
b) corrections of fundamental errors	-	-	-	-
I.a. Equity at beginning of period restated for comparative data	9 854 472	8 410 449	7 990 039	7 275 063
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	9 415	9 415
a) increases	-	-	9 415	9 415
- issue of shares			9 415	9 415
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	534 636	534 636
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	6 792 160	6 122 438	5 936 840	5 501 180
4.1. Movements in capital reserve	1 153	670 875	185 598	621 258
a) increases	1 153	670 875	185 598	621 258
- share premium	-	-	184 909	184 909
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	-	651 770	-	395 338
- transfer from capital reserves due to revaluation of fixed assets disposed	1 153	19 105	689	41 011
b) decreases	-	-	-	-
4.2. Capital reserve at end of period	6 793 313	6 793 313	6 122 438	6 122 438
5. Revaluation reserve at beginning of period	716 569	730 120	730 240	725 551
a) changes in accounting policies	-	11 045	-	3
5.a. Revaluation reserve at beginning of period restated for comparative data	716 569	741 165	730 240	725 554
5.1. Movements in revaluation capital	17 847	(6 749)	10 925	15 611
a) increases	51 382	93 757	6 557	63 437
- increase in valuation of long term investments	-	-	8 824	62 498
- deferred tax assets related to entries made to revaluation reserve	-	-	(2 267)	939
- hedge accounting-cash flow hedges	51 382	93 757	-	-
b) decreases	(33 535)	(100 506)	4 368	(47 826)
- fixed assets disposals	(1 153)	(19 105)	(689)	(41 011)
- impairment of tangible fixed assets	(239)	(1 341)	5 057	(6 815)
- decrease in valuation of long term investments	(22 426)	(62 501)	-	-
- deferred tax on bookings related to revaluation reserve	(9 717)	(17 559)	-	-
5.2. Revaluation reserve at end of period	734 416	734 416	741 165	741 165
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters cumulative (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters cumulative (previous year) from 01.01.2003 to 31.12.2003
7. Profit (loss) from previous years at beginning of period	1 757 631	933 781	744 262	458 163
7.1. Undistributed profit from previous years at beginning of period	1 757 631	933 781	744 262	458 163
a) changes in accounting policies	-	24 953	-	11 469
b) corrections of fundamental errors	-	-	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	1 757 631	958 734	744 262	469 632
a) increases	-	-	-	-
b) decreases	-	(933 781)	-	(458 163)
- dividends paid	-	(278 011)	-	(58 825)
- transfer to capital reserve	-	(651 770)	-	(395 338)
- others (including transfer to settlements)	-	(4 000)	-	(4 000)
7.3. Undistributed profit from previous years at end of period	1 757 631	24 953	744 262	11 469
7.4. Undistributed loss from previous years at beginning of period	-	-	-	-
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
7.6. Undistributed loss from previous years at end of period	-	-	-	-
7.7. Undistributed profit (loss) from previous years at end of period*	1 757 631	24 953	744 262	11 469
8. Net result for the financial year	583 186	2 315 864	214 472	947 265
a) net profit	583 186	2 315 864	214 472	947 265
b) net loss	-	-	-	-
c) distribution of profit	-	-	-	-
II. Equity at end of period	10 456 658	10 456 658	8 410 449	8 410 449

* including net result from 3Q2004(cumulatively) and 3Q2003 (cumulatively) respectively

in PLN thousand

CASH FLOW STATEMENT	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters cumulative (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters cumulative (previous year) from 01.01.2003 to 31.12.2003
A. Cash flow from operating activities				
I. Net profit for the year	583 186	2 315 864	214 472	947 265
II. Total adjustments	513 277	595 090	217 920	290 482
1. Depreciation and amortisation	183 745	770 066	196 176	793 162
2. Foreign exchange (gains)/losses	(167 569)	(263 085)	(36 609)	26 211
3. Interest and dividends	(6 299)	(57 230)	18 668	24 474
4. (Profit) loss from investing activities	83 759	86 051	52 083	48 561
5. Movements in provisions	113 513	174 955	(52 565)	(72 095)
6. Movements in stock	290 017	(115 921)	(7 753)	(124 981)
7. Movements in receivables	318 174	(661 779)	(6 408)	(234 883)
8. Movements in creditors falling due within one year (with the exception of loans)	(330 808)	430 561	(52 613)	(83 905)
9. Movements in prepayments and accruals	27 635	206 635	108 131	124 500
10. Other adjustments	1 110	24 837	(1 190)	(210 562)
III. Net cash flow from operating activities (I+/-II)	1 096 463	2 910 954	432 392	1 237 747
B. Cash flow from investing activities				
I. Inflows	35 862	482 355	129 739	268 112
1. Sales of intangible fixed assets and tangible fixed assets	21 068	106 537	5 016	46 449
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	13 948	140 623	119 063	213 151
a) in subordinated entities	1 529	56 356	13 209	51 350
- sales of financial assets (except for short term securities)	1 500	31 481	12 998	30 714
- sales of short term securities	-	-	-	-
- dividends and shares in profits	14	24 778	155	20 491
- long-term loans repaid	-	-	-	-
- interest received	15	97	56	145
- other inflows from financial assets	-	-	-	-
b) in other entities	12 419	84 267	105 854	161 801
- sales of financial assets (except for short term securities)	-	1	-	2 159
- sales of short term securities	-	-	-	-
- dividends and shares in profits	-	68 216	-	46 509
- long-term loans repaid	-	-	98 050	98 050
- interest received	12 419	16 050	7 804	15 083
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	846	235 195	5 660	8 512
II. Outflows	(1 205 336)	(2 293 606)	(328 556)	(1 557 888)
1. Purchases of intangible fixed assets and tangible fixed assets	(251 480)	(970 061)	(241 039)	(875 830)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(705 958)	(1 072 812)	(37)	(593 190)
a) in subordinated entities	-	(61 826)	(37)	(593 190)
- purchases of financial assets (except for short term securities)	-	(61 826)	(37)	(593 190)
b) in other entities	(705 958)	(1 010 986)	-	-
- purchases of financial assets (except for short term securities)	-	-	-	-
- purchases of short term securities	(705 958)	(1 010 986)	-	-
4. Other outflows from investing activities	(247 898)	(250 733)	(87 480)	(88 868)
III. Net cash flow used in investing activities (I-II)	(1 169 474)	(1 811 251)	(198 817)	(1 289 776)

in PLN thousand

CASH FLOW STATEMENT	IV quarter (current year) from 01.10.2004 to 31.12.2004	IV quarters cumulative (current year) from 01.01.2004 to 31.12.2004	IV quarter (previous year) from 01.10.2003 to 31.12.2003	IV quarters cumulative (previous year) from 01.01.2003 to 31.12.2003
C. Cash flow from financing activities				
I. Inflows	28 304	724 207	810 330	4 479 322
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	28 304	405 484	494 070	2 744 463
3. Issuance of short term securities	-	318 723	316 260	1 734 859
4. Other inflows	-	-	-	-
II. Outflows	(92 971)	(1 597 992)	(1 046 477)	(4 426 093)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	-	(278 011)	-	(58 825)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(81 103)	(630 138)	(679 806)	(2 354 606)
5. Repurchase of short term securities	-	(634 982)	(343 833)	(1 894 039)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	-	(124)	(775)	(2 557)
8. Interest paid	(11 868)	(54 737)	(22 063)	(116 066)
9. Other payments	-	-	-	-
III. Net cash flow used in / from financing activities (I-II)	(64 667)	(873 785)	(236 147)	53 229
D. Net cash flow (A.III+/-B.III+/-C.III)	(137 678)	225 918	(2 572)	1 200
E. Balance sheet change in cash and cash equivalents	(134 221)	228 369	(2 427)	1 130
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	3 457	2 451	145	(70)
F. Total cash and cash equivalents at beginning of period	425 359	62 769	65 196	61 639
G. Total cash and cash equivalents at end of period (F+/- D) *	287 681	288 687	62 624	62 839
- including those of limited availability **	180 174	180 174	5 136	5 136

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

** in 2004 - including PLN 174,987 thousand (equivalent of CZK 1,304,900 thousand) related to purchase transaction of Unipetrol

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED QUARTERLY REPORT FOR 4Q 2004

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement

The condensed consolidated and unconsolidated quarterly financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002 with further amendments of the "Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 concerning the current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with its further changes) and cover the period from 1 January 2004 to 31 December 2004 and comparable period from 1 January 2003 to 31 December 2003.
The accounting rules applied by PKN ORLEN S.A. ("the Company", "the Dominant Company", "PKN ORLEN") and the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Capital Group") in 4Q 2004, except for the changes described below in the point 2, were presented in published annual reports: unconsolidated and consolidated for the year 2003.

2. Applied accounting policies

2.1. In the presented period the Company and the Capital Group did not introduce any significant changes in the applied accounting policies in comparison to policies applied by the Company and the Capital Group in year 2003 except for changes in translation of balance sheet items expressed in foreign currencies due to the change in the Polish Accounting Act. Since 1 January 2004 assets and liabilities as at the balance sheet date are translated using the same average exchange rate set by the National Bank of Poland ("NBP") for this date. The result of those changes was presented in these financial statements by the restatement of the comparable data.

	Consolidated net financial profit	Consolidated shareholders' equity
	for the period from 1 January 2003 to 31 December 2003	31 December 2003
As per published financial statements	1,013,649	9,129,889
Difference	12,214	26,097
Comparable data (restated)	1,025,863	9,155,986

2.2. Since 2004 the Company applies hedge accounting in relation to concluded hedge transactions fulfilling rules specified for hedge accounting. It results in disclosure of valuation of effective part of the hedge till its realization as revaluation reserve in the Company's balance sheet. This change does not require neither restatement of the 2004 opening balance nor restatement of comparable data for 2003.

3. Method of the preparation of the consolidated financial statement

For the preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement, the same rules were applied as for the preparation of consolidated and unconsolidated financial statements for the year 2003, after taking into account changes described in the point 2.
The condensed consolidated financial statements of the Group and the condensed financial statements of the Company reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each presented period.

4. Principles of calculation of the financial selected data denominated in EUR

Selected financial data has been recalculated to EUR according to the following principles:

- particular balance sheet items – using the average rate of NBP published as at 31 December 2004 - i.e. 4.0790 zloty/ EUR,
- particular income statement and cash flow items – using the exchange rate calculated as a simple average of the NBP average exchange rates published for the last day of each month during the period from 1 January 2004 to 31 December 2004 – i.e. 4.5182 zloty/ EUR.

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

II. INFORMATION ON CHANGES IN BALANCES OF PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES – CONSOLIDATED DATA

1. Impairment of assets

1.1. Impairment of tangible fixed assets

4Q 2004	
Balance as at 1.10.2004	122,164
Increases during the period 1.10.2004 – 31.12.2004	106,306
Decreases during the period 1.10.2004 – 31.12.2004	(23,061)
Balance as at 31.12.2004	205,409

4Q 2004 cumulative	
Balance as at 1.01.2004	89,823
Increases during the period 1.01.2004 – 31.12.2004	156,202
Decreases during the period 1.01.2004 – 31.12.2004	(40,616)
Balance as at 31.12.2004	205,409

1.2. Impairment of construction in progress

4Q 2004	
Balance as at 1.10.2004	47,762
Increases during the period 1.10.2004 – 31.12.2004	153
Decreases during the period 1.10.2004 – 31.12.2004	(1,236)
Balance as at 31.12.2004	46,679

4Q 2004 cumulative	
Balance as at 1.01.2004	37,636
Increases during the period 1.01.2004 – 31.12.2004	9,333
Decreases during the period 1.01.2004 – 31.12.2004	(290)
Balance as at 31.12.2004	46,679

1.3 Impairment of intangible assets

4Q 2004	
Balance as at 1.10.2004	201
Increases during the period 1.10.2004 – 31.12.2004	15
Decreases during the period 1.10.2004 – 31.12.2004	(58)
Balance as at 31.12.2004	158

4Q 2004 cumulative	
Balance as at 1.01.2004	323
Increases during the period 1.01.2004 – 31.12.2004	20
Decreases during the period 1.01.2004 – 31.12.2004	(185)
Balance as at 31.12.2004	158

1.4. Adjustments in the valuation of financial long-term assets and differences in the valuation of contribution in-kind

1.4.1 Impairment of financial long-term asstes

4Q 2004	
Balance as at 1.10.2004	76,902
Increases during the period 1.10.2004 – 31.12.2004	1,793
Decreases during the period 1.10.2004 – 31.12.2004	(325)
Balance as at 31.12.2004	78,370

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

4Q 2004 cumulative	
Balance as at 1.01.2004	71,389
Increases during the period 1.01.2004 – 31.12.2004	7,941
Decreases during the period 1.01.2004 – 31.12.2004	(960)
Balance as at 31.12.2004	78,370

1.4.2. Difference in valuation of contribution in-kind related to financial long-term assets

4Q 2004	
Balance as at 1.10.2004	3,048
Increases during the period 1.10.2004 – 31.12.2004	-
Decreases during the period 1.10.2004 – 31.12.2004	-
Balance as at 31.12.2004	3,048

4Q 2004 cumulative	
Balance as at 1.01.2004	3,548
Increases during the period 1.01.2004 – 31.12.2004	1
Decreases during the period 1.01.2004 – 31.12.2004	(501)
Balance as at 31.12.2004	3,048

1.5. Allowance for doubtful debts

4Q 2004	
Balance as at 1.10.2004	322,473
Increases during the period 1.10.2004 – 31.12.2004	193,127
Decreases during the period 1.10.2004 – 31.12.2004	(42,585)
Balance as at 31.12.2004	473,015

4Q 2004 cumulative	
Balance as at 1.01.2004	316,863
Increases during the period 1.01.2004 – 31.12.2004	259,299
Decreases during the period 1.01.2004 – 31.12.2004	(103,147)
Balance as at 31.12.2004	473,015

1.6. Impairment of inventories

In 4Q 2004 the Capital Group increased the value of impairment of inventories by PLN 1,376 thousand. Respectively, the Capital Group made an impairment of inventory amounting to PLN 6,864 thousand for 4Q 2004 cumulatively.

2. Provision for liabilities

2.1. Provision for the deferred income tax

4Q 2004	
Balance as at 1.10.2004	204,644
Increases during the period 1.10.2004 – 31.12.2004	94,729
Decreases during the period 1.10.2004 – 31.12.2004	(109,547)
Balance as at 31.12.2004	189,826

4Q 2004 cumulative	
Balance as at 1.01.2004*	212,323
Increases during the period 1.01.2004 – 31.12.2004	176,830
Decreases during the period 1.01.2004 – 31.12.2004	(199,327)
Balance as at 31.12.2004	189,826

* Including PLN 6,121 opening balance adjustment resulting from a change in accounting policies.

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

2.2. Provision for jubilee and retirement bonuses

4Q 2004	
Balance as at 1.10.2004	170,087
Increases during the period 1.10.2004 – 31.12.2004	41,123
Decreases during the period 1.10.2004 – 31.12.2004	(16,682)
Balance as at 31.12.2004	194,528

4Q 2004 cumulative	
Balance as at 1.01.2004	158,588
Increases during the period 1.01.2004 – 31.12.2004	71,151
Decreases during the period 1.01.2004 – 31.12.2004	(35,211)
Balance as at 31.12.2004	194,528

2.3. Other provisions

	Environmental provision	Provision for business risk	Other provisions
4Q 2004			
Balance as at 1.10.2004	428,735	80,952	28,837
Increases during the period 1.10.2004 – 31.12.2004	92,107	85,151	14,053
Decreases during the period 1.10.2004 – 31.12.2004	(38,191)	(8,122)	(1,097)
Balance as at 31.12.2004	482,651	157,981	41,793

	Environmental provision	Provision for business risk	Other provisions
4Q 2004 cumulative			
Balance as at 1.01.2004	406,792	21,812	29,200
Increases during the period 1.01.2004 – 31.12.2004	128,681	144,444	22,720
Decreases during the period 1.01.2004 – 31.12.2004	(52,822)	(8,275)	(10,127)
Balance as at 31.12.2004	482,651	157,981	41,793

3. Goodwill from consolidation / Negative goodwill from consolidation

3.1. Goodwill from consolidation

4Q 2004	
Balance as at 1.10.2004	17,872
Increases during the period 1.10.2004 – 31.12.2004	-
Decreases during the period 1.10.2004 – 31.12.2004	(1,480)
Balance as at 31.12.2004	16,392

4Q 2004 cumulative	
Balance as at 1.01.2004	20,856
Increases during the period 1.01.2004 – 31.12.2004	1,300
Decreases during the period 1.01.2004 – 31.12.2004	(5,764)
Balance as at 31.12.2004	16,392

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

3.2. Negative goodwill from consolidation

4Q 2004	
Balance as at 1.10.2004	274,459
Increases during the period 1.10.2004 – 31.12.2004	71,183
Decreases during the period 1.10.2004 – 31.12.2004*	(10,132)
Balance as at 31.12.2004	335,510

4Q 2004 cumulative	
Balance as at 1.01.2004	301,369
Increases during the period 1.01.2004 – 31.12.2004	71,603
Decreases during the period 1.01.2004 – 31.12.2004*	(37,462)
Balance as at 31.12.2004	335,510

* including exchange rate gains/losses from recalculating of consolidated entities

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

III. DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 4 Q 2004 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

At the end of 4Q 2004 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which are controlled, jointly controlled or significantly influenced by PKN ORLEN S.A.:

- 84 subsidiaries,
- 3 companies joint ventures,
- 20 associates.

In comparison to the end of 4Q 2003 there was a decline in the total number of subsidiaries, joint ventures and associates from 122 to 107. There were 71 entities consolidated in 4Q 2004, whereas in 4Q 2003 the number of entities consolidated amounted to 84.

The most important factors having material influence on operating results of the Capital Group in 4Q 2004 in comparison to 4Q 2003 are as follows (change: 4Q 2004 to 4Q 2003 if not stated differently):

- an increase in refining margin ("crack") on quotations for gasoline from 68.00 to 92.26 USD/ton (by 35.7%), on quotations for diesel oil from 63.65 to 160.92 USD/ton (by 152.8%) and on quotations for Ekoterm from 45.94 to 108.93 USD/ton (by 137.1%),
- an increase in average price of Brent crude oil quotations from 29.46 to 43.88 USD/bbl (by 48.9%),
- an increase in discount of Ural crude oil quotations in relation to Brent crude oil quotations from /-1.65/ USD/bbl to /-6.13/ USD/bbl (by 271.5%),
- an increase in sales volume of Ekoterm by 16.6%,
- a decrease in sales volume of gasoline by 5.0%,
- a decrease in sales volume of diesel oil by 0.7%,
- a decrease in sales volume of LPG by 6.5%,
- a decrease in an average USD exchange rate from 3.89 to 3.27 PLN/USD (by 15.9%),
- a decrease in an average EUR exchange rate from 4.62 to 4.24 PLN/EUR (by 8.2%).

In 4Q 2004 the Capital Group's retail sales and wholesales of motor fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,826,722 tons and was higher than sales realized in the corresponding period of the previous year by 27,579 tons (by 1.0%). In the period of four quarters 2004 the sales of the products mentioned above amounted cumulatively to 10,461,640 tons and increased by 556,775 tons (i.e. by 5.6%) in comparison to the corresponding period of the previous year. The total sales of all products (refinery, chemical and other) in 4Q 2004 amounted to 4,041,145 tons and was lower than in 4Q of the previous year by 71,167 tons (by 1.7%). Total sales for 4Q 2004 amounted cumulatively to 14,949,062 tons and was higher than for 4Q 2003 cumulatively by 374,093 tons (i.e. by 2.6%). The retail sales of motor fuels (gasoline, diesel oil, LPG) in 4Q 2004 amounted to 852,283 tons and was lower than sales in the corresponding period of the previous year by 118,589 tons (by 12.2%); the total retail sales for 4Q 2004 cumulatively decreased by 7.7% to the level of 3,344,035 tons.
A significant impact on volume of retail sales had the change in the rules of presentation of financial results in this segment. Starting from 2004 activities of companies located in Germany and activities of ORLEN Petrocentrum are presented proportionally to their activity in the refining segments (production + wholesales and retail sales). This decision was the consequence of increase in the share of wholesales in those companies. In 2003 the companies' activities were wholly presented in the refining segment (retail sales).

The trends connected with sales of the Company's core products are presented in the following table:

Sales volume of light products In the Capital Group of PKN ORLEN S.A.	4Q 2003		4Q 2004		Dynamics (%) 4Q 2004/ 4Q 2003
Wholesale of main light products, including:		**1,699,573**		**1,934,763**	**113.8**
- gasoline (tons)		440,697		453,941	103.0
- diesel oil (tons)		703,894		757,599	107.6
- Ekoterm (tons)		449,697		614,724	136.7
Retail sales of motor fuels, including:	**1,243,872**	**970,872**	**1,098,416**	**852,283**	**87.8 *)**
- gasoline (thousands litres) / (tons)	740,539	559,107	656,581	495,719	88.7
- diesel oil (thousands litres) / (tons)	455,449	384,854	382,520	323,229	84.0
- LPG (thousands litres) / (tons)	47,884	26,911	59,315	33,335	123.9
Total sales of fuels (tons)		**2,799,143**		**2,826,722**	**101.0**
- including motor fuels (tons)		2,271,829		2,211,909	97.4

*) The lack of comparability is due to the differences in qualification of the wholesales in Germany. The dynamics of the retail sales in Poland in 4Q 2004 in comparison to 4Q 2003 amounted to 98.6%.

Sales volume of light products In the Capital Group of PKN ORLEN S.A.	4Q 2003 cumulatively		4Q 2004 Cumulatively		Dynamics (%) 4Q 2004/ 4Q 2003 cumulatively
Wholesale of main light products, including:		**5,823,067**		**6,944,236**	**119.3**
- gasoline (tons)		1,595,829		1,819,073	114.0
- diesel oil (tons)		2,373,872		2,795,401	117.8
- Ekoterm (tons)		1,544,936		1,957,195	126.7
Retail sales of motor fuels, including:	**4,641,091**	**3,623,038**	**4,307,286**	**3,344,035**	**92.3**)**
- gasoline (thousands litres) / (tons)	2,750,738	2,076,807	2,573,469	1,942,969	93.6
- diesel oil (thousands litres) / (tons)	1,709,727	1,444,719	1,507,637	1,273,953	88.2
- LPG (thousands litres) / (tons)	180,626	101,512	226,180	127,113	125.2
Total sales of fuels (tons)		**9,904,865**		**10,461,640**	**105.6**
- including motor fuels (tons)		8,119,041		8,504,011	104.7

**) The lack of comparability is due to inclusion of activities in Germany in consolidation since 1 March 2003 and due to differences in recognition of wholesales in Germany. The dynamics of retail sale in Poland in 4Q 2004 cumulatively in comparison to 4Q 2003 cumulatively amounted to 98.5%.

High level of refining margins (cracks) on quotations of basic refining products sustained in 2004, high differentiation of quotations between Brent and Ural crude oil and measurable results of the undertaken actions aimed at operating costs reduction (by PLN 149m in 4Q 2004 and PLN 637m in 4Q 2004 cumulatively) and restructuring caused a considerable increase in operating profit of the Dominant Company and the Capital Group in comparison to the corresponding period of previous year.

The results of the Dominant Company compared with the Capital Group were as follows:

in thousands PLN

Items	4Q 2003		PKN's share in the Group	4Q 2004		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	3,153	3,001	95.2	3,327	3,240	97.4
Net sales revenue	9,364,266	6,723,121	71.8	11,034,277	7,963,482	72.2
Profit on sales	241,561	210,277	87.0	864,784	815,505	94.3
Operating profit	156,982	136,780	87.1	609,167	675,118	110.8
Profit before taxation	174,477	155,283	89.0	762,055	726,406	95.3
Net profit	213,851	214,472	100.3	659,611	583,186	88.4

in thousands PLN

Items	4Q 2003 cumulatively		PKN's share in the Group	4Q 2004 cumulatively		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	12,272	11,724	95.5	12,654	12,194	96.4
Net sales revenue	33,720,934	24,629,963	73.0	40,810,810	28,966,439	71.0
Profit on sales	1,300,232	1,071,860	82.4	3,193,299	2,862,318	89.6
Operating profit	1,303,849	1,172,163	89.9	2,817,200	2,656,986	94.3
Profit before taxation	1,254,301	1,148,241	91.5	3,114,903	2,874,447	92.3
Net profit	1,025,863	947,265	92.3	2,569,712	2,315,864	90.1

During 4Q 2004 the companies of the Capital Group processed 3,327 thousand tons of crude oil and during 4Q 2004 cumulatively 12,654 thousand tons. The achieved level of processing in 4Q 2004 is by 5.5% higher than in the corresponding period of the previous year, however, the processing of 4Q 2004 cumulatively is higher by 3.1% than in 4Q 2003 cumulatively.

In 4Q 2004 the profit on sales of the Capital Group reached the level of PLN 865m, whereas it amounted to PLN 242m in the corresponding period of the previous year. In 4Q 2004 cumulatively the profit on sales amounted to PLN 3,193m and was higher than in 4Q 2003 by 145.6%. While applying LIFO method of inventory valuation, an estimated profit on sales in 4Q 2004 amounted to PLN 1,049m comparing to PLN 239m in the corresponding period of previous year. In 4Q 2004 cumulatively an estimated profit on sales calculated using LIFO method amounted to PLN 2,936m comparing to PLN 1,262m in previous year. In 4Q 2004 there was a decreasing trend in crude oil prices, which resulted in decline of financial results of the Capital Group for 4Q 2004 calculated using the statutory, i.e. a weighted average method for inventory valuation by PLN 184m in comparison to amounts estimated using LIFO method.

In 4Q 2004 net profit of the Capital Group reached the level of PLN 660m and was higher by 208.4% than the profit gained in the corresponding period of the previous year. In 4Q 2004 cumulatively net profit amounted to PLN 2,570m and was higher than in 4Q 2003 cumulatively by 150.5%. While applying LIFO method, an estimated net profit in 4Q 2004 amounted to PLN 809m comparing to PLN 212m in 4Q 2003. In 4Q 2004 cumulatively an estimated net profit calculated with LIFO method amounted to PLN 2,363m comparing to PLN 998m in the comparable period of previous year.

In 4Q 2004 share of the Dominant Company in the profit on sales of the Capital Group increased from 87.0% to 94,3% in comparison to 4Q 2003. Above mentioned trends resulted from favourable economic factors in 2004, that had first of all the impact on the improvement of financial results of the Dominant Company.

Financial data with segment information of the Capital Group is presented below:

in million PLN

Items	4Q 2003				4Q 2004			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	215	61	-38	238	479	259	-46	692
Unallocated corporate income				3				6
Unallocated corporate expense				-84				-89
Operating profit				157				609

in million PLN

Items	4Q 2003 cumulatively				4Q 2004 cumulatively			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	1,317	378	16	1,711	2,366	819	29	3,214
Unallocated corporate income				19				34
Unallocated corporate expense				-426				-431
Operating profit				1,304				2,817

In 4Q 2004 the segment total operating profit increased by 287.9% in comparison to the corresponding period of the previous year. That increase was mostly influenced by a significant increase of the results of the refining segment by 122.8% (sustained very high margin levels on quotations for refining products) and chemical segment, which reported a 324.6% increase (prosperity on the market of petrochemical products during the year 2004, resulting mainly from the high demand for polyvinyl chloride and fertilizers). In 4Q 2004 in comparison to the corresponding period of previous year there was a significant decline in the stake of refining segment in the total result of segments. On the other hand, there was an increase in the stake of chemicals segment. Change in the structure of stakes in profit is the result of better prosperity for chemical products in comparison to refining products.

During 4 Q of 2004 in comparison to the corresponding period of the previous year there was an increase in the total operating profit of the segments by 116.0%. It was a consequence of an increase in the financial result of the refining segment by 79.7% (high level of margins in 2004) and increase in the result of the chemical segment by 116.7%. Taking into account the fact that financial results of the chemical segment in 2003 reflect the consequence of contribution of an organized part of the company to Basell Orlen Polyolefins Sp. z o.o. valued at the amount of PLN 112m (the difference between the net book value of the contributed assets and liabilities and the fair value of the stake gained) the operating profit of the chemical segment showed an increase after exclusion of the before mentioned effect by 207.9%.

In 4 Q of 2004 the Dominant Company did not issue securities under Bonds Issuance Program.

IV. UNUSUAL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE ACHIEVED FINANCIAL RESULTS

In the 12 month period ended 31 December 2004 there were no significant events affecting the amounts presented in this financial statement.

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

V. SEGMENT DATA

	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	for the period				for the period				for the period				for the period				for the period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003	
evenues																				
xternal sales	36,095,552	9,755,705	29,971,350	8,386,736	3,976,287	1,075,712	3,165,168	790,023	677,620	180,384	584,416	187,507	-	-	-	-	40,749,459	11,011,801	33,720,934	9,364,266
ter-segment sales	4,347,525	1,236,802	3,792,787	1,404,331	1,480,130	406,760	1,399,295	368,437	783,348	210,365	1,102,746	263,894	(6,611,003)	(1,853,927)	(6,294,828)	(2,036,662)	-	-	-	-
alue of hedge ansactions					61,351	22,476											61,351	22,476		
otal revenue	40,443,077	10,992,507	33,764,137	9,791,067	5,517,768	1,504,948	4,564,463	1,158,460	1,460,968	390,749	1,687,162	451,401	(6,611,003)	(1,853,927)	(6,294,828)	(2,036,662)	40,810,810	11,034,277	33,720,934	9,364,266
osts	**(37,785,720)**	**(10,343,555)**	**(32,395,611)**	**(9,530,270)**	**(4,658,201)**	**(1,208,625)**	**(4,283,971)**	**(1,085,720)**	**(1,386,372)**	**(411,495)**	**(1,639,427)**	**(467,668)**	**6,611,338**	**1,854,137**	**6,295,637**	**2,036,531**	**(37,218,955)**	**(10,109,538)**	**(32,023,372)**	**(9,047,127)**
ther operating come	205,901	120,100	183,797	81,249	32,372	11,080	132,708	4,649	54,036	13,724	41,066	9,069					292,309	144,904	357,571	94,967
ther operating cost	(497,300)	(290,258)	(235,837)	(126,379)	(73,109)	(48,610)	(35,469)	(16,466)	(100,110)	(39,313)	(73,256)	(30,959)					(670,519)	(378,181)	(344,562)	(173,804)
esult																				
gment result	2,365,958	478,794	1,316,486	215,667	818,830	258,793	377,731	60,923	28,522	(46,335)	15,545	(38,157)	335	210	809	(131)	3,213,645	691,462	1,710,571	238,302
nallocated corporate come																	34,056	6,578	19,066	2,685
nallocated corporate penses																	(430,501)	(88,873)	(425,788)	(84,005)
ofit from erations																	**2,817,200**	**609,167**	**1,303,849**	**156,982**
nancial income																	561,838	331,618	279,237	43,284
nancial expenses																	(299,915)	(182,819)	(361,583)	(36,835)
oss on disposal of all part of shares in bordinated entities																	13,837	516	243	(184)
ross profit																	**3,092,960**	**758,482**	**1,221,746**	**163,247**
ctraordinary gains																	62	44	973	79
ctraordinary losses																	(64)	(22)	(537)	274
rite-off of goodwill om consolidation	(4,927)	(1,271)	(4,698)	(1,251)	-	-	-	-	(838)	(210)	(837)	(209)					(5,765)	(1,481)	(5,535)	(1,460)
rite off of negative odwill from nsolidation	5,846	1,379	12,836	5,971	21,815	3,637	24,237	6,059	49	16	581	307					27,710	5,032	37,654	12,337
ofit before taxation																	**3,114,903**	**762,055**	**1,254,301**	**174,477**

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	for the period				for the period				for the period				for the period				for the period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		Ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003	
ome taxes																	(579,301)	(115,689)	(250,978)	33,777
er obligatory charges profit (increase of)																	-	-	-	-
re in profit (losses) ubordinated entities ounted for using ity method	358	107	452	32	77,309	24,605	44,613	9,095	11,304	1,122	11,166	2,418					88,971	25,834	56,231	11,545
ority interests																	(54,861)	(12,589)	(33,691)	(5,948)
profit																	**2,569,712**	**659,611**	**1,025,863**	**213,851**

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

	Refining and Marketing				Chemicals				Other operations				Consolidated			
	for the period				for the period				for the period				for the period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003	
erty, plant, equipment and intangible assets nditures	711,190	220,609	692,505	206,447	722,074	239,822	527,852	176,795	70,150	21,420	127,867	39,125	1,503,414	481,851	1,348,224	422,367
erty, plant, equipment and intangible assets nditures unallocated to segments													34,455	10,390	34,939	8,338
l property, plant, equipment and intangible ts expenditure													**1,537,869**	**492,241**	**1,383,163**	**430,705**
nent depreciation	766,087	179,288	723,427	187,990	171,723	42,274	188,670	45,245	144,523	35,808	161,900	38,868	1,082,233	257,370	1,073,997	272,103
llocated assets depreciation													31,597	7,256	34,607	9,037
l depreciation													**1,113,930**	**264,626**	**1,108,604**	**281,140**
-cash expenses other than depreciation	**338,439**	**218,767**	**148,550**	**75,278**	**26,065**	**12,966**	**18,432**	**6,566**	**77,439**	**32,204**	**40,498**	**6,446**	**441,943**	**263,937**	**207,480**	**88,290**

Geographical segments

In connection with purchasing long-term financial assets in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table presents consolidated sales of the Group by geographical market segmentation for the 12 and 3 month periods ended 31 December 2004 and 31 December 2003.

	Refining and Marketing				Chemicals				Other operations				Consolidated			
	for the period				for the period				for the period				for the period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003		ended 31 December 2004		ended 31 December 2003	
rt sales	1.137.266	296.684	770.772	230.408	912.034	236.856	790.741	191.345	21.491	3.909	17.773	4.731	2.070.791	537.449	1.579.286	426.484
estic sales:	**34.958.286**	**9.459.021**	**29.200.578**	**8.156.328**	**3.125.604**	**861.332**	**2.374.427**	**598.678**	**656.129**	**176.475**	**566.643**	**182.776**	**38.740.019**	**10.496.828**	**32.141.648**	**8.937.782**
s in Poland	26.324.652	7.239.832	22.931.015	6.239.227	3.064.253	838.856	2.374.427	598.678	656.129	176.475	566.643	182.776	30.045.034	8.255.163	25.872.085	7.020.681
s in Germany	8.633.634	2.219.189	6.269.563	1.917.101	-	-	-	-	-	-	-	-	8.633.634	2.219.189	6.269.563	1.917.101
uation of hedge actions					61.351	22.476							61.351	22.476		
l external nue	**36.095.552**	**9.755.705**	**29.971.350**	**8.386.736**	**4.037.638**	**1.098.188**	**3.165.168**	**790.023**	**677.620**	**180.384**	**584.416**	**187.507**	**40.810.810**	**11.034.277**	**33.720.934**	**9.364.266**

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS SINCE 1 OCTOBER 2004 AND UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 4 October 2004, the Management Board of Polski Koncern Naftowy ORLEN S.A. acknowledged the fulfillment of one of the conditions precedent provided for in the conditional agreement to acquire 114,224,038 bearer shares of Unipetrol a.s. ("Unipetrol"), each having the nominal value of CZK 100, and representing approximately 62.99% of all the issued and outstanding shares of Unipetrol. The agreement was signed on 4 June 2004 between the National Property Fund of the Czech Republic ("NPF") and the Company ("Unipetrol Share Purchase Agreement"). Pursuant to the provisions of the Unipetrol Share Purchase Agreement, one of the conditions precedent were preemptive rights to be executed with respect to the shares held by Unipetrol in Ceska rafinerska, a.s., or lapse of the time limit provided for the execution of such preemptive rights in connection with the change of control of Unipetrol; with such rights being granted to each IOC member (Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., being the shareholders of Ceska rafinerska, a.s.). According to the NPF notification received by the Company, the above mentioned condition precedent has been fulfilled as the NPF was informed by Unipetrol about lapse of the time period provided for the execution of the mentioned above preemptive rights since none of the IOC members had executed them within the prescribed time limits.

2. On 18 October 2004 the Supervisory Board of PKN ORLEN S.A. changed composition of the Management Board. It was connected with a planned change of the structure of the Management Board, which is oriented on its effective and transparent management.
   The changes were made in accordance to the previously agreed procedure, among others after individual evaluations carried through by the consulting company Korn/Ferry International.
   The Supervisory Board accepted resignations submitted on 18 October 2004 by:
   - Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN effective from 18 October 2004,
   - Sławomir Golonka and Jacek Strzelecki from the position of Vice-President of the Management Board of PKN ORLEN effective from 31 October 2004.

   Simultaneously the Supervisory Board of PKN ORLEN appointed to the Management Board the following persons:
   - Wojciech Heydel as the Vice-President of the Management Board effective from 1 November 2004,
   - Jana Maciejewicz as the Vice-President of the Management Board effective from 1 December 2004,
   - Cezary Smorszczewski as the Vice-President of the Management Board effective from 1 November 2004,
   - Pawel Szymanski as the Member of the Management Board effective from 18 October 2004.

3. On 3 November 2004, the Management Board of PKN ORLEN received the notice from Warsaw-based Kulczyk Holding S.A. informing PKN ORLEN that, according to article 147 of The Act on Public Trading in Securities, Euro Agro Centrum S.A., an affiliate of Kulczyk Holding, sold 945,000 bearer shares of PKN ORLEN on 27 October 2004, representing 0.221% of the initial capital and the same number of votes at the general meeting of PKN ORLEN. The transaction was settled on 2 November 2004. In the light of the above transactions Kulczyk Holding SA and its affiliates are in possession of 20,443,377 bearer shares of PKN ORLEN, an amount that accounts for 4.78% of the initial capital and ensures 20,443,377 votes at the general meeting of shareholders representing 4.78% of votes at the general meeting of shareholders of PKN ORLEN.

4. The Management Board of PKN ORLEN informed that according to the notification received by PKN ORLEN on December 16, 2004 from the National Property Fund of the Czech Republic ("NPF") that the European Commission had confirmed that its acquisition of 114,224,038 bearer shares in Unipetrol contains no public aid elements. This fulfills one of the conditions regarding PKN ORLEN's conditional agreement to purchase the shares in Unipetrol a.s.. The abovementioned decision of the European Commission was issued on December 1, 2004 and received by NPF on December 7, 2004.

5. On 23 December 2004, PKN ORLEN concluded an agreement with Deutschland AG on the short-term loan for the amount of EUR 60m concerning the period from 27 December 2004 to 28 February 2005. The aim of the loan is to secure the settlement of the tax liabilities by ORLEN Deutschland AG

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

resulting from its trade in fuels. PKN ORLEN owns 100% of the share capital of ORLEN Deutschland AG.

6. On 3 January 2005, PKN ORLEN concluded a wholesale agreement with SHELL Polska Spolka z o.o. for the sale of gasoline and diesel oil with an estimate gross value of PLN 1,905m for delivery during 2005.

7. On 3 January 2005, PKN ORLEN concluded a wholesale agreement with Orlen PetroCentrum Sp. z o.o. for the sale of gasoline and diesel oil with an estimate gross value of PLN 1,173m for delivery during 2005.

8. On 3 January 2005, PKN ORLEN concluded a wholesale agreement with BP Polska Spolka z o.o. for the sale of gasoline and diesel oil with an estimated gross value of PLN 2,377m for delivery during 2005.

9. On 3 January 2005, ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH, Hamburg for the delivery of fuels for PKN ORLEN's stations in Germany during 2005 with an estimated value of EUR 600m (PLN 2,443m).

10. On 3 January 2005, in the District Court in Opole, the merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., headquartered in Opole (transferee company), with the following companies (offeree companies) was completed:
    - Serwis Katowice Sp. z o.o., located in Katowice,
    - Serwis Kedzierzyn - Kozle Sp. z o.o., located in Kedzierzyn - Kozle,
    - Serwis Kielce Sp. z o.o., located in Kielce,
    - Serwis Lodz Sp. z o.o., located in Lodz,
    - Serwis Rzeszow Sp. z o.o., located in Rzeszow.

    The merger was effected through the take-over of the total assets of the offeree companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (merger by take-over).
    In accordance with the above, the articles of associations Zaklad Urzadzen Dystrybucyjnych concerning the initial capital of the company were changed; initial capital was increased by PLN 222,700, from PLN 6,536,500 to PLN 6,759,200 shares in the increased capital, with a nominal value of PLN 50 each, were taken by the shareholders of the offeree companies.
    As a result of this increase of the initial capital in Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. PKN ORLEN's stake decreased from 99.94% to 96.65%.
    After the registration of the merger and the increase of initial capital, the total number of shareholder votes of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. amounts to 135,184. The registration of the merger of Zaklad Urzadzen Dytrybucyjnych Sp. z o.o. with the companies: Serwis Katowice Sp. z o.o., Serwis Kedzierzyn - Kozle Sp. z o.o., Serwis Kielce Sp. z o.o., Serwis Lodz Sp. z o.o., Serwis Rzeszow Sp. z o.o., results in the cancellation of those companies from the registry.

11. On 4 January 2005, PKN ORLEN issued parent company guarantees to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total amounts of EUR 64m and USD 56m and a letter of guarantee to insurance institution Zurich Versicherung AG for the amount of EUR 25m to secure the liabilities of its subsidiary in Germany ORLEN Deutschland AG resulting from ORLEN Deutschland's fuel trading operations (totaling to PLN 533m). The guarantees came into force on 1 February 2005 and extend the period of validity of the currently binding guarantees that had been valid until 31 January 2005 (see regulatory announcements dated *28 January 2004, 12 February 2004, 20 February 2004, 2 August 2004*).The guarantees given to Shell Deutschland Oil GmbH are valid till 30 June 2005 whereas the guarantees given to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005. PKN ORLEN holds a 100% stake in ORLEN Deutschland AG.

12. On 6 January 2005, ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP Aktiengesellschaft for the purchase of gasoline and diesel oil during 2005 with an estimated value of approximately EUR 700m (approximately PLN 2,852.5m). The above mentioned agreement is a "significant agreement" according to the decree of the Council of the Ministers from 16 October 2002 concerning current and periodical information given by the securities issuers, in connection with the

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

fact that the value of the company exceeds 10% of the equity of PKN ORLEN. ORLEN Deutschland AG is wholly owned by PKN ORLEN.

13. On 12 January 2005, PKN ORLEN concluded a yearly agreement with Rafineria Trzebinia S.A. concerning the sale of gasoline and engine oil to this company in the year 2005. An estimated value of the transaction amounts to about PLN 343m (gross). PKN ORLEN owns 77.1 % of the share capital of the company Rafineria Trzebinia S.A.

14. On 13 January 2005, PKN ORLEN informed that it signed an agreement with Rafineria Trzebinia S.A. The subject of the agreement is the sale of gasoline for thermal decomposition purposes. The agreement is valid in the period between 11 January and 31 December 2005. The estimated value of the transaction amounts to USD 1,084,257 (about PLN 3,369,763). PKN ORLEN owns 77.1% of the share capital of Rafineria Trzebinia S.A.

15. On 19 January 2005, PKN ORLEN received a notice from PETROVAL S.A. stating that PETROVAL was halting the implementation of a forward contract to supply crude oil (dated December 21, 2002) due to a force majeure event which impeded the contract's performance. According to the notice delivered by PETROVAL S.A., the event that qualifies as a force majeure event and justifies interruption of the contract's performance is Yukos' inability to deliver crude oil. It is currently impossible to assess how long this situation will persist. The Management Board of PKN ORLEN has declared that the above described situation does not impede supply crude oil continuity thanks to previously undertaken contingencies. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts.

16. PKN ORLEN's Supervisory Board, the body authorized on the basis of §8 passage 11 p. 5 of the Company's Articles of Association and the Accounting Act (article 66 passage 4), following its meetings on 21 January 2005, has appointed KPMG Audyt Sp. z o.o. based in Warsaw, Chlodna Street 51, to audit PKN ORLEN's financial statements, and the Capital Group's consolidated financial statements for 2005, 2006 and 2007 according to the International Accounting Standards. In addition, KPMG will review PKN ORLEN and its Capital Group's unconsolidated and consolidated quarterly and half year financial statements starting from 2Q 2005 till 4Q 2007.

17. On 27 January 2005, PKN ORLEN revealed the information about the dates of publishing of the quarterly and half-year reports in 2005.

18. On 3 February 2005, PKN ORLEN announced that on February 2nd 2005, the Company's Supervisory Board approved a new strategy for PKN ORLEN.

    The PKN ORLEN strategy derives from the Company's new mission statement:
    "Aiming to become the regional leader we ensure long-term value creation for our shareholders by offering our customers products and services of the highest quality. As a transparent company, all our operations adhere to 'best practice' principles of corporate governance and social responsibility, with a focus on care for our employees and the natural environment".

    PKN ORLEN will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, we will continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of PKN ORLEN's focus on its core businesses, we will strengthen the Company's presence in its key business areas in the relevant markets, while continuing to restructure our asset portfolio.
    The presentation of the new strategy was placed on PKN ORLEN website: www.orlen.pl

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

VII. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT DATE OF ISSUE OF QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	% change in the period 29.10.2004 - 15.02.2005	Share in number of votes in % at the GM as at the day of issue of this report**	Number of shares as at the day of issue of this report**
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Tresury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (GDR owner)	10.82%	46,254,946	1.33	12.15%	51,953,172
Other	61.66%	263,743,919	(1.33)	60.33%	258,045,693
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 29 October 2004
** Data as at 15 February 2005

On 4 July 2003 the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK located in Warsaw that Commercial Union Mutual Pension Fund BPH CU WBK possessed on 1 July 2003 21,533,539 shares of PKN ORLEN, which constituted 5.04% of the total number of votes at the General Meeting of Shareholders.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this report.

VIII. CHANGES IN THE COMPANY'S SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The Company shares possessed by the Management Board and by the Supervisory Board in 4Q 2004:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Increases due to changes in the Management Board	Decreases due to changes in the Management Board	Number of shares as at the day of publication of this report**
Management Board	-	-	-	-	-	-
Supervisory Board	2,950	-	-	-		2,950

* Data as at 25 October 2004
** Data as at 15 February 2005

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

IX. INFORMATION ON MATERIAL PROCEEDINGS BEFORE COURT, BODY APPROPRIATE FOR ARBITRATION PROCEEDINGS, BODY OF PUBLIC ADMINISTRATION AND OTHER RISKS CONCERNING THE COMPANY OR ITS DEPENDENT ENTITIES

1. As at the date of these financial statements Rafineria Trzebinia S.A., the Company's subsidiary, has no overdue budget liabilities related to the excise tax or VAT.
The overdue VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of overdue tax liabilities of Rafineria Trzebinia S.A. for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004, Rafineria Trzebinia S.A. obtained appropriate expertise confirming correct classification of produced goods being subject to the excise duty.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession 40% of shares held in ORLEN PetroTank Sp z o.o. ("PetroTank") in exchange for receivables from Tankpol. On 30 October 2003, a legal case was filed against PKN ORLEN as compensation for PLN 69.898 thousand or return of the ceded shares. On 26 January 2004, Tankpol modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim Tankpol presented a new valuation of PetroTank amounting to PLN 232,147 thousand. On 22 January 2004, Tankpol approached the Company with a compromise offer stating that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004, during the first hearing the court suspended the legal proceeding for the period of three months in order to allow parties to reach a compromise. On 7 September 2004 the legal proceedings were suspended for another 3 months at both sides request. However in spite of the negotiations there was no agreement concluded between both sides. On 8 December 2004 Tankpol applied in front of the court to take the suspended legal action. According to the Management Board of the Company, based on the independent legal opinion the final result of the case should not influence significantly the presented financial results and the balances of the receivables and liabilities.

3. Due to the public information in relation to PKN ORLEN's purchase transactions, the Supervisory Board had taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The resulting reports on these procedures were presented to the Supervisory Board for further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information included in auditors' reports.
   - violation of the Company's purchase procedures.

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated and unconsolidated condensed financial statements for the 12 month period ended 31 December 2004.

4. On 20 May 2003 the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5m and was calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. In the opinion of the Management Board of the Company based on independent legal analyses the Company executed its put option and sold NOM shares to PSE. Consequently in year 2003, the Company recognised on the transaction profit amounting to PLN 27.5m (difference between purchase price of the stakes and the sales price resulting from the put option).
On 23 September 2004 during the first hearing in the Court of Arbitration initial presentation of both sides' positions took place. The Court took also decision about hearing of witnesses of both sides. On 7 October

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

2004, there was a hearing, during which the called witnesses were examined. The hearing was postponed to 28 October 2004. As a consequence of the absence of one of the witnesses the date of the next hearing was set for 19 November 2004. The hearing did not take place however due to the illness of the chairman of judging body. During the next hearing on 17 December 2004 the both sides were requested to present additional explanations and opinions. Depending on the official stands concerning statements of the opposite side and potential claims. The Arbitration Court will make a decision either about the potential sentence or the once more recognition of the case.
Due to the prolonged arbitration proceeding the Company provided for receivable balance from PSE in full (PLN 111.5m). In the Management's opinion there is a significant risk that the receivable would not be collected.

5. The Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), according to the paragraph 36 the method of calculation of system fee, constituting an element of a power transfer fee has been changed. According to paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management estimated the claim and set up in 2002 an accrual for liability to ZEP S.A in the amount of PLN 8,272 thousand, and provided for it in the amount of PLN 9,781 thousand. As a consequence of the negative decision of the court PKN ORLEN was obliged to pay a liability due to the above mentioned system fee to ZEP S.A. in the amount of PLN 46,232 thousand. As a result the provision for business risks increased by PLN 28,179 thousand to cover the whole judged amount.

6. On 18 August 2004 the Management Board of PKN ORLEN S.A. informed that on 11 August 2004 the Register Court in Krakow registered an increase in the share capital of the company ORLEN Oil. The share capital was increased from PLN 44m by the amount of PLN 31m, up to PLN 75m. The stake in the increased share capital was covered in whole by PKN ORLEN in the form of cash contribution. After the increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47.2%. Remaining shares are possessed by Rafineria Trzebinia S.A. (43.8%), Rafineria Jedlicze S.A. (4.5%), Rafinenria Czechowice S.A. (4.5%). Each share gives the right to only one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is to acquire resources for partly financing of the acquisition of ORLEN Oil's assets being the element of the Oil Department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil assets of PKN ORLEN around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A. The contributed assets constitute above 20% of current initial capital of ORLEN Oil and constitute financial assets of significant value in accordance with §2 Act 1 and 3 the Decree of the Council of Ministers dated on 16 October 2001 on current and periodic information published by issuers of securities.

The Capital Group of PKN ORLEN S.A. SA-QSr 4Q 2004 PLN'000

X. INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANY'S EQUITY

During the period from 1 January 2004 to 31 December 2004 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities or receivables accounting for 10% or more of the Company's equity.

XI. INFORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

During the period from 1 January 2004 to 31 December 2004 there were no unusual transactions with related entities in the Capital Group, where the value of the transaction would exceed EUR 500 thousand, apart from the short-term loan granted to ORLEN Deutschland on 23 December 2004 for the amount of EUR 60m. The loan was fully repaid on 14 February 2005.
Transactions concluded within the Capital Group were supply and services typical for the profile of activity of particular companies within the Group apart from enlargement of the share capital in the company ORLEN Oil and the sale of the Oil Department of PKN ORLEN to the company ORLEN Oil.

XII. INFORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES. WHERE THE AMOUNT OF GUARANTEE ACCOUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY

Within the Capital Group of PKN ORLEN during the period from 1 January 2004 to 31 December 2004, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any other entity or their subsidiaries, where the amount of surety or guarantee would account for 10% or more of the Company's equity, except for registered pledge established by PKN ORLEN pursuant to the registered share pledge agreement dated 19 December 2003, which provides a security for repayment by Basell ORLEN Polyolefins („BOP") of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement between subjects granting finance for BOP up to the maximum security amount of EUR 750m.

XIII. ADDITIONAL INFORMATION

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN Oil are subject of the project "Restructuring of the southern assets of the Capital Group PKN ORLEN". The project assumes optimization and consolidation of production and sale of fuel, engine oils, lubricants and paraffin in the Capital Group of PKN ORLEN S.A.

In 1Q 2005 the Management Board of PKN ORLEN will make a decision concerning the above mentioned restructuring of the southern assets.

As of the date of the above consolidated condensed financial statement preparation, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 31 December 2004 are known to the Management Board.

MANAGEMENT BOARD SIGNATURES

....
President
Igor Chalupec

....	....	....
Vice President	**Vice President**	**Vice President**
Wojciech Heydel	Andrzej Macenowicz	Jan Maciejewicz
....	....	....
Vice President	**Vice President**	**Member**
Cezary Smorszczewski	Janusz Wisniewski	Pawel Szymanski

Plock, 25 February 2005

XIII. DODATKOWE INFORMACJE

Rafineria Nafty Jedlicze, Rafineria Trzebinia i ORLEN OIL objęte są projektem „Restrukturyzacji aktywów południowych Grupy Kapitałowej PKN ORLEN S.A." Projekt zakłada optymalizację i konsolidację produkcji i sprzedaży paliw, olejów silnikowych i smarowych oraz parafin w Grupie Kapitałowej PKN ORLEN S.A.

W I kwartale 2005r. Zarząd PKN ORLEN podejmie decyzję na temat powyżej opisanej restrukturyzacji aktywów południowych.

Na dzień sporządzenia niniejszego skróconego skonsolidowanego sprawozdania finansowego nie są znane Zarządowi żadne efekty potencjalnych działań restrukturyzacyjnych, które mogłyby istotnie wpłynąć na prezentowane dane Grupy na dzień 31 grudnia 2004 roku.

PODPISY CZŁONKÓW ZARZĄDU



Prezes Zarządu
Igor Chalupec





Wiceprezes Zarządu
Wojciech Heydel

Wiceprezes Zarządu
Andrzej Macenowicz

Wiceprezes Zarządu
Jan Maciejewicz





Wiceprezes Zarządu
Cezary Smorszczewski

Wiceprezes Zarządu
Janusz Wiśniewski

Członek Zarządu
Paweł Szymański

Płock, dnia 25 luty 2005 roku

Dyrektor
Biuro Polityki Finansowej
Grażyna Tomala

ORLEN
Polski Koncern Naftowy ORLEN Spółka Akcyjna

Podstawowe dane finansowe

Grupa PKN ORLEN	12 miesięcy zakończone 31 grudnia 2004 (niebadane)		3 miesiące zakończone 31 grudnia 2004 (niebadane)		12 miesięcy zakończone 31 grudnia 2003 (niebadane)		3 miesiące zakończone 31 grudnia 2003 (niebadane)		Zmiana % 12 miesięcy		Zmiana % 3 miesiące	
Wyniki wg MSSF	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD
Przychody ze sprzedaży	30 535	8 369	8 313	2 544	24 412	6 276	6 908	1 777	25,1%	33,3%	20,3%	43,2%
EBITDA[2]	4 011	1 099	901	276	2 503	643	478	123	60,2%	70,9%	88,5%	124,4%
Zysk operacyjny (strata)	2 777	761	598	183	1 267	326	152	39	119,2%	133,4%	293,4%	369,2%
Koszty finansowe	256	70	168	51	377	97	55	14	-32,1%	-27,8%	205,5%	264,3%
Zysk netto (strata)	2 442	669	610	187	987	254	219	56	147,4%	163,4%	178,5%	233,9%
Zysk netto (strata) wg LIFO	2 235	613	759	232	959	247	217	55	133,1%	148,2%	249,8%	321,8%
Cash flow operacyjny	3 592	985	799	244	1 707	439	266	68	110,4%	124,4%	200,4%	258,8%

(1) Do przeliczenia danych finansowych wyrażonych w USD zastosowano następujące średnie kursy: 12 m-cy '03 – 3,8898 zł, 12 m-cy '04- 3,6484 zł, 3 m-ce '03 – 3,8864 zł, 3 m-ce '04 –3,2680 zł.
(2) EBITDA = ZYSK OPERACYJNY+AMORTYZACJA

- **Segment Rafineryjny (Produkcja + Hurt)** – wzrost wyniku w IV kwartale 2004 roku o 302 mln zł w porównaniu z IV kwartałem 2003 roku, związany głównie ze wzrostem marż z notowań na produkty rafineryjne, zwiększeniem dyferencjału URAL/Brent oraz obniżką kosztów operacyjnych.
- **Segment Rafineryjny (Detal)** – odnotowane w IV kwartale 2004 roku zwiększenie straty o 28 mln zł w porównaniu z IV kwartałem 2003 roku wynikające przede wszystkim ze straty osiągniętej na działalności w Niemczech.
- **Segment Chemiczny** – wzrost wyniku w IV kwartale 2004 roku w odniesieniu do analogicznego kwartału 2003 roku o 183 mln zł wynikający z poprawy koniunktury na główne produkty PKN ORLEN S.A. oraz Anwil S.A.
- **Segment Pozostała Działalność** – spadek przychodów o 14,0% przy jednoczesnym zmniejszeniu kosztów segmentu o 10,6% wpłynęły negatywnie na wynik segmentu. Strata w IV kwartale 2004 roku wyniosła 50 mln zł w porównaniu z 39 mln zł straty w IV kwartale 2003 roku. .
- **Premia lądowa** – wzrost premii lądowej w IV kwartale 2004 roku w porównaniu z IV kwartałem 2003 roku o 39 mln zł (tj. o 36,1%).
- **Zysk na sprzedaży** – wzrost wyniku na sprzedaży o 44,7% w IV kwartale 2004 roku w porównaniu z IV kwartałem 2003 roku wynikający głównie z korzystnych trendów rynkowych w Segmentach Rafineryjnym (Produkcja + Hurt) i Chemicznym oraz działań proefektywnościowych.
- **Zysk netto** – wyniósł w IV kwartale 2004 roku 610 mln zł i wzrósł o 391 mln zł w stosunku do zysku z IV kwartału 2003 roku głównie z tytułu wysokiego zysku na sprzedaży.
- **Środki pieniężne netto z działalności operacyjnej** – wzrost wygenerowanych w IV kwartale 2004 roku środków o 533 miliony złotych w porównaniu z IV kwartałem 2003 roku głównie w wyniku wzrostu zysku netto oraz zmniejszenia poziomu należności i zapasów.
- **CAPEX (nakłady na środki trwałe i wartości niematerialne)** – niższy poziom nakładów w IV kwartale 2004 roku w porównaniu z IV kwartałem roku 2003 o 49 mln zł wynikający z niższej realizacji zamierzeń inwestycyjnych głównie w Segmentach Chemicznym i Pozostałej Działalności.
- **Program Redukcji Kosztów Operacyjnych** – realizacja programu redukcji kosztów w wysokości 149 mln zł w IV kwartale 2004 roku przy 95 mln zł w IV kwartale 2003 roku.

„Ubiegły, 2004 rok obfitował w wiele istotnych wydarzeń zarówno dla PKN Orlen, jak i dla całej polskiej gospodarki. Na otoczenie makroekonomiczne funkcjonowania Spółki wpływ miała koniunktura w całej branży charakteryzująca się między innymi wysokimi notowaniami marż i cen ropy oraz dyferencjału Ural/Brent. Ponadto przystąpieniu Polski 1 maja 2004 r. do Unii Europejskiej towarzyszyło przyspieszenie tempa rozwoju gospodarczego kraju. W drugiej połowie 2004 roku dokonano istotnych zmian personalnych i organizacyjnych we władzach Spółki mających na celu podniesienie poziomu efektywności i przejrzystości zarządzania Koncernem. Zmiany we władzach Koncernu zostały przeprowadzone w sposób bardzo sprawny i dziś można stwierdzić, iż zostały przychylnie odebrane przez inwestorów, którzy obdarzyli nowe kierownictwo dużym kredytem zaufania. Przejawia się to m.in. w rosnącym kursie akcji PKN Orlen na Giełdzie Warszawskiej. W czwartym kwartale 2004 roku PKN Orlen funkcjonował już pod kierownictwem nowego Zarządu. Zespół ten podjął się nie tylko przyspieszenia rozpoczętych uprzednio programów poprawy efektywności firmy, oraz wdrożenia nowych, ale również rozpoczął prace nad stworzeniem nowej strategii dla Koncernu ukierunkowanej na długofalowy wzrost wartości dla akcjonariuszy i umacnianie pozycji regionalnego lidera w branży.

Czwarty kwartał 2004 roku ubiegł pod znakiem kontynuacji wyżej wymienionych korzystnych trendów ekonomicznych dla sektora paliwowego, które charakteryzowały cały miniony rok i które przyczyniły się do osiągnięcia przez PKN ORLEN S.A. rekordowych wyników finansowych. Ceny ropy naftowej utrzymywały się na wysokim poziomie (średnio w IV kw. 44$/bbl) i były wywołane wysokim popytem na surowce energetyczne przez gospodarkę światową, a zwłaszcza dynamicznym rozwojem Chin oraz brakiem stabilności w Iraku i regionie Bliskiego Wschodu. Wysokim cenom ropy naftowej na światowych giełdach towarzyszył wysoki dyferencjał Ural/Brent, który w czwartym kwartale kształtował się na poziomie 6,13$/bbl, a w całym 2004 roku wyniósł średnio 4,12$/bbl. W 2004 roku odnotowano również wzrost marż rafineryjnych w odniesieniu do benzyn o 41,5% (do poziomu 114,06 USD/tonę) w stosunku do roku 2003, natomiast w odniesieniu do oleju napędowego analogiczny poziom wzrostu marży wyniósł 66,1% (do poziomu 102,76USD/tonę).

Korzystna sytuacja makroekonomiczna została w pełni wykorzystana przez PKN Orlen S.A. Rok 2004 był kolejnym rekordowym dla Koncernu pod względem osiągniętych wyników finansowych. W całym roku przychody wzrosły do poziomu ponad 30 mld zł, tj. o przeszło 25% w porównaniu do roku 2003, z jednoczesnym wzrostem zysku netto do 2,4 mld zł, tj. o 147% w porównaniu do osiągniętego wyniku na koniec 2003 roku Oznacza to również wzrost zwrotu na zaangażowanym kapitale do poziomu 19,0%, przy 8,2% dla roku 2003.

Prezentowane, bardzo dobre wyniki finansowe Koncernu w minionym roku to jednak nie tylko efekt dobrej koniunktury na rynku i korzystnych uwarunkowań makroekonomicznych. Jest to również wynik wytężonej pracy załogi Koncernu. Przejawia się to między innymi we wzroście przerobu ropy naftowej, skutecznej realizacji polityki dostosowania cen produkowanych paliw silnikowych do trendów rynkowych, oraz zmniejszeniu poziomu kosztów operacyjnych, co wpływa na poprawę konkurencyjności Koncernu na rynku. Średnie ceny w okresie 12 m-cy kształtowały się nieznacznie poniżej parytetu importowego, co ukierunkowane było na wyhamowanie trendu spadkowego w sprzedaży detalicznej paliw i umacnianie pozycji w rynku hurtowym. Konsekwentna realizacja Programu Redukcji Kosztów Operacyjnych dała efekt w postaci 378 mln zł oszczędności widocznych we wskaźniku EBIT.

W czwartym kwartale ubiegłego roku kontynuowane były intensywne prace nad finalizacją projektu zakupu akcji czeskiego Holdingu Unipetrol. W październiku 2004 roku spełnił się jeden z istotnych warunków zawieszających, zastrzeżonych w umowie nabycia akcji Unipetrol, tj. żaden z obecnych akcjonariuszy spółki Ceska Rafinerska a.s. (Eni International B.V., ConoccoPhilips and Central Europe Holdings B.V. oraz Shell Overseas Investments B.V.) nie wykonał przysługującego mu prawa pierwokupu akcji w związku z przejęciem przez PKN ORLEN S.A. kontroli nad Holdingiem Unipetrol. Trwały również intensywne prace nad kompletacją wszelkich niezbędnych dokumentów dla Komisji Europejskiej, która obecnie, wobec wstąpienia Polski i Czech do Unii Europejskiej jest właściwym organem do zajęcia stanowiska o wpływie transakcji na Wspólny Rynek.

Należy odnotować także, iż bez wpływu na bieżące funkcjonowanie Koncernu był przebieg konfliktu pomiędzy władzami Federacji Rosyjskiej a koncernem Yukos, z którego pochodziła w 2004 roku część dostarczanej do PKN ORLEN S.A. ropy naftowej. Monitorując jego rozwój Zarząd zapewnił Koncernowi dostawy surowca z innych źródeł.

Niewątpliwie rekordowy pod względem osiągniętych wyników finansowych rok 2004 stwarza dla Koncernu mocną pozycję wyjściową dla realizacji priorytetowych celów postawionych w przyjętej 2 lutego br. strategii rozwoju na lata 2005-2009. Jest to jednak zarazem wyzwanie dla Kierownictwa Spółki, aby tkwiący w Koncernie potencjał wykorzystać w możliwie najlepszy sposób. Wszelkie działania będą nakierowane na budowę własnej wartości Spółki, co przekłada się na wzrost wartości dla akcjonariuszy. PKN ORLEN S.A. skupi się przede wszystkim na poprawie efektywności swoich działań i inwestycji. Będzie wzmacniał działalność podstawową na rynkach macierzystych i aktywnie monitorował możliwości ekspansji na nowych rynkach."

Wyniki w segmentach

Sytuacja rynkowa

W okresie IV kwartału 2004 roku średnia cena ropy Brent w notowaniach wyniosła 43,88 USD/bbl i była wyższa od ceny z analogicznego okresu 2003 roku o 14,42 USD/bbl tj. o 48,9%. Wzrostowi cen ropy towarzyszyło zwiększenie poziomu dyferencjału URAL/Brent z 1,65 USD/bbl w IV kwartale 2003 roku do 6,13 USD/bbl w IV kwartale 2004 roku. W IV kwartale 2004 roku średnia cena benzyn z notowań wyniosła 424,88 USD/t i wzrosła w stosunku do IV kwartału 2003 roku o 134,46 USD/t (tj. o 46,3%). W tym samym okresie zanotowano jeszcze większy od benzyn wzrost cen z notowań oleju napędowego i Ekotermu odpowiednio o 207,45 USD/t i 173,18 USD/t (tj. o 72,5% i 64,5%). Marże crack z notowań w IV kwartale 2004 roku w porównaniu z analogicznym okresem 2003 roku charakteryzowały się wzrostem w przypadku benzyny o 35,7% oraz bardzo wysokim wzrostem dla oleju napędowego i oleju opałowego lekkiego odpowiednio o 152,8% i 137,1%. Nastąpił spadek kursu dolara amerykańskiego oraz EUR odpowiednio o 15,9% i o 8,4% (z 3,8864 USD/PLN w IV kwartale 2003 roku do 3,2680 USD/PLN w IV kwartale 2004 roku oraz z 4,6219 EUR/PLN w IV kwartale 2003 roku do 4,2350 EUR/PLN w IV kwartale 2004 roku).

Wg Głównego Urzędu Statystycznego (GUS) w 2004 roku Polska zanotowała korzystne wyniki gospodarcze, czego skutkiem była stabilizacja wzrostu gospodarczego na wysokim poziomie. Produkcja przemysłowa wzrosła o 12,3 % w porównaniu z 12 miesiącami 2003 roku.

Z danych Głównego Urzędu Statystycznego wynika również, że w IV kwartale 2004 r. ceny towarów i usług konsumpcyjnych wzrosły o 0,9%, w analogicznym kwartale 2003 roku wzrost ten wyniósł 1,1%. Większa była również dynamika cen towarów i usług konsumpcyjnych w skali całego 2004 roku - wzrost o 4,4% (grudzień do grudnia), wobec 1,5% w 2003 roku. Ceny w zakresie transportu w okresie 12 miesięcy 2004 roku były wyższe niż w analogicznym okresie 2003 roku o 9,6% (grudzień do grudnia), głównie w wyniku wzrostu cen paliw o 17,0%.

Według danych firmy Samar w okresie 12 miesięcy 2004 roku sprzedano w Polsce 318,0 tys. nowych samochodów, czyli o 10,1% mniej niż w 2003 roku. Złożyło się na to wiele przyczyn, przewidywanych wcześniej przez analityków, w tym zmiany w podatku VAT, wzrost cen oferowanych samochodów, a także wysokie ceny paliw. Bardzo ważnym czynnikiem, który wpływał negatywnie na rynek nowych aut było otwarcie granic dla prywatnego importu pojazdów. Od maja 2004 roku do Polski sprowadzono 811,8 tys. używanych samochodów.

Szacunkowy udział sprzedanych przez PKN ORLEN S.A. paliw płynnych w konsumpcji krajowej w okresie 12 miesięcy 2004 wyniósł dla benzyn 61,8%, dla ON 48,0% i dla Ekotermu 60,1%.

Segment Rafineryjny (Produkcja + Hurt)

Segment Rafineryjny (Produkcja+Hurt)	12 miesięcy zakończone 31 grudnia 2004 (nie badane)		3 miesiące zakończone 31 grudnia 2004 (nie badane)		12 miesięcy zakończone 31 grudnia 2003 (nie badane)		3 miesiące zakończone 31 grudnia 2003 (nie badane)		Zmiana % 12 miesięcy		Zmiana % 3 miesiące	
Wyniki segmentu wg MSSF	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD
Przychody segmentu w tym:	21 197	5 810	5 933	1 815	15 798	4 061	4 372	1 125	34,2%	43,1%	35,7%	61,3%
Przychody zewnętrzne	14 337	3 930	4 127	1 263	10 066	2 588	2 890	744	42,4%	51,9%	42,8%	69,8%
Przychody wewnętrzne*	6 860	1 880	1 806	552	5 732	1 473	1 482	381	19,7%	27,6%	21,9%	44,9%
Koszty segmentu	18 905	5 182	5 392	1 649	14 585	3 750	4 133	1 064	29,6%	38,2%	30,5%	55,0%
Wynik segmentu**	**2 292**	**628**	**541**	**166**	**1 213**	**312**	**239**	**61**	**89,0%**	**101,3%**	**126,4%**	**172,1%**
Sprzedaż zewnętrzna (tys. ton)	9 143		2 519		8 416		2 473		8,6%		1,9%	
Sprzedaż zewnętrzna produktów (tys. ton)***	9 143		2 519		8 419		2 473		8,6%		1,9%	

**)Przychód obejmuje przesunięcia do detalu w wysokości:12 m-cy '03 – 2 413 mln zł, 12 m-cy '04 – 2 575 mln zł, 3 m-ce '03 - 216 mln zł, 3 m-ce '04 - 588 mln zł.*
***)Wynik operacyjny segmentu nieuwzględniający kosztów nieprzypisanych do żadnego segmentu (dotyczących całej Grupy).*
****)Produkty łącznie z materiałami m.in. ropa naftowa.*

Wynik segmentu za IV kwartał 2004 roku wyniósł 541 mln zł, podczas gdy w analogicznym okresie 2003 roku wynik segmentu wyniósł 239 mln zł. Na wzrost wyniku segmentu wpłynęło zwiększenie przychodów (o 35,7%), podczas gdy koszty segmentu ogółem wzrosły tylko o 30,5%. Na poziom przychodów i kosztów segmentu duży wpływ miało zaliczenie w IV kwartale 2004 roku do segmentu części działalności spółek na terenie Niemiec (około 548 mln zł po stronie przychodów jak i kosztów) oraz ORLEN Petrocentrum sp. z o.o. (około 400 mln zł po stronie przychodów jak i kosztów). W ubiegłym roku spółki te były przypisane w całości do Segmentu Rafineryjnego (Detal). Decyzja o podzieleniu działalności była podyktowana wzrostem udziału sprzedaży hurtowej w tych spółkach.

Realizacja Kompleksowego Programu Redukcji Kosztów Operacyjnych przyniosła oszczędności dla tego segmentu w IV kwartale 2004 roku w wysokości 63,9 mln zł, czyli o 2 mln więcej niż w analogicznym kwartale 2003 roku.

Pozytywny wpływ na wynik segmentu miał wzrost notowań cen na benzyny, olej napędowy i opałowy lekki w IV kwartale 2004 roku w stosunku do analogicznego kwartału 2003 roku. Równocześnie wzrostowi cen towarzyszyło zwiększenie marż z notowań na te produkty oraz wzrost dyferencjału ropy URAL/Brent.

W IV kwartale 2004 roku wzrosła ilościowa sprzedaż zewnętrzna oleju napędowego i benzyn odpowiednio o 7,6% i 3,0% w porównaniu z analogicznym kwartałem 2003 roku. Tendencję wzrostową odnotowano również w odniesieniu do Ekotermu, którego sprzedaż w IV kwartale 2004 roku wzrosła w stosunku do analogicznego kwartału 2003 roku o 36,7%. Sprzedaż ilościowa produktów lekkich ogółem wzrosła o 13,8%. Wzrost sprzedaży ilościowej paliw wynika m.in. z zaliczenia w IV kwartale 2004 do segmentu części działalności spółek na terenie Niemiec oraz ORLEN Petrocentrum sp. z o.o. oraz wzrostu konsumpcji ilościowej paliw w Polsce w stosunku do IV kwartału 2003 roku.

Po 4 kwartałach wynik segmentu wyniósł 2 292 mln zł, co oznacza wzrost w porównaniu z 2003 rokiem o 1 079 mln zł.

Segment Rafineryjny (Detal)

Segment Rafineryjny (Detal)	12 miesięcy zakończone 31 grudnia 2004 (nie badane)		3 miesiące zakończone 31 grudnia 2004 (nie badane)		12 miesięcy zakończone 31 grudnia 2003 (nie badane)		3 miesiące zakończone 31 grudnia 2003 (nie badane)		Zmiana % 12 miesięcy		Zmiana % 3 miesiące	
Wyniki segmentu wg MSSF	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD
Przychody segmentu w tym:	11 584	3 175	2 937	899	11 091	2 851	3 174	817	4,4%	11,4%	-7,5%	10,0%
Przychody zewnętrzne	11 548	3 165	2 925	895	10 651	2 738	3 043	783	8,4%	15,6%	-3,9%	14,3%
Przychody wewnętrzne	36	10	12	4	440	113	131	34	-91,8%	-91,2%	-90,8%	-88,2%
Koszty segmentu	11 535	3 162	3 003	919	11 053	2 841	3 212	827	4,4%	11,3%	-6,5%	11,1%
Wynik segmentu*	**49**	**13**	**-66**	**-20**	**38**	**10**	**-38**	**-10**	**28,9%**	30,0%		
Sprzedaż zewnętrzna (tys. ton)	3 346		852		3 864		1 049		-13,4%		-18,8%	

**) Wynik operacyjny segmentu nieuwzględniający kosztów nieprzypisanych do żadnego segmentu (dotyczących całej Grupy)*

Dynamika sprzedaży detalicznej na rynku krajowym w IV kwartale 2004 roku w stosunku do IV kwartału 2003 roku wyniosła 98,6%, natomiast za 4 kwartały 2004 roku w porównaniu z 4 kwartałami 2003 roku dynamika ta wyniosła 98,5%. W IV kwartale 2004 roku w stosunku do IV kwartału 2003 roku nastąpił wzrost o 13,9% marży uzyskanej na towarach pozapaliwowych w PKN ORLEN S.A. Przychody ze sprzedaży tych towarów przez spółki Grupy wyniosły 213 mln zł w IV kwartale 2004 roku, co oznacza wzrost o 2,4% w stosunku do analogicznego okresu 2003 roku. W IV kwartale 2004 roku, w wyniku szeregu działań promocyjnych prowadzonych przez PKN ORLEN S.A. nastąpił dalszy wzrost ilościowej sprzedaży detalicznej paliw realizowanej w ramach programu FLOTA o 19,3% w stosunku do IV kwartału 2003 roku, odnotowano spadek udziału sprzedaży paliw w ramach programu VITAY w sprzedaży detalicznej ogółem o 3,9 pkt %.

W IV kwartale 2004 roku przychody segmentu w porównaniu z IV kwartałem 2003 roku spadły o 237 mln zł (o 7,5%), natomiast koszty zmniejszyły się o 209 mln zł (o 6,5%). Na większą dynamikę spadku przychodów niż kosztów w Grupie miała wpływ głównie działalność na terenie Niemiec, której przychody zaliczone do tego segmentu w IV kwartale 2004 roku spadły o 248 mln w porównaniu z IV kwartałem 2003 roku i wyniosły 1 694 mln zł, podczas gdy koszty obniżyły się jedynie o 190 mln zł i wyniosły 1 768 mln zł i tym samym działalność na terenie Niemiec w IV kwartale 2004 roku przyporządkowana do tego segmentu przyniosła stratę w wysokości 74 mln zł (16 mln zł straty w IV kwartale 2003 roku). W IV kwartale 2004 roku sprzedaż spółek niemieckich została częściowo zakwalifikowana do segmentu Rafineria (Produkcja+Hurt), podczas gdy w IV kwartale 2003 roku całość działalności tych spółek przypisana była do segmentu Rafineria (Detal). Spadkowi przychodów segmentu towarzyszył spadek sprzedaży ilościowej (o 18,7%), co wynika m.in. ze zmiany zasad prezentacji wyników w segmentach.

Realizacja Kompleksowego Programu Redukcji Kosztów Operacyjnych przyniosła oszczędności dla tego segmentu w IV kwartale 2004 roku w wysokości 42,1 mln zł (23,5 mln zł w IV kwartale 2003 roku).

W efekcie oddziaływania powyższych czynników w IV kwartale 2004 roku strata segmentu w porównaniu do IV kwartału 2003 roku zwiększyła się o 28 mln zł i wyniosła 66 mln zł (w IV kwartale 2003 roku strata w wysokości 38 mln zł).

Po 4 kwartałach 2004 roku wynik segmentu wyniósł 49 mln zł, podczas gdy w 2003 roku zysk segmentu osiągnął poziom 38 mln zł.

Segment Chemiczny

Segment Chemiczny	12 miesięcy zakończone 31 grudnia 2004 (nie badane)		3 miesiące zakończone 31 grudnia 2004 (nie badane)		12 miesięcy zakończone 31 grudnia 2003 (nie badane)		3 miesiące zakończone 31 grudnia 2003 (nie badane)		Zmiana % 12 miesięcy		Zmiana % 3 miesiące	
Wyniki segmentu wg MSSF	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD
Przychody segmentu, w tym:	5 481	1 502	1 496	458	4 545	1 168	1 164	300	20,6%	28,6%	28,5%	52,7%
Przychody zewnętrzne	3 939	1 080	1 067	326	3 145	809	795	205	25,2%	33,5%	34,2%	59,0%
Przychody wewnętrzne	1 481	405	407	125	1 400	359	369	95	5,8%	12,8%	10,3%	31,6%
Wart. rozl. transakc. zabezp.	61	17	22	7								
Koszty segmentu	4 671	1 280	1 241	380	4 127	1 061	1 092	281	13,2%	20,6%	13,6%	35,2%
Wynik segmentu*	**810**	**222**	**255**	**78**	**418**	**107**	**72**	**19**	**93,8%**	**107,5%**	**254,2%**	**310,5%**
Sprzedaż zewnętrzna (tys. ton)	2 217		569		2 204		563		0,6%		1,1%	

*) *Wynik operacyjny segmentu nieuwzględniający kosztów nieprzypisanych do żadnego segmentu (dotyczących całej Grupy)*

W okresie IV kwartału 2004 roku wynik segmentu wyniósł 255 mln zł, podczas gdy w IV kwartale 2003 roku osiągnął poziom 72 mln zł. Przychody segmentu były wyższe o 332 mln zł (o 28,5%) przy nieznacznie wyższej ilościowej sprzedaży zewnętrznej (o 1,1%). Jest to efekt poprawy koniunktury na petrochemikalia, a głównie na produkty sprzedawane przez PKN ORLEN S.A. i ANWIL S.A. W IV kwartale 2004 roku odnotowano wzrost wartości sprzedaży głównych produktów tych spółek: etylenu (o 28,6%), propylenu (o 53,8%), benzenu (o 165,5%), saletry amonowej (o 21,0%), polichlorku winylu (o 14,2%), CANWILU (o 8,3%). Zysk operacyjny PKN ORLEN S.A. i ANWIL S.A. w IV kwartale 2004 roku przypisany do tego segmentu wyniósł odpowiednio 218 mln zł i 64 mln zł, podczas gdy w IV kwartale 2003 roku wypracowany zysk wyniósł odpowiednio 29 mln zł i 55 mln zł. Marże z notowań na etylen i propylen w IV kwartale 2004 roku wyniosły odpowiednio 579,8 USD/t i 478,8 USD/t, co oznacza wzrost w porównaniu z IV kwartałem 2003 roku odpowiednio o 58,1% i 68,4%.

Realizacja Kompleksowego Programu Redukcji Kosztów Operacyjnych przyniosła oszczędności dla tego segmentu w wysokości 5,5 mln zł zarówno w IV kwartale 2004 roku jak i w IV kwartale 2003 roku.

Po 4 kwartałach 2004 roku wynik segmentu wyniósł 810 mln zł i był wyższy od osiągniętego w analogicznym okresie 2003 roku o 93,8%.

Pozostała działalność

Pozostała działalność	12 miesięcy zakończone 31 grudnia 2004 (nie badane)		3 miesiące zakończone 31 grudnia 2004 (nie badane)		12 miesięcy zakończone 31 grudnia 2003 (nie badane)		3 miesiące zakończone 31 grudnia 2003 (nie badane)		Zmiana % 12 miesięcy		Zmiana % 3 miesiące	
Wynik segmentu wg MSSF	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD
Przychody segmentu, w tym:	1 433	393	382	117	1 653	425	444	114	-13,3%	-7,5%	-14,0%	2,6%
Przychody zewnętrzne	650	178	172	53	550	141	180	46	18,2%	26,2%	-4,4%	15,2%
Przychody wewnętrzne	783	215	210	64	1 103	284	264	68	-29,0%	-24,3%	-20,5%	-5,9%
Koszty segmentu	1 411	387	432	132	1 647	423	483	124	-14,3%	-8,5%	-10,6%	6,5%
Wynik segmentu*	**22**	**6**	**-50**	**-15**	**6**	**2**	**-39**	**-10**	**266,7%**	**200,0%**	**28,2%**	**50,0%**
Sprzedaż zewnętrzna (tys. ton)	244		100		93		29		162,4%		244,8%	

**) Wynik operacyjny segmentu nieuwzględniający kosztów nieprzypisanych do żadnego segmentu (dotyczących całej Grupy)*

Do segmentu „Pozostała działalność" oprócz obszarów produkujących media energetyczne oraz świadczących usługi w PKN ORLEN S.A., zaliczanych jest szereg podmiotów wyodrębnionych głównie w procesie restrukturyzacji.

Na pozostałej działalności odnotowano w IV kwartale 2004 roku stratę w wysokości 50 mln zł, podczas gdy w IV kwartale 2003 roku strata ta wyniosła 39 mln zł.

Realizacja Kompleksowego Programu Redukcji Kosztów Operacyjnych przyniosła oszczędności dla tego segmentu w IV kwartale 2004 roku w wysokości 37,6 mln zł, podczas gdy w IV kwartale 2003 roku 4,1 mln zł.

Po 4 kwartałach zysk segmentu wyniósł 22 mln zł, podczas gdy w 2003 roku zysk segmentu wyniósł 6 mln zł.

Przegląd finansów

Rachunek zysków i strat

W okresie IV kwartału 2004 roku zysk na sprzedaży wyniósł 1 639 mln zł i był wyższy od zysku z analogicznego okresu 2003 roku o 506 mln zł tj. o 44,7%. Jest to efekt większego wzrostu przychodów ze sprzedaży (o 1 405 mln zł), niż kosztu własnego sprzedaży (o 899 mln zł). Przyrost sprzedaży zewnętrznej Grupy wystąpił w Segmencie Rafineryjnym (Produkcja + Hurt), którego wartość wzrosła o 1 237 mln zł (tj. o 42,8%) oraz Segmencie Chemicznym, gdzie wartość sprzedaży zewnętrznej wzrosła o 272 mln zł (tj. o 34,2%). Wzrostowi wartości sprzedaży zewnętrznej w tych segmentach towarzyszył wzrost sprzedaży ilościowej odpowiednio o 1,9% i o 1,1%. Zasadniczy wpływ na poziom przychodów w Segmencie Rafineryjnym (Produkcja + Hurt) miał wzrost notowań cen na paliwa oraz zmiana sposobu przypisania do segmentu.

Wartość sprzedaży w IV kwartale 2004 roku spółek niemieckich wyniosła 2 219 mln zł, podczas gdy w IV kwartale 2003 roku 1 918 mln zł.

W okresie IV kwartału 2004 roku, w porównaniu z IV kwartałem 2003 roku, koszty sprzedaży zmniejszyły się o 79 mln zł (tj. o 11,9%) i wyniosły 585 mln zł. W IV kwartale 2004 roku zanotowano spadek, w porównaniu do analogicznego kwartału 2003 roku, kosztów ogólnego zarządu o 38 mln zł (o 15,6%) do poziomu 205 mln zł.

Strata na pozostałej działalności operacyjnej w IV kwartale 2004 roku wyniosła 251 mln zł. Znaczący wpływ na wysokość tej straty miały działania, które wystąpiły w PKN ORLEN S.A. tj. zawiązanie rezerwy na koszty rekultywacji i usunięcia zanieczyszczeń (77 mln zł), rezerwy na ryzyko gospodarcze (64 mln zł) oraz wysokość odpisów aktualizujących wartość należności (40 mln zł). Przychody finansowe w IV kwartale 2004 roku wyniosły 251 mln zł i wzrosły w porównaniu z analogicznym kwartałem 2003 roku o 208 mln zł, co jest efektem pozytywnych tendencji w zakresie kursów walutowych (dodatnie różnice kursowe). Grupa odnotowała wzrost kosztów finansowych o 113 mln zł w stosunku do IV kwartału 2003 roku wynikający głownie z utworzenia rezerwy na należność z tytułu sprzedaży udziałów NOM sp. z o.o. (111 mln zł).,W efekcie powyższych czynników zysk na tej działalności w IV kwartale 2004 roku wyniósł 83 mln zł, podczas gdy w analogicznym kwartale 2003 roku Grupa zanotowała stratę 12 mln zł.

W IV kwartale 2004 roku wartość udziału w wyniku finansowym jednostek konsolidowanych metodą praw własności wyniosła 29 mln zł, w IV kwartale 2003 roku 8 mln zł.

Wysokość podatku dochodowego w IV kwartale 2004 roku wyniosła 88 mln zł, co oznacza wzrost w stosunku do analogicznego okresu 2003 roku o 166 mln zł wynikający głównie z wyższego zysku przed opodatkowaniem oraz zmiany stawki podatkowej do podatku odroczonego w 2003 roku.

Powyższe czynniki ukształtowały zysk netto w IV kwartale 2004 roku na poziomie 610 mln zł tj. o 391 mln zł powyżej zysku z analogicznego okresu 2003 roku.

Po 4 kwartałach 2004 roku zysk netto wyniósł 2 442 mln zł i był wyższy od zysku z 2003 roku o 1 455 mln zł (tj. o 147,4%).

Bilans

Na koniec IV kwartału 2004 roku suma aktywów wyniosła 18 946 mln zł i wzrosła o 10,5% w stosunku do stanu na 31 grudnia 2003 roku. Majątek trwały zmniejszył się w stosunku do 31 grudnia 2003 roku o 99 mln zł

(o 0,9%) i osiągnął wartość 10 616 mln zł głównie w wyniku zmniejszenia rzeczowego majątku trwałego o 175 mln zł w stosunku do stanu na 31 grudnia 2003 roku. Na koniec IV kwartału 2004 roku wzrosła wartość majątku obrotowego z 6 434 mln zł na 31 grudnia 2003 roku do 8 330 mln zł. Główny wpływ na wzrost majątku obrotowego miał wzrost stanu krótkoterminowych papierów wartościowych oraz środków pieniężnych, należności z tytułu dostaw i innych oraz zapasów odpowiednio o 1 202 mln zł, 446 mln zł i 215 mln zł.
Kapitał własny na koniec IV kwartału 2004 roku wyniósł 11 657 mln zł i wzrósł o 2 147 mln zł, tj. o 22,6% w stosunku do stanu z końca 2003 roku, głównie w wyniku wzrostu zysków zatrzymanych (o 2 164 mln zł). Zobowiązania długoterminowe wyniosły 2 855 mln zł i wzrosły w odniesieniu do końca 2003 roku o 110 mln zł, z tytułu zwiększenia rezerw (o 189 mln zł), przy jednoczesnym spadku zobowiązań z tytułu kredytów i pożyczek (o 79 mln zł). Zmniejszył się stan zobowiązań krótkoterminowych z 4 467 mln zł na 31 grudnia 2003 roku do 4 055 mln zł na 31 grudnia 2004 roku. W zakresie zobowiązań krótkoterminowych wystąpił znaczący spadek wartości kredytów i pożyczek (o 953 mln zł) oraz wzrost zobowiązań i rozliczeń międzyokresowych biernych o 514 mln zł. Zadłużenie Grupy ogółem (kredyty, pożyczki i papiery wartościowe) osiągnęło na 31 grudnia 2004 roku poziom 1 999 mln zł, co oznacza spadek o 1 032 mln zł w porównaniu do stanu na koniec 2003 roku.

Cash flow

Przepływy pieniężne netto z działalności operacyjnej wyniosły w IV kwartale 2004 roku 799 mln zł i wzrosły o 533 mln zł w porównaniu z analogicznym okresem 2003 roku. Na zwiększenie przepływów środków pieniężnych netto z działalności operacyjnej w IV kwartale 2004 roku wpłynął przede wszystkim: wyższy o 391 mln zł zysk netto oraz pozytywne tendencje w zakresie zapasów i należności (w IV kwartale 2004 roku spadek o 534 mln zł, przy spadku w IV kwartale 2003 roku o 69 mln zł). Niekorzystne tendencje w porównaniu z IV kwartałem 2003 roku odnotowano w zakresie stanu zobowiązań i rozliczeń miedzyokresowych biernych (w IV kwartale 2004 roku spadek o 572 mln zł, przy spadku w IV kwartale 2003 roku o 237 mln zł).
Wydatki środków pieniężnych z działalności inwestycyjnej wyniosły w IV kwartale 2004 roku 1 049 mln zł i wzrosły w stosunku do analogicznego kwartału 2003 roku o 819 mln zł. Wzrost w IV kwartale 2004 roku tych wydatków wynika głównie z nabycia krótkoterminowych papierów wartościowych. PKN ORLEN S.A. w IV kwartale 2004 roku dokonywał transakcji zakupu papierów wartościowych na rynku wtórnym (bony skarbowe, obligacje, papiery komercyjne) w celu lokowania krótkoterminowych nadwyżek finansowych. Podobnie jak w analogicznym okresie 2003 roku, w IV kwartale 2004 roku Grupa zanotowała ujemne saldo przepływów środków pieniężnych z działalności finansowej w wysokości 69 mln zł (w IV kwartale 2003 roku ujemne saldo wyniosło 123 mln zł), co oznacza spłatę zadłużenia z tytułu kredytów, dłużnych papierów wartościowych i pożyczek. W IV kwartale 2004 roku wydatki netto z tytułu zaciągnięcia i spłaty kredytów, dłużnych papierów wartościowych i pożyczek wyniosły 54 mln zł, podczas gdy w IV kwartale 2003 roku wydatki te wyniosły 103 mln zł.
Po 4 kwartałach 2004 roku przepływy z działalności operacyjnej wyniosły 3 592 mln zł tj. o 1 885 mln zł więcej niż w analogicznym okresie 2003 roku.
Wydatki środków pieniężnych z tytułu działalności inwestycyjnej po 4 kwartałach 2004 roku w kwocie 2 382 mln zł wynikają głównie z wydatków na inwestycje w rzeczowy majątek trwały (1 497 mln zł) i nabycia krótkoterminowych papierów wartościowych (1 232 mln zł), natomiast po 4 kwartałach 2003 roku wynosiły one

1 381 mln zł, a znaczącą pozycją były inwestycje w rzeczowy majątek trwały (1 337 mln zł) oraz nabycie działalności w Niemczech (279 mln zł).

Spłata długoterminowych i krótkoterminowych pożyczek i kredytów oraz płatność dywidendy na rzecz akcjonariuszy spowodowały wypływ netto środków pieniężnych z działalności finansowej, który po 4 kwartałach 2004 roku wyniósł 1 065 mln zł.

Na koniec IV kwartału 2004 roku stan środków pieniężnych wyniósł 707 mln zł, czyli o 145 mln zł więcej niż na koniec 2003 roku. Wzrost środków jest efektem dobrych wyników z działalności operacyjnej. Nadwyżka finansowa zgromadzona przez Grupę ma w przeważającej części charakter krótkoterminowy i będzie wykorzystana przede wszystkim dla finansowania transakcji zakupu Unipetrol.

ZAŁĄCZNIK I

POLSKI KONCERN NAFTOWY ORLEN S.A.
SKONSOLIDOWANE SKRÓCONE RACHUNKI ZYSKÓW I STRAT
za okresy 12 i 3 miesięcy zakończone 31 grudnia 2004 roku i 31 grudnia 2003 roku

(Dane w milionach złotych)

WYSZCZEGÓLNIENIE	12 miesięcy zakończone 31 grudnia 2004 (nie badane)	3 miesiące zakończone 31 grudnia 2004 (nie badane)	12 miesięcy zakończone 31 grudnia 2003 (nie badane)	3 miesiące zakończone 31 grudnia 2003 (nie badane)	Zmiana % 12 miesięcy	Zmiana % 3 miesiące
Przychody ze sprzedaży	**30 535**	**8 313**	**24 412**	**6 908**	25,1%	20,3%
Koszt własny sprzedaży	24 403	6 674	19 986	5 775	22,1%	15,6%
Zysk na sprzedaży	**6 132**	**1 639**	**4 426**	**1 133**	**38,5%**	**44,7%**
Pozostałe przychody operacyjne	370	161	422	112	**-12,3%**	**43,8%**
Koszty sprzedaży	2 180	585	2 259	664	-3,5%	-11,9%
Koszty ogólnego zarządu	826	205	934	243	-11,6%	-15,6%
Pozostałe koszty operacyjne	719	412	388	186	85,3%	121,5%
Zysk operacyjny	**2 777**	**598**	**1 267**	**152**	**119,2%**	**293,4%**
Przychody finansowe	400	251	279	43	43,4%	483,7%
Koszty finansowe	256	168	377	55	-32,1%	-205,5%
Udział w wyniku finansowym jednostek konsolidowanych metodą praw własności	100	29	50	8	100,0%	262,5%
Zysk przed opodatkowaniem	**3 021**	**710**	**1 219**	**148**	**147,8%**	**379,7%**
Podatek dochodowy od osób prawnych	524	88	198	-78	164,6%	-212,8%
Zysk po opodatkowaniu	2 497	622	1 021	226	144,6%	175,2%
Zysk akcjonariuszy mniejszościowych	55	12	34	7	61,8%	71,4%
Zysk netto	**2 442**	**610**	**987**	**219**	**147,4%**	**178,5%**

ZAŁĄCZNIK II

POLSKI KONCERN NAFTOWY ORLEN S.A.
SKONSOLIDOWANE SKRÓCONE BILANSE
na 31 grudnia 2004 roku i 31 grudnia 2003 roku
(Dane w milionach złotych)

WYSZCZEGÓLNIENIE	31.12.2004 (nie badane)	31.12.2003	Zmiana %
AKTYWA			
Majątek trwały			
Rzeczowy majątek trwały	9 632	9 807	-1,8%
Ujemna wartość firmy	-307	-273	12,5%
Wartości niematerialne	119	121	-1,7%
Aktywa finansowe	538	534	0,7%
Akcje i udziały w jednostkach konsolidowanych metodą praw własności	549	493	11,4%
Podatek odroczony – aktywa	76	15	406,7%
Pozostały majątek trwały	9	18	-50,0%
Majątek trwały razem	**10 616**	**10 715**	-0,9%
Majątek obrotowy			
Zapasy	3 273	3 058	7,0%
Należności z tytułu dostaw i inne	2 959	2 513	17,7%
Należności z tytułu podatku dochodowego	21	65	-67,7%
Krótkoterminowe papiery wartościowe	1 124	67	1577,6%
Czynne rozlicz. międzyokresowe kosztów	92	80	15,0%
Środki pieniężne	707	562	25,8%
Inne aktywa finansowe	154	89	73,0%
Majątek obrotowy razem	**8 330**	**6 434**	29,5%
Aktywa razem	**18 946**	**17 149**	10,5%
PASYWA			
Kapitał własny			
Kapitał akcyjny	534	534	0,0%
Kapitał zapasowy	1 359	1 359	0,0%
Rachunkowość zabezp. przepływów pieniężnych	56		
Kapitał rezerwowy z aktualizacji wyceny	855	856	-0,1%
Różnice kursowe z przeliczenia jednostek podporządkowanych	-10	62	-116,1%
Zyski zatrzymane	8 863	6 699	32,3%
Kapitał własny razem	**11 657**	**9 510**	22,6%
Kapitał akcjonariuszy mniejszościowych	**379**	**427**	-11,2%
Zobowiązania długoterminowe			
Kredyty i pożyczki	1 757	1 836	-4,3%
Rezerwy	877	616	42,4%
Rezerwa na podatek odroczony	221	293	-24,6%
Zobowiązania długoterminowe razem	**2 855**	**2 745**	4,0%
Zobowiązania krótkoterminowe			
Zobowiązania i rozl. międzyokresowe bierne	3 745	3 231	15,9%
Zobowiązania z tytułu podatku dochodowego	1		
Kredyty i pożyczki	242	1 195	-79,7%
Przychody przyszłych okresów	46	14	228,6%
Pozostałe zobowiązania finansowe	21	27	-22,2%
Zobowiązania krótkoterminowe razem	**4 055**	**4 467**	-9,2%
Pasywa razem	**18 946**	**17 149**	10,5%

ZAŁĄCZNIK III

POLSKI KONCERN NAFTOWY ORLEN S.A.
SKONSOLIDOWANE SKRÓCONE RACHUNKI PRZEPŁYWÓW PIENIĘŻNYCH
za okresy 12 i 3 miesięcy zakończone 31 grudnia 2004 roku i 31 grudnia 2003 roku

(Dane w milionach złotych)

WYSZCZEGÓLNIENIE	12 miesięcy zakończone 31 grudnia 2004 (nie badane)	3 miesiące zakończone 31 grudnia 2004 (nie badane)	12 miesięcy zakończone 31 grudnia 2003 (nie badane)	3 miesiące zakończone 31 grudnia 2003 (nie badane)	Zmiana 12 miesięcy	Zmiana 3 miesiące
Przepływy środków pieniężnych z działalności operacyjnej						
Zysk netto	**2 442**	**610**	**987**	**219**	**1 455**	**391**
Korekty o pozycje:				0		
Zysk akcjonariuszy mniejszościowych	55	12	34	7	21	5
Udział w wyniku finansowym jednostek konsolidowanych metodą praw własności	-100	-29	-50	-8	-50	-21
Amortyzacja	1 205	298	1 207	317	-2	-19
Odsetki i dywidendy, netto	-53	-12	29	0	-82	-12
Podatek dochodowy od zysku przed opodatkowaniem	524	88	198	-78	326	166
Zysk/Strata na działalności inwestycyjnej	96	62	59	61	37	1
Zmniejszenie / (zwiększenie) stanu należności	-537	335	-114	114	-423	221
Zmniejszenie / (zwiększenie) stanu zapasów	-250	199	-158	-45	-92	244
(Zmniejszenie) / zwiększenie stanu zobowiązań i rozliczeń międzyokresowych biernych	663	-572	-111	-237	774	-335
(Zmniejszenie) / zwiększenia stanu rezerw	300	200	25	55	275	145
Pozostałe korekty	-137	-111	14	29	-151	-140
Podatek dochodowy zapłacony	-616	-281	-413	-168	-203	-113
Środki pieniężne netto z działalności operacyjnej	**3 592**	**799**	**1 707**	**266**	**1 885**	**533**
Przepływy środków pieniężnych z działalności inwestycyjnej						
Nabycie składników rzeczowego majątku trwałego oraz wartości niematerialnych	-1 497	-440	-1 337	-408	-160	-32
Wpływy z tytułu sprzedaży składników rzeczowego majątku trwałego	63	12	40	17	23	-5
Wpływy z tytułu sprzedaży aktywów dostępnych do sprzedaży	46	6	17	11	29	-5
Nabycie aktywów dostępnych do sprzedaży	-49	-5	-56	-16	7	11
Nabycie działalności w Niemczech pomniejszone o saldo nabytych środków pieniężnych	0	0	-279	13	279	-13
Nabycie krótkoterminowych papierów wartościowych	-1 232	-728	-62	-20	-1 170	-708
Wpływy z tytułu sprzedaży krótkoterminowych papierów wartościowych	130	40	55	31	75	9
Dywidendy i odsetki otrzymane	105	17	85	14	20	3
Pożyczki udzielone/spłacone	7	7	83	83	-76	-76
Pozostałe	45	42	73	45	-28	-3
Środki pieniężne netto wykorzystane w działalności inwestycyjnej	**-2 382**	**-1 049**	**-1 381**	**-230**	**-1 001**	**-819**

Przepływy środków pieniężnych z działalności finansowej						
Wpływy z długoterminowych i krótkoterminowych pożyczek i kredytów	864	80	4 452	876	-3 588	-796
Spłata długoterminowych i krótkoterminowych pożyczek i kredytów	-1 582	-134	-4 207	-979	2 625	845
Zapłacone odsetki	-57	-11	-116	-14	59	3
Płatność dywidend na rzecz akcjonariuszy	-278	0	-59	0	-219	0
Pozostałe	-12	-4	-12	-6	0	2
Środki pieniężne netto otrzymane/(wykorzystane) w działalności finansowej	**-1 065**	**-69**	**58**	**-123**	**-1 123**	**54**
Zmiana stanu środków pieniężnych netto	**145**	**-319**	**384**	**-87**	**-239**	**-232**
Środki pieniężne na początku okresu	**562**	**1 026**	**178**	**649**	**384**	**377**
Środki pieniężne na końcu okresu	**707**	**707**	**562**	**562**	**145**	**145**

ZAŁĄCZNIK IV

POLSKI KONCERN NAFTOWY ORLEN S.A.
KLUCZOWE DANE FINANSOWE W PODZIALE NA SEGMENTY DZIAŁALNOŚCI
za okresy 12 i 3 miesięcy zakończone 31 grudnia 2004 roku i 31 grudnia 2003 roku

(Dane w milionach złotych)

WYSZCZEGÓLNIENIE	12 miesięcy zakończone 31 grudnia 2004 (nie badane)	3 miesiące zakończone 31 grudnia 2004 (nie badane)	12 miesięcy zakończone 31 grudnia 2003 (nie badane)	3 miesiące zakończone 31 grudnia 2003 (nie badane)	Zmiana % 12 miesięcy	Zmiana % 3 miesiące
PRZYCHODY ZE SPRZEDAŻY ZEWNĘTRZNEJ[1]						
Segment rafineryjny (produkcja+hurt)	14 337	4 127	10 066	2 890	42,4%	42,8%
Segment rafineryjny (detal)	11 548	2 925	10 651	3 043	8,4%	-3,9%
Segment chemiczny	4 000	1 089	3 145	795	27,2%	37,0%
Pozostała działalność	650	172	550	180	18,2%	-4,4%
ŁĄCZNIE	**30 535**	**8 313**	**24 412**	**6 908**	**25,1%**	**20,3%**
WYNIK SEGMENTU[2]						
Segment rafineryjny (produkcja+hurt)	2 292	541	1 213	239	89,0%	126,4%
Segment rafineryjny (detal)	49	-66	38	-38	28,9%	73,7%
Segment chemiczny	810	255	418	72	93,8%	254,2%
Pozostała działalność	22	-50	6	-39	266,7%	28,2%
Wyłączenia			-1	-1		
Suma pozycji nieprzypisanych	-396	-82	-407	-81		
ŁĄCZNIE	**2 777**	**598**	**1 267**	**152**	**119,2%**	**293,4%**
NAKŁADY NA ŚRODKI TRWAŁE						
Segment rafineryjny (produkcja+hurt)	401	111	486	90	-17,5%	23,3%
Segment rafineryjny (detal)	300	111	270	116	11,1%	-4,3%
Segment chemiczny	536	130	534	176	0,4%	-26,1%
Pozostała działalność	67	19	128	39	-47,7%	-51,3%
Suma pozycji nieprzypisanych	32	9	35	8	-8,6%	12,5%
ŁĄCZNIE SEGMENTY	**1 336**	**380**	**1 453**	**429**	**-8,1%**	**-11,4%**
AMORTYZACJA						
Segment rafineryjny (produkcja+hurt)	594	139	658	177	-9,7%	-21,5%
Segment rafineryjny (detal)	238	67	176	51	35,2%	31,4%
Segment chemiczny	225	55	198	48	13,6%	14,6%
Pozostała działalność	145	35	168	41	-13,7%	-14,6%
Suma pozycji nieprzypisanych	32	7	36	9	-11,1%	-22,2%
ŁĄCZNIE SEGMENTY	**1 234**	**303**	**1 236**	**326**	**-0,2%**	**-7,1%**

1. Przychody ze sprzedaży zewnętrznej zawierają wyłącznie sprzedaż do podmiotów trzecich poza Grupę PKN ORLEN.
2. Wynik segmentu zawiera zysk ze sprzedaży do podmiotów trzecich oraz transfer do innych segmentów.

ZAŁĄCZNIK V

POLSKI KONCERN NAFTOWY ORLEN S.A.
KLUCZOWE DANE OPERACYJNE

za okresy 12 i 3 miesięcy zakończone 31 grudnia 2004 roku i 31 grudnia 2003 roku

(Dane w tonach)

WYSZCZEGÓLNIENIE	12 miesięcy zakończone 31 grudnia 2004 (nie badane)	3 miesiące zakończone 31 grudnia 2004 (nie badane)	12 miesięcy zakończone 31 grudnia 2003 (nie badane)	3 miesiące zakończone 31 grudnia 2003 (nie badane)	Zmiana % 12 miesięcy	Zmiana % 3 miesiące
PRZERÓB ROPY NAFTOWEJ (tys. ton)	12 654	3 327	12 272	3 153	3,1%	5,5%
PRODUKCJA RAFINERYJNA						
Benzyny	2 755 979	700 104	2 768 804	747 843	-0,5%	-6,4%
Oleje napędowe	3 389 654	838 317	3 101 491	815 914	9,3%	2,7%
Olej opałowy III	624 147	162 144	710 973	189 293	-12,2%	-14,3%
Ekoterm	1 706 830	538 292	1 531 261	430 115	11,5%	25,2%
Jet A-1	334 199	87 190	299 288	108 756	11,7%	-19,8%
Gaz płynny	200 710	54 430	211 476	53 624	-5,1%	1,5%
Pozostałe produkty rafineryjne	1 418 910	355 732	1 446 569	365 527	-1,9%	-2,7%
ŁĄCZNIE	**10 430 429**	**2 736 209**	**10 069 862**	**2 711 072**	**3,6%**	**0,9%**
SPRZEDAŻ PRODUKTÓW RAFINERYJNYCH						
Benzyny	3 762 042	949 660	3 672 636	999 804	2,4%	-5,0%
Oleje napędowe	4 069 354	1 080 828	3 818 591	1 088 748	6,6%	-0,7%
Olej opałowy III	487 740	162 701	546 426	159 904	-10,7%	1,7%
Ekoterm	1 957 629	614 813	1 785 824	527 314	9,6%	16,6%
Jet A-1	372 567	108 499	308 430	105 285	20,8%	3,1%
Gaz płynny	300 048	72 922	319 384	77 992	-6,1%	-6,5%
Pozostałe produkty rafineryjne	1 538 763	382 396	1 829 333	562 873	-15,9%	-32,1%
ŁĄCZNIE	**12 488 143**	**3 371 819**	**12 280 624**	**3 521 920**	**1,7%**	**-4,3%**
PRODUKCJA PETROCHEMICZNA						
Polietylen	0	0	26 868	0	-100,0%	-
Polipropylen	0	0	25 104	0	-100,0%	-
Etylen	157 525	40 454	139 974	41 993	12,5%	-3,7%
Glikole	104 981	27 193	96 666	21 372	8,6%	27,2%
Propylen	217 658	58 637	201 000	56 943	8,3%	3,0%
Saletra amonowa	492 079	120 540	435 561	119 906	13,0%	0,5%
CANWIL	338 288	103 009	332 715	98 920	1,7%	4,1%
Polichlorek winylu	221 178	54 123	216 940	53 589	2,0%	1,0%
Pozostałe produkty petrochemiczne	671 414	179 709	646 944	167 598	3,8%	7,2%
ŁĄCZNIE	**2 203 123**	**583 665**	**2 121 772**	**560 321**	**3,8%**	**4,2%**
SPRZEDAŻ PRODUKTÓW PETROCHEMICZNYCH						
Polietylen	18 601	2 267	48 128	5 980	-61,4%	-62,1%
Polipropylen	16 387	2 313	45 909	4 125	-64,3%	-43,9%
Etylen	156 424	39 590	135 307	38 618	15,6%	2,5%
Glikole	105 240	25 943	95 045	19 585	10,7%	32,5%

Propylen	216 957	58 350	192 513	53 247	12,7%	9,6%
Saletra amonowa	500 945	128 222	473 819	129 915	5,7%	-1,3%
CANWIL	336 043	97 674	338 888	104 721	-0,8%	-6,7%
Polichlorek winylu	210 422	41 699	210 701	46 334	-0,1%	-10,0%
Pozostałe produkty petrochemiczne	655 829	172 949	663 390	160 658	-1,1%	7,7%
ŁĄCZNIE	**2 216 848**	**569 007**	**2 203 700**	**563 183**	**0,6%**	**1,0%**

ZAŁĄCZNIK VI

POLSKI KONCERN NAFTOWY ORLEN S.A.
SPRZEDAŻ GŁÓWNYCH PRODUKTÓW

**za okresy 12 i 3 miesięcy zakończone
31 grudnia 2004 roku i 31 grudnia 2003 roku**

(Dane w tonach)

Ilościowa sprzedaż produktów lekkich w Grupie PKN ORLEN S.A.	12 miesięcy zakończone 31 grudnia 2004 (nie badane)	3 miesiące zakończone 31 grudnia 2004 (nie badane)	12 miesięcy zakończone 31 grudnia 2003 (nie badane)	3 miesiące zakończone 31 grudnia 2003 (nie badane)	Zmiana % 12 miesięcy	Zmiana % 3 miesiące
Sprzedaż hurtowa głównych produktów lekkich, w tym:	**6 944 236**	**1 934 763**	**5 823 067**	**1 699 573**	**19,3%**	**13,8%**
- benzyny	1 819 073	453 941	1 595 829	440 697	14,0%	3,0%
- olej napędowy	2 795 401	757 599	2 373 872	703 894	17,8%	7,6%
- paliwo lotnicze Jet A-1	372 567	108 499	308 430	105 285	20,8%	3,1%
- Ekoterm	1 957 195	614 724	1 544 936	449 697	26,7%	36,7%
Sprzedaż detaliczna paliw silnikowych, w tym:	**3 344 035**	**852 283**	**3 623 038**	**970 872**	**-7,7%**	**-12,2%**
- benzyny	1 942 969	495 719	2 076 807	559 107	-6,4%	-11,3%
- olej napędowy	1 273 953	323 229	1 444 719	384 854	-11,8%	-16,0%
- gaz płynny	127 113	33 335	101 512	26 911	25,2%	23,9%
Ogółem sprzedaż paliw, w tym:	**10 461 640**	**2 826 722**	**9 904 865**	**2 799 143**	**5,6%**	**1,0%**
- paliw silnikowych	8 504 011	2 211 909	8 119 041	2 271 829	4,7%	-2,6%